As filed with the Securities and Exchange Commission on July 3, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OCULUS INNOVATIVE SCIENCES, INC.
(Exact name of registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	68-0423298 (I.R.S. Employer Identification No.)

1129 N. McDowell Blvd.
Petaluma, CA 94954
(707) 782-0792
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hojabr Alimi
Chief Executive Officer and President
1129 N. McDowell Blvd.
Petaluma, CA 94954
(707) 782-0792
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sylvia K. Burks, Esq. Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304-1114 (650) 233-4500 (650) 233-4545 facsimile	Michael W. Hall, Esq. William C. Davisson III, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600 (650) 463-2600 facsimile

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common Stock, $0.0001 par value	$80,500,000	$8,614

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2006

PRELIMINARY PROSPECTUS

           Shares

Oculus Innovative Sciences, Inc.

Common Stock

We are offering           shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “OCLS.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Oculus Innovative Sciences, Inc.	$	$

The underwriters may also purchase up to an additional      shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2006.

A.G. Edwards	Jefferies & Company

First Albany Capital	C.E. Unterberg, Towbin

The date of this prospectus is          , 2006

Page

Prospectus Summary	1
Risk Factors	7
Information Regarding Forward-Looking Statements	22
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	27
Selected Consolidated Financial Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Business	44
Management	67
Related Party Transactions	81
Principal Stockholders	82
Description of Capital Stock	84
Shares Eligible for Future Sale	88
Underwriting	90
Legal Matters	92
Experts	92
Change in Independent Registered Public Accounting Firm	93
Where You Can Find Additional Information	93
Index to Consolidated Financial Statements	F-1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.6
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 4.7
EXHIBIT 4,8
EXHIBIT 4.9
EXHIBIT 4.10
EXHIBIT 4.11
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 21.1
EXHIBIT 23.1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the respective dates as of which the information is given.

PROSPECTUS SUMMARY

Before you decide whether to invest in our common stock, you should carefully read this entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes. In this prospectus, “we,” “us,” “our” and “Oculus” refer to Oculus Innovative Sciences, Inc. and its consolidated subsidiaries unless the context requires otherwise.

Oculus Innovative Sciences, Inc.

We develop, manufacture and market a family of products intended to prevent and eliminate infection in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is a non-toxic, super-oxidized water-based solution that is designed to eliminate a wide range of pathogens including viruses, fungi, spores and antibiotic resistant strains of bacteria such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE. In clinical testing, our products eliminated a wide range of pathogens and were found to be safe, easy to use and complementary with most existing treatment methods in wound care. Our experience and clinical data indicate that the use of Microcyn may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for systemic antibiotics. Microcyn also has applications in several other large consumer and professional markets, including hard surface disinfectant, respiratory, dermatology, mold and atmospheric remediation and dental.

We believe Microcyn provides significant advantages over current methods of care in the treatment of a wide range of chronic and acute wounds throughout all stages of treatment. We believe that Microcyn is the first topical product that eliminates a broad range of bacteria and other infectious microbes without causing toxic side effects on, or irritation of, healthy tissue. Unlike most antibiotics, Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. Because our products are shelf stable and require no special preparation, they can be used in hospitals, clinics, burn centers, extended care facilities and in the home.

Our products have received CE Mark approval for wound cleaning and reduction of infection, three U.S. Food and Drug Administration, or FDA, 510(k) clearances for use of Microcyn as a medical device in wound debridement, lubricating, moistening and dressing and have been granted approval for use as an antiseptic, disinfectant and sterilant in Mexico. Physicians in several countries have conducted studies in which Microcyn eliminated infection in a variety of wounds, including hard-to-treat wounds such as diabetic ulcers and burns, and, in some cases, reduced the need for systemic antibiotics. We expect to complete our pivotal clinical trial for pre-operative skin preparation in the third quarter of 2006 and intend to file a New Drug Application, or NDA, for the use of Microcyn as a pre-operative skin preparation in late 2006. In addition, we intend to seek FDA approval for the use of Microcyn to eliminate infection and accelerate healing in wounds. We have established a protocol, based on comments from the FDA, for a Phase IIb clinical trial to be conducted in patients with diabetic foot ulcers and other open wounds comparing clinical cure rates and the rate of wound healing.

We began selling our Microcyn product in July 2004 in Mexico, where we sell through a dedicated 75-person contract sales force, and in October 2004 in Europe, where we have an eight-person direct sales force and exclusive distribution agreements with four distributors experienced in supplying the wound care market, with an aggregate combined sales force of over 25 full-time equivalent salespeople. We began selling our products in the United States in June 2005 and have established a network of one national and five regional distributors supported by four direct salespeople.

Market Opportunity

According to Medtech Insight, a Division of Windhover Information, there were over 90 million incidents of wounds in the United States during 2004. Of these, over 6 million were chronic wounds, including arterial, diabetic, pressure and venous ulcers. The remaining 84 million incidents were acute wounds, which follow the normal process of healing and commonly include burns, traumatic wounds and approximately 67 million surgical incisions. Key trends in wound care include a large and increasing at-risk population, primarily of elderly, diabetic and obese people, increased emphasis on controlling the cost of patient care, technological product and treatment innovation, increased focus on improving the patient experience and advancements in combination treatment methods.

When infection is present in a wound, standard treatments include cleansing, debridement and systemic antibiotics. Although there are a number of topical antiseptics and antibiotics currently used to treat acute and chronic wounds, their overall effectiveness is limited. For example:

•	many antiseptics, including Betadine, hydrogen peroxide and Dakin’s solution, are toxic, can destroy human cells and tissue, may cause allergic reactions and can impede the wound healing process;

•	silver-based products are expensive and require precise dosage and close monitoring by trained medical staff to minimize the potential for allergic reactions and bacterial resistance; and

•	the increase in antibiotic resistant bacterial strains, such as MRSA and VRE, have compromised the efficacy of some widely used topical antibiotics, including Neosporin or Bacitracin.

Our Solution

Our products have the following key features:

•	Effective. In physician clinical studies, our products eliminated a wide range of pathogens that cause infection in a variety of acute and chronic wounds without promoting the development of resistant bacteria.

•	Safe. Clinical data shows that our products are non-toxic, do not cause skin irritation and do not inhibit wound healing. Throughout our clinical trials and physician clinical studies to date and since commercialization in 2004, we have received no reports of adverse events related to the use of Microcyn.

•	Easy to Use. Our products require no preparation before use or at time of disposal, and caregivers can use our products without significant training. In addition, Microcyn has a shelf life ranging from one to two years depending on the size and type of packaging, can be stored at room temperature and does not require any specific handling procedures.

•	Cost Effective. Treatment of many wounds requires extended hospitalization and care, including the use of systemic antibiotics. Infection of wounds prolongs the healing time and increases the use of systemic antibiotics. Our clinical trials and physician clinical studies to date indicate that Microcyn eliminates infection, accelerates healing time and reduces the use of systemic antibiotics, thereby lowering overall patient cost.

Our Strategy

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for controlling infection in chronic and acute wounds throughout all stages of treatment. We also intend to leverage our expertise in wound care into additional market opportunities. The key elements of our strategy include the following:

•	drive adoption of Microcyn as the standard of care in the wound care market to prevent and eliminate infection;

•	obtain additional regulatory approvals in the United States;

•	expand our direct sales force and distribution networks;

•	pursue opportunities to combine Microcyn with other treatments;

•	develop strategic collaborations in the wound care market; and

•	leverage our Microcyn platform to address additional markets.

Principal Risks

There are significant risks and challenges relating to our business and industry that may materially and adversely affect our ability to execute our strategy and achieve our objectives. We have a history of losses, expect to continue to incur losses and may never achieve profitability. All of our products are based on our Microcyn platform technology, and we do not have the necessary regulatory approvals to market Microcyn as a drug in the United States. We will be required to conduct clinical trials that will be lengthy and expensive. These trials may not be successful or lead to additional regulatory approvals.

Corporate Information

We were incorporated in California in 1999 as Micromed Laboratories, Inc. In August 2001, we changed our name to Oculus Innovative Sciences, Inc. In connection with this offering, we intend to reincorporate in Delaware. Our principal executive offices are located at 1129 N. McDowell Blvd., Petaluma, California, 94954, and our telephone number is (707) 782-0792. We have two principal subsidiaries: Oculus Technologies of Mexico, S.A. de C.V., organized in Mexico, and Oculus Innovative Sciences Netherlands, B.V., organized in The Netherlands. Our website is www.oculusis.com. Information that is included on our website is not a part of this prospectus.

We currently use Microcyn, Dermacyn and Vetericyn, which are registered trademarks, and our Oculus Innovative Sciences logo as trademarks in the United States and other countries. We have applied to the U.S. Patent and Trademark Office to register our Oculus Innovative Sciences logo. We are also seeking U.S. trademark registrations for Cidalcyn and Dentricyn. All other trademarks, trade names or services marks appearing in this prospectus are the property of their respective holders.

Our human wound treatment product is marketed under the name Dermacyn in the United States and the European Union and under the name Microyn60 in Mexico. All references in this prospectus to Microcyn as a product are to the products marketed under their respective names. Other references to Microcyn are to our platform technology used in producing our products for wound care and for other markets.

The Offering

Common stock to be offered by us	shares

Common stock to be outstanding after the offering	shares

Initial public offering price per share	$

Use of proceeds	We intend to use the net proceeds from this offering to expand our sales and marketing capabilities, to fund clinical trials and related research, to expand our manufacturing capabilities and for general corporate purposes, including working capital. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	OCLS

The number of shares of common stock that will be outstanding immediately after this offering is based upon 16,875,928 shares of common stock outstanding as of March 31, 2006 and does not include:

•	8,116,174 shares of our common stock issuable upon the exercise of outstanding stock options and options granted in connection with this offering, at a weighted-average exercise price of $1.05 per share;

•	3,782,396 shares of our common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2,61 per share; and

•	up to 2,201,643 additional shares of our common stock reserved for issuance under our equity plans.

Unless we indicate otherwise, all information in this prospectus:

•	gives effect to the conversion of all outstanding shares of our preferred stock into 15,934,718 shares of our common stock upon the completion of this offering;

•	does not reflect the exercise of outstanding warrants or options to purchase shares of our common stock;

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in this offering;

•	reflects a -for-one split of our common stock to be effected before completion of this offering;

•	reflects our reincorporation in Delaware from California; and

•	reflects the amendment of our certificate of incorporation in connection with this offering to, among other things, change the number of shares authorized for issuance.

Summary Consolidated Financial Data
(In thousands, except per share data)

The following tables present our summary consolidated financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with our audited consolidated financial statements and related notes and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following tables present our summary financial data as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 15,934,718 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to further give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and our estimated offering expenses.

	Year Ended March 31,
	2004	2005	2006

Consolidated Statements of Operations Data:
Revenues
Product	$95	$473	$1,966
Service	807	883	618

Total revenues	902	1,356	2,584

Cost of revenues
Product(1)	1,403	2,211	3,899
Service(1)	1,265	1,311	1,003

Total cost of revenues	2,668	3,522	4,902

Gross loss	(1,766)	(2,166)	(2,318)
Operating expenses:
Research and development(1)	1,413	1,654	2,600
Selling, general and administrative(1)	3,918	12,492	15,933

Total operating expenses	5,331	14,146	18,533

Loss from operations	(7,097)	(16,312)	(20,851)
Interest expense	(178)	(372)	(172)
Interest income	3	8	282
Other income (expense), net	(26)	146	(377)

Net loss from continuing operations	(7,298)	(16,530)	(21,118)
Loss on discontinued operations	—	—	(1,981)

Net loss	(7,298)	(16,530)	(23,099)
Preferred stock dividends	—	—	(121)

Net loss available to common stockholders	$(7,298)	$(16,530)	$(23,220)

Net loss per common share: basic and diluted	$(0.47)	$(1.06)	$(1.40)

Weighted-average shares outstanding: basic and diluted	15,647	15,659	16,602

Pro forma net loss per common share: basic and diluted			$(0.75)

Pro forma weighted-average shares outstanding: basic and diluted			30,728

(1)	Includes the following stock-based compensation charges:

	Year Ended March 31,
	2004	2005	2006

Cost of revenues
Product	$—	$2	$2
Service	10	3	1
Operating expenses
Research and development	56	5	52
Selling, general and administrative	358	2,339	542

Total	$424	$2,349	$597

	As of March 31, 2006
		Pro Forma
	Actual	As Adjusted
		(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$7,448
Working capital(1)	5,127
Total assets(1)	12,689
Total liabilities	5,351
Total stockholders’ equity(1)	7,338

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) this amount on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and our estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In that case, the market price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

We have a history of losses, we expect to continue to incur losses and we may never achieve profitability.

We have incurred significant net losses in each fiscal year since our inception, including losses of $7.3 million, $16.5 million and $23.1 million for the years ended March 31, 2004, 2005 and 2006, respectively. Our accumulated deficit as of March 31, 2006 was $50.3 million. We have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. Even if we do generate significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

•	expand our sales and marketing capabilities in the United States and internationally;

•	conduct preclinical studies and clinical trials on our products and product candidates;

•	seek Food and Drug Administration, or FDA, clearance to market Microcyn as a drug in the United States;

•	increase our research and development efforts to enhance our existing products, commercialize new products and develop new product candidates and;

•	establish additional and expand existing manufacturing facilities.

As a result of these activities, we will need to generate significant revenue in order to achieve profitability and may never become profitable. We must also maintain specified cash reserves in connection with our loan and security agreement which may limit our investment opportunities. Failure to maintain these reserves could result in our lender foreclosing against our assets or imposing significant restrictions on our operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

Because all of our products are based on our Microcyn platform technology, we will need to generate sufficient revenues from the sale of Microcyn to execute our business plan.

All of our products are based on our Microcyn platform technology, and we do not have any non-Microcyn product candidates that will generate revenues in the foreseeable future. Accordingly, we expect to derive substantially all of our future revenues from sales of our Microcyn products. We have only been selling our products since July 2004, and substantially all of our historical product revenues have been from sales of Microcyn in Mexico. Although we began selling in Europe in October 2004 and in the United States in June 2005, our product revenues outside of Mexico to date have not been significant. For example, product revenues from countries outside of Mexico were 9.1% of our product revenues for the year ended March 31, 2006. Microcyn has not been adopted as a standard of care for wound treatment in any country and may not gain acceptance among physicians, nurses, patients, third-party payors and the medical community. Existing protocols for wound care are well established within the medical community and tend to vary geographically, and healthcare providers may be reluctant to alter their protocols to include the use of Microcyn. If Microcyn does not achieve an adequate level of acceptance, we will not generate sufficient revenues to become profitable.

We do not have the necessary regulatory approvals to market Microcyn as a drug in the United States.

We have obtained three 510(k) clearances in the United States that permit us to sell Microcyn as a medical device to clean, moisten and debride wounds. However, we do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, which we will need to obtain in order to execute our business plan. Before we are permitted to sell Microcyn as a drug in the United States, we must, among other things, successfully complete additional well-controlled clinical trials, submit a New Drug Application, or NDA, to the FDA and obtain FDA approval. We have not completed the clinical trials that will be necessary to support an NDA for Microcyn. We intend to file an NDA for Microcyn as a pre-operative skin preparation in late 2006, and we also intend to seek FDA approval for the use of Microcyn to prevent and eliminate infection and accelerate healing in wounds. The FDA approval process is expensive and uncertain, requires detailed and comprehensive scientific and other data and generally takes several years. Despite the time and expense exerted, approval is never guaranteed. We do not know whether we will obtain the necessary regulatory approvals to market Microcyn as a drug in the United States. We anticipate that the earliest we could obtain approval to sell Microcyn as a pre-operative skin preparation in the United States is 2007, and any approval of Microcyn to prevent and eliminate infection in wounds in the United States will take even longer. Even if we obtain FDA approval to sell Microcyn as a drug, we may not be able to successfully commercialize Microcyn as a drug in the United States and may never recover the substantial costs we have invested in the development of our Microcyn products.

Delays or adverse results in clinical trials could result in increased costs to us and delay our ability to generate revenue.

Clinical trials are long and expensive, and the outcome of clinical trials are uncertain and subject to delays. It may take several years to complete clinical trials, if at all, and a product candidate may fail at any stage of the clinical trial process. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical study or clinical trial do not necessarily predict final results, and acceptable results in preclinical studies or early clinical trials may not be repeatable in later subsequent clinical trials. The commencement or completion of any of our clinical trials may be delayed or halted for a variety of reasons, including the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol;

•	patients do not enroll in clinical trials at the rate we expect;

•	delays in reaching agreement on acceptable clinical trial agreement terms with prospective sites;

•	delays in obtaining institutional review board approval to conduct a study at a prospective site;

•	third party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or the third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	governmental regulations or administrative actions are changed; and

•	insufficient funds to continue our clinical trials.

We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in additional FDA approvals. While a number of physicians have conducted clinical studies assessing the safety and efficacy of Microcyn for various indications, the data from these studies is not sufficient to support approval of Microcyn as a drug in the United States, and we will be required to complete additional, well-controlled clinical studies in compliance with FDA requirements before we submit an NDA for Microcyn. Our failure to adequately demonstrate the safety and efficacy of our product candidates to the satisfaction of the FDA will prevent our receipt of FDA approval for additional indications and, ultimately, impact commercialization of our products in the United States. If we experience significant delays or adverse results in clinical trials, our financial results and the commercial prospects for products based on Microcyn will be harmed, our costs would increase and our ability to generate revenue would be delayed.

If we fail to obtain, or experience significant delays in obtaining, regulatory clearances to market our current or future products, we will be unable to commercialize these products.

Developing, testing, manufacturing, marketing and selling of medical technology products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. The process of obtaining regulatory clearance and approval of medical technology products is costly and time consuming. Even though the underlying product formulation may be the same or similar, our products are subject to different regulations and approval processes depending upon their intended use. In the United States, use of Microcyn to cleanse and debride a wound comes within the medical device regulation framework, while use of Microcyn to prepare the skin pre-operatively and to control infection in wounds will require us to seek FDA approval of Microcyn as a drug in the United States.

To obtain regulatory approval of our products as drugs in the U.S., we must first show that our products are safe and effective for target indications through preclinical studies (animal testing) and clinical trials (human testing). The FDA generally clears marketing of a medical device through the 510(k) pre-market clearance process if it is demonstrated that the new product has the same intended use and is substantially equivalent to another legally marketed device, including a 510(k)-cleared product, and otherwise meets the FDA’s requirements. Product modifications, including labeling the product for a new intended use, may require the submission of a new 510(k) clearance before the modified product can be marketed. Some higher-risk medical devices must receive pre-market approval, or PMA, before they may be commercialized. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process and requires the development and submission of clinical studies supporting the safety and effectiveness of the device. We cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process instead of the more lengthy PMA or drug approval processes.

We do not know whether our products based on Microcyn will receive approval from FDA as a drug. The data from clinical studies of Microcyn conducted by physicians to date will not satisfy FDA’s regulatory criteria for approval of an NDA. We are therefore conducting, and will need to conduct additional, well-controlled clinical trials in order to generate data that demonstrates to the satisfaction of FDA that Microcyn is safe and effective for the indications we seek in our NDAs. The outcomes of clinical trials are inherently uncertain, and there is no guarantee that the results of our clinical trials will replicate the data obtained from the physician clinical studies and that these clinical trials will support FDA approval of Microcyn as a drug. In addition, we do not know whether the necessary approvals or clearances will be granted for future products or that FDA review or actions will not involve delays caused by the FDA’s request for additional information or clinical testing that could adversely affect the time to market and sale of products as drugs. If we do not obtain the requisite regulatory clearances and approvals, we will be unable to commercialize our products as drugs and may never recover any of the substantial costs we have invested in the development of Microcyn.

Distribution of our products outside the United States is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. We do not know whether we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on our future business, financial condition, and results of operations.

We may incur significant liabilities in connection with our prior relationship with a distributor in Mexico, and our results of operations may be negatively affected by the termination of this relationship.

On June 16, 2005, we entered into a series of agreements with Quimica Pasteur, or QP, a Mexico-based distributor of pharmaceutical products to hospitals and health care entities owned or operated by the Mexican Ministry of Health, or MOH. These agreements provided, among other things, for QP to act as our exclusive distributor of Microcyn to the MOH for a period of three years. We concurrently acquired a small equity interest in QP and an option to acquire the remaining equity of QP directly from its principals. In addition, two of our employees were appointed as officers of QP, which resulted in the establishment of financial control of QP by our company under applicable accounting literature.

As a result of our agreements, we were required to consolidate QP’s operations with our financial results. In connection with our audit of QP’s financial statements in late 2005, we were made aware of a number of facts that suggested that QP or its principals may have engaged in some form of tax avoidance practice prior to the execution of the agreements between our company and QP. We did not discover these facts prior to our execution of these agreements or for several months thereafter. Our audit committee engaged an outside law firm to conduct an investigation whose findings implicated QP’s principals in a systemic tax avoidance practice prior to June 16, 2005. We estimate that taxes, interest and penalties related to these practices could amount to $7 million or more. Based on the results of this investigation, we terminated our agreements with QP effective March 26, 2006.

Although we believe that we are not responsible for any tax avoidance practices of QP’s principals prior to June 16, 2005, the Mexican taxing authority could make a claim against us or our Mexican subsidiary.

QP had a well-established relationship with the MOH. We lost the benefit of this relationship when we terminated our agreements with QP. Although we currently market Microcyn in Mexico through a dedicated contract sales force and we continue to market Microcyn to the MOH, we do not know whether our future sales in Mexico will decline as a result of the termination of our relationship with QP.

If our competitors develop products similar to Microcyn, we may need to modify or alter our business strategy, which may delay the achievement of our goals.

Competitors may develop products with similar characteristics as Microcyn. Such similar products marketed by larger competitors can hinder our efforts to penetrate the market. As a result, we may be forced to modify or alter our business and regulatory strategy and sales and marketing plans, as a response to changes in the market, competition and technology limitations, among others. Such modifications may pose additional delays in achieving our goals.

If we are unable to expand our direct domestic sales force, we may not be able to successfully sell our products in the United States.

We currently sell Microcyn in the United States through a network of one national and five regional distributors and a direct sales force comprised of four persons. We plan to sell directly into the U.S. market and are expanding our domestic sales force. Our intent is to expand our domestic sales force by December 2007 to coincide as closely as possible with our anticipated receipt of FDA approval to market and sell Microcyn as a drug for pre-operative skin preparation. Developing a sales force is expensive and time consuming, and the lack of qualified sales personnel could delay or limit the success of our product launch. Our domestic sales force, if established, will be competing with the sales operations of our competitors, which are better funded and more experienced. We may not be able to develop domestic sales capacity on a timely basis or at all.

Our dependence on distributors for sales could limit or prevent us from selling our products and from realizing long-term revenue growth.

We currently depend on distributors to sell Microcyn in the United States, Europe and other countries and intend to continue to sell our products primarily through distributors in Europe and the United States for the foreseeable future. In addition, if we are unable to expand our direct sales force, we will continue to rely on distributors to sell Microcyn. Our existing distribution agreements are generally short-term in duration, and we may need to pursue alternate distributors if the other parties to these agreements terminate or elect not to renew their agreements. If we are unable to retain our current distributors for any reason, we must replace them with alternative distributors experienced in supplying the wound care market, which could be time-consuming and divert management’s attention from other operational matters. In addition, we will need to attract additional distributors to expand the geographic areas in which we sell Microcyn. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations, which could harm our ability to generate revenues. In addition, some of our distributors may also sell products that compete with ours. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize long-term revenue growth.

We depend on a contract sales force to sell our products in Mexico.

We currently depend on a contract sales force to sell Microcyn in Mexico. Our existing agreement is short-term in duration and can be terminated by either party upon 30 days written notice. If we are unable to retain our current agreement for any reason, we may need to build our own internal sales force or find an alternate source for contract sales people. We may be unable to find an alternate source, or the alternate source’s sales force may not generate sufficient revenue. If our current or future contract sales force does not perform adequately, we may not realize long-term revenue growth in Mexico.

If we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Regulatory approvals or clearances that we currently have and that we may receive in the future are subject to limitations on the indicated uses for which the products may be marketed, and any future approvals could contain requirements for potentially costly post-marketing follow-up studies. In addition, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping for approved products are subject to extensive regulation. Our manufacturing facilities, processes and specifications are subject to periodic inspection by FDA, KEMA, and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our failure to continue to meet regulatory standards or to remedy any deficiencies could result in restrictions being imposed on products or manufacturing processes, fines, suspension or loss of regulatory approvals or clearances, product recalls, termination of distribution or product seizures or the need to invest substantial resources to comply with various existing and new requirements. In the more egregious cases, criminal sanctions, civil penalties, disgorgement of profits or closure of our manufacturing facilities are possible. The subsequent discovery of previously unknown problems with Microcyn, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of our products, and could include voluntary or mandatory recall or withdrawal of products from the market.

New government regulations may be enacted and changes in FDA policies and regulations, their interpretation and enforcement, could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Therefore, we do not know whether we will be able to continue to comply with any regulations or that the costs of such compliance will not have a material adverse effect on our future business, financial condition, and results of operations. If we are not able to maintain regulatory compliance, we will not be permitted to market our products and our business would suffer.

Our competitive position depends on our ability to protect our intellectual property and our proprietary technologies.

Our ability to compete and to achieve and maintain profitability depends on our ability to protect our intellectual property and proprietary technologies. We currently rely on a combination of patents, patent applications, trademarks, trade secret laws, confidentiality agreements, license agreements and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. These measures may not be adequate to safeguard our Microcyn technology. In addition, we granted a security interest in our assets under a loan and security agreement. The security interest extends to our intellectual property in the event we fail to maintain specified cash reserves under the loan. If we do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced.

Although we have filed U.S. and foreign patent applications related to our Microcyn based products, the manufacturing technology for making the products, and their uses, no patents have been issued from these applications.

Our pending patent applications and any patent applications we may file in the future may not result in issued patents, and we do not know whether any of our in-licensed patents or any additional patents that might ultimately be issued by the U.S. Patent and Trademark Office will protect our Microcyn technology. Any claims that issue may not be sufficiently broad to prevent third parties from producing competing substitutes and may be infringed, designed around, or invalidated by third parties. Even issued patents may later be found to be invalid, or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts.

The degree of future protection for our proprietary rights is more uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we were the first to invent the inventions described in patent applications;

•	we were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate our products without infringing our intellectual property rights;

•	any patents licensed or issued to us will provide us with any competitive advantages;

•	we will develop proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

The policies we use to protect our trade secrets may not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality and invention assignment agreements executed by our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosures. We cannot be certain that the steps we have taken will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For example, one of our former contract partners, Nofil Corporation, whom we relied upon to manufacture our proprietary machines had access to our proprietary information and we believe undertook the development and manufacture of the machines to be sold to third parties in violation of our agreement with such company. We have brought a claim against Nofil in the Northern District of California. We believe that a former officer of our Mexico subsidiary collaborated in these acts, misappropriated our trade secrets, and is currently selling products in Mexico that are competitive to our products. In addition, we believe that, through the licensor of the patents that we in-license and who has also assigned patents to us, a company in Japan obtained one of our patent applications, translated it into Hangul and filed it under such company’s and the licensor’s name in South Korea. These and any other leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

We are in a dispute with the licensor of all of our current issued patents, which could result in our losing all rights under such patents and have a material adverse impact on our business opportunities in Japan.

In March 2003, we obtained an exclusive license to six issued Japanese patents and five Japanese published pending patent applications owned by Coherent Technologies. The issued Japanese patents and pending Japanese patent applications relate to an early generation of super-oxidized water product and aspects of the method and apparatus for producing such product and will expire between 2011 and 2014. In June 2006, we received written notice from Coherent advising us that the patent license was terminated, citing various reasons with which we disagree. Although we do not believe Coherent has grounds to terminate the license, we may have to take legal action to preserve our rights under the license and to enjoin Coherent from breaching its terms. We do not know whether we would prevail in any such action, which would be costly and time consuming, and we could lose our rights under the license, which could have a material adverse impact on our business opportunities in Japan. In addition, we could have to defend ourselves against infringement claims from Coherent in Japan based on their position on termination of the license.

We may face intellectual property infringement claims that could be time-consuming, costly to defend and could result in our loss of significant rights and the assessment of treble damages.

From time to time, we may receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. In September 2005, a complaint was filed against us in Mexico claiming confusion in trademarks with respect to our Microcyn60 mark. We have tentatively agreed to change the name Microcyn60 within twelve months from the date of a proposed settlement. The party has referred the matter to the Mexico Trademark Office. We could incur a liability of approximately $100,000 for the use of the name Microcyn60 during the twelve month period following the date of settlement. We cannot be sure that we will not be required to take additional actions, including making additional payments related to this matter, or that changing our product name will not have a negative impact on our product sales in Mexico.

In addition, we may have disputes regarding intellectual property rights with the parties that have licensed those rights to us. Some claims received from third parties may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. In addition, modifying our products to include the non-infringing technologies could require us to seek re-approval or clearance from various regulatory bodies for our products, which would be costly and time consuming. Also, we may be unaware of pending patent applications that relate to our technology. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

Our ability to generate revenue will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from third-party payors of healthcare costs.

The continuing efforts of governmental and other third-party payors, including managed care organizations such as health maintenance organizations, or HMOs, to contain or reduce costs of health care may affect our future revenue and profitability, and the future revenue and profitability of our potential customers, suppliers and collaborative or license partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, governmental and private payors have limited the growth of health care costs through price regulation or controls, competitive pricing programs and drug rebate programs. Our ability to commercialize our products successfully will depend in part on the extent to which appropriate coverage and reimbursement levels for the cost of our Microcyn products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as HMOs.

There is significant uncertainty concerning third-party coverage and reimbursement of newly approved medical products and drugs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States and the concurrent growth of organizations such as HMOs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to generate revenues.

In addition, given ongoing federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. While we cannot predict whether any proposed cost-containment measures will be adopted, the announcement or adoption of these proposals could reduce the price that we receive for our Microcyn products in the future.

We could be required to indemnify third parties for alleged infringement, which could cause us to incur significant costs.

Some of our distribution agreements contain commitments to indemnify our distributors against liability arising from infringement of third party intellectual property such as patents. We may be required to indemnify our customers for claims made against them or license fees they are required to pay. If we are forced to indemnify for claims or to pay license fees, our business and financial condition could be substantially harmed.

A significant part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Mexico and Europe. For the fiscal years ended March 31, 2004, 2005 and 2006, approximately 10%, 35% and 75%, respectively, of our total revenue was generated from sales outside of the United States. Our business is highly regulated for the use, marketing and manufacturing of our Microcyn products both domestically and internationally. Our international operations are subject to risks, including:

•	local political or economic instability;

•	changes in governmental regulation;

•	changes in import/export duties;

•	trade restrictions;

•	lack of experience in foreign markets;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	work stoppages or other changes in labor conditions;

•	difficulties in collecting accounts receivables on a timely basis or at all; and

•	adverse tax consequences or overlapping tax structures.

We plan to continue to expand internationally to respond to customer requirements and market opportunities. We currently have international manufacturing facilities in Mexico and The Netherlands. Establishing operations in any foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. If our international expansion efforts in any foreign country are unsuccessful, we could incur significant losses and we may not achieve profitability.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, changes in regulations and the approval process, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Our sales in international markets subject us to foreign currency exchange and other risks and costs which could harm our business.

A substantial portion of our revenues are derived from outside the United States, and primarily from Mexico. We anticipate that revenues from international customers will continue to represent a substantial portion of our revenues for the foreseeable future. Because we generate revenues in foreign currencies, we are subject to the effects of exchange rate fluctuations. For the years ended March 31, 2004, 2005 and 2006, approximately 10%, 35% and 75%, respectively, of our revenues were denominated in currencies other than the U.S. dollar. We incurred foreign currency exchange losses of $4,000 and $283,000 for the years ended March 31, 2004 and 2006, respectively, and a gain of $134,000 for the fiscal year ended March 31, 2005. The functional currency of our Mexican subsidiary is the Mexican Peso and the functional currency of our subsidiary in The Netherlands is the Euro. For the preparation of our consolidated financial statements, the financial results of our foreign subsidiaries are translated into U.S. dollars on average exchange rates during the applicable period. If the U.S. dollar appreciates against the Mexican Peso or the Euro, as applicable, the revenues we recognize from sales by our subsidiaries will be adversely impacted. Foreign exchange gains or losses as a result of exchange rate fluctuations in any given period could harm our operating results and negatively impact our revenues. Additionally, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline and adversely affect our results of operations and financial condition.

The loss of key members of our senior management team, one of our directors or our inability to retain highly skilled scientists, technicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team, including Hojabr Alimi, our Chief Executive Officer, and Akihisa Akao, a member of our Board of Directors and one of our consultants. The efforts of these people will be critical to us as we continue to develop our products and as we attempt to commercialize products in the chronic and acute wound care market. If we were to lose one or more of these individuals, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Our research and development programs depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among medical technology businesses, particularly in the San Francisco Bay Area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in wound care and close relationships with the medical community, including physicians and other medical staff. We may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to support our research, development and sales programs.

We maintain key-person life insurance only on Mr. Alimi. We may discontinue this insurance in the future, it may not continue to be available on commercially reasonable terms or, if continued, it may prove inadequate to compensate us for the loss of Mr. Alimi’s services.

We may be unable to manage our future growth effectively, which would make it difficult to execute our business strategy.

We may experience periods of rapid growth as we expand our business, which will likely place a significant strain on our limited personnel and other resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our commercialization goals.

Furthermore, we conduct business in a number of geographic regions and are seeking to expand to other regions. We have not established a physical presence in many of the international regions in which we conduct or plan to conduct business, but rather we manage our business from our headquarters in Northern California.

As a result, we conduct business at all times of the day and night with limited personnel. If we fail to appropriately target and increase our presence in these geographic regions, we may not be able to effectively market and sell our Microcyn products in these locations or we may not meet our customers’ needs in a timely manner, which could negatively affect our operating results.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place strain on our administrative and operational infrastructure, including sales and marketing and clinical and regulatory personnel. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy.

The wound care industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are less expensive or more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

The wound care industry is highly competitive and subject to rapid technological change. Our success depends, in part, upon our ability to stay at the forefront of technological change and maintain a competitive position.

We compete with large healthcare, pharmaceutical and biotechnology companies, along with smaller or early-stage companies that have collaborative arrangements with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Our competitors may:

•	develop and patent processes or products earlier than we will;

•	develop and commercialize products that are less expensive or more efficient than any products that we may develop;

•	obtain regulatory approvals for competing products more rapidly than we will;

•	improve upon existing technological approaches or develop new or different approaches that render our technology or products obsolete or non-competitive.

As a result, we may not be able to successfully commercialize any future products.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new products and technologies.

We expect capital outlays and operating expenditures to increase over the next several years as we work to commercialize our products and expand our infrastructure and research and development activities. We may need to raise additional capital to, among other things:

•	sustain commercialization of our current products or new products;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	fund our clinical trials and preclinical studies;

•	expand our research and development activities;

•	expand our manufacturing capabilities;

•	acquire or license technologies; and

•	finance capital expenditures and our general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	the level of research and development investment required to maintain and improve our technology position;

•	cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization;

•	competing technological and market developments; and

•	changes in regulatory policies or laws that affect our operations.

If we raise additional funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities.

The success of our research and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful, our research and development efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy will be to enter into collaborative or license arrangements under which we license our Microcyn technology to other parties for development and commercialization. We expect that while we may initially seek to conduct initial clinical trials on our drug candidates, we may need to seek collaborators for a number of our potential products because of the expense, effort and expertise required to continue additional clinical trials and further develop those potential products candidates. Because collaboration arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. Also, we may not have products that are desirable to other parties, or we may be unwilling to license a potential product because the party interested in it is a competitor. The terms of any arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position or for scientific, commercial or other reasons. If we are not able to establish collaborative agreements, we may not be able to develop and commercialize new products, which would adversely affect our business and our revenues.

In order for any of these collaboration or license arrangements to be successful, we must first identify potential collaborators or licensees whose capabilities complement and integrate well with ours. We may rely on these arrangements for, not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators or licensees devote to our programs or potential products. If our collaborators or licensees prove difficult to work with, are less skilled than we originally expected, or do not devote adequate resources to the program, the relationship will not be successful. If a business combination, involving a collaborator or licensees and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We may acquire other businesses or form joint ventures that could harm our operating results, dilute your ownership of us, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of complementary businesses and assets, as well as technology licensing arrangements. We also intend to pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your ownership interest in us. If the price of our common stock is low or volatile, we may not be able to acquire other companies for stock. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

If we are unable to comply with broad and complex federal and state fraud and abuse laws, we could face substantial penalties and our products could be excluded from government healthcare programs.

We are subject to various broad and complex federal and state laws pertaining to healthcare fraud and abuse, which, among other things, prohibit payments to induce the referral of products and services and the fraudulent billing of federal healthcare programs. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

The frequency of suits to enforce these laws have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that the costs of defending claims or allegations under the False Claims Act will not have a material adverse effect on our business, financial condition and results of operations.

Our efforts to discover and develop potential products may not lead to the discovery, development, commercialization or marketing of actual drug products.

We are currently engaged in a number of different approaches to discover and develop new product applications and product candidates. At the present time, we have one drug candidate in clinical trials. We also have a non-Microcyn based compound in the research and development phase. This compound has potential applications in oncology. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a suitable drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates.

We must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization, enter into complex business transactions and take actions designed to satisfy new reporting requirements. Specifically, our transaction with QP may indicate that we need to better plan for complex transactions and the application of complex accounting principles relating to those transactions. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Annual Report on Form 10-K for which compliance is required and thereafter, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

We may not be able to maintain sufficient product liability insurance to cover claims against us.

Product liability insurance for the healthcare industry is generally expensive to the extent it is available at all. We may not be able to maintain such insurance on acceptable terms or be able to secure increased coverage if the commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by our product liability insurance. Moreover, the existing coverage of our insurance policy or any rights of indemnification and contribution that we may have may not be sufficient to offset existing or future claims. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our future business, financial condition, and results of operations.

Risks Related to Our Common Stock

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $      in net tangible book value per share from the price you paid, based on the assumed initial public offering price of $      per share. The exercise of outstanding options will result in further dilution of your investment. For additional information, please see “Dilution.”

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

•	demand by physicians, other medical staff and patients for our Microcyn products;

•	reimbursement decisions by third-party payors and announcements of those decisions;

•	clinical trial results and publication of results in peer-reviewed journals or the presentation at medical conferences;

•	the inclusion or exclusion of our Microcyn products in large clinical trials conducted by others;

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	issues in manufacturing our product candidates or products;

•	new or less expensive products and services or new technology introduced or offered by our competitors or us;

•	the development and commercialization of product enhancements;

•	changes in the regulatory environment;

•	delays in establishing new strategic relationships;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	litigation or public concern about the safety of our product candidates or products;

•	changes in recommendations of securities analysts or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	additions or departures of key personnel; and

•	general market conditions.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the Nasdaq National Market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Prior to this offering, there has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at or above the initial offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price.

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering, we will have           outstanding shares of common stock based on the number of shares outstanding at          , 2006. This includes the           shares we are selling in this offering, which (other than shares purchased by our affiliates) may be resold in the public market immediately. Subject to the lock-up arrangements described in “Underwriting” and volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act, the remaining shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares and % of
Total Outstanding Following Offering	Date Available for Sale Into Public Market

shares, or %	Immediately
shares, or %	90 days after the date of this prospectus
shares, or %	Immediately upon expiration of the 180-day lock up agreement
shares, or %	At some point after the expiration of the 180-day lock up agreement

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on appreciation in the price of our common stock, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We may allocate net proceeds from this offering in ways with which you may not agree.

Our management will have broad discretion in using the proceeds from this offering and may use the proceeds in ways with which you may disagree. Because we are not required to allocate the net proceeds from this offering to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. As a result, you and other stockholders may not agree with our decisions.

Anti-takeover provisions in our charter, by-laws and Delaware law may make it difficult for you to change our management and may also make a takeover difficult.

Our corporate documents and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. These provisions include limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. These provisions might discourage, delay or prevent a change of control or in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, and future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continue,” “ongoing,” “potential,” “expect,” “predict,” “believe,” “intend,” “may,” “will,” “should,” “could,” “would,” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” above.

Forward-looking statements include, but are not limited to, statements about:

•	the progress and timing of our development programs and approvals for our products;

•	the benefits and effectiveness of our products;

•	the progress and timing of clinical trials;

•	our expectations and capabilities relating to the sales and marketing of our current products and our product candidates;

•	our expectations related to the use of our proceeds from this offering;

•	our ability to manufacture sufficient amounts of our product candidates for clinical trials and products for commercialization activities;

•	our investment in property and equipment to support our products;

•	the content and timing of submissions to and decisions made by FDA and other regulatory agencies, including demonstrating to the satisfaction of FDA the safety and efficacy of our products;

•	the rate and causes of infection;

•	the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products;

•	the timing of commercializing our products;

•	our ability to protect our intellectual property and operate our business without infringing on the intellectual property of others;

•	our relationship with and consolidation of Quimica Pasteur;

•	our ability to compete with other companies that are developing or selling products that are competitive with our products;

•	the ability of our products to become the standard of care for controlling infection in chronic and acute wounds;

•	our estimates regarding future operating performance, earnings and capital requirements;

•	our expectations relating to the concentration of our revenue from international sales; and

•	the impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus contains statistical and market data that we obtained from third-party sources. Although we believe that this information is reliable, we have not independently verified this information.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $      million from this offering, based on an assumed initial public offering price of $      per share, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, our estimated net proceeds will be approximately $      million. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, the net proceeds to us by approximately $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and our estimated offering expenses.

We currently intend to use the proceeds of this offering as follows:

•	approximately $ million to expand our sales and marketing capabilities, including the expansion of our direct sales force;

•	approximately $ million to fund clinical trials and related research;

•	approximately $ million to expand our manufacturing capabilities; and

•	the remaining proceeds for general corporate purposes, including working capital.

While we have estimated the particular uses for the net proceeds to be received upon the completion of this offering, the actual amounts and timing of any expenditure will depend upon the rate of growth, if any, of our business, the amount of cash generated by our operations, status of our research and development efforts, competitive and technological developments and the amount of proceeds actually raised in this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products, although we have no agreements with respect to any such transactions as of the date of this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering.

We believe that the net proceeds from this offering, together with our future revenues, cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. Pending these uses described above, we intend to invest the net proceeds in short-term, investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Upon the completion of this offering, we anticipate that any earnings will be retained for development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future on our common stock. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors. In the future, we may also obtain loans or other credit facilities that may restrict our ability to declare or pay dividends.

CAPITALIZATION

The following table describes our cash, cash equivalents and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma as adjusted basis to give effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 15,934,718 shares of our common stock; and

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of our expected offering range, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2006
		Pro Forma
	Actual	As Adjusted
		(unaudited)
	(In thousands, except share and per share data)

Cash and cash equivalents(1)	$7,448

Short-term debt	$519
Long-term debt, less current portion	$251
Stockholders’ equity (deficit):
Convertible preferred stock, no par value; 30,000,000 shares authorized, 15,934,718 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	50,390
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, no par value; 100,000,000 shares authorized; 16,875,928 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted	3,399
Additional paid-in capital(1)	4,644
Deferred compensation	(798)
Accumulated other comprehensive gain (loss)	3
Accumulated deficit	(50,300)

Total stockholders’ equity(1)	7,338

Total capitalization(1)	$8,108

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) this amount on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and our estimated offering expenses.

The outstanding share information set forth in the table excludes as of March 31, 2006:

•	8,116,174 shares of our common stock issuable upon the exercise of outstanding stock options and options granted in connection with this offering, at a weighted average exercise price of $1.05 per share;

•	3,782,396 shares of our common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2.61 per share; and

•	up to 2,201,643 additional shares of our common stock reserved for issuance under our equity plans.

DILUTION

Our net tangible book value as of March 31, 2006 was approximately $7.3 million, or $0.43 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution of pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of           shares of common stock at an assumed initial public offering price of $      per share, which is the midpoint of our expected offering range, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been $     million, or $      per share of common stock. This represents an immediate increase in net tangible book value of $      per share of common stock to existing common stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $      per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed offering price per share of common stock		$
Net tangible book value per share at March 31, 2006	$0.43
Increase in net tangible book value per share attributable to the issue of new shares

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $     million, the pro forma as adjusted net tangible book value per share by $     per share and the dilution in the pro forma net tangible book value to new investors in this offering by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes as of March 31, 2006, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid to us by existing and new investors purchasing shares of common stock in this offering assuming an initial public offering price of $      per share, which is the midpoint of our expected offering range, before deducting the underwriting discount and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders	32,810,646		%	$59,037,000		%	$1.80
New investors

Total		100.0%			$100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own  % and our new investors would own  % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 16,875,928 shares of our common stock outstanding as of March 31,

2006, reflects the automatic conversion of our preferred stock into 15,934,718 shares of common stock and excludes:

•	8,116,174 shares of our common stock issuable upon the exercise of outstanding stock options and options granted in connection with this offering, at a weighted-average exercise price of $1.05 per share;

•	3,782,396 shares of our common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2.61 per share; and

•	up to 2,201,643 additional shares of our common stock reserved for issuance under our equity plans.

If all of our outstanding options and warrants as of March 31, 2006 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $      per share, representing an increase attributable to new investors of $      per share, and there would be an immediate dilution of $      per share to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the years ended March 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of March 31, 2005 and 2006 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended March 31, 2002 and 2003 and the selected consolidated balance sheet data at March 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the year ended March 31, 2003 and the selected consolidated balance sheet data as of March 31, 2003 have not been audited. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended March 31,
	2002	2003	2004	2005	2006
		(unaudited)
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenues
Product	$—	$—	$95	$473	$1,966
Service	2,000	2,470	807	883	618

Total revenues	2,000	2,470	902	1,356	2,584

Cost of revenues
Product(1)	—	—	1,403	2,211	3,899
Service(1)	815	1,768	1,265	1,311	1,003

Total cost of revenues	815	1,768	2,668	3,522	4,902

Gross profit (loss)	1,185	702	(1,766)	(2,166)	(2,318)
Operating expenses:
Research and development(1)	6	68	1,413	1,654	2,600
Selling, general and administrative(1)	1,326	2,102	3,918	12,492	15,933

Total operating expenses	1,332	2,170	5,331	14,146	18,533

Loss from operations	(147)	(1,468)	(7,097)	(16,312)	(20,851)
Interest expense	(24)	(123)	(178)	(372)	(172)
Interest income	—	—	3	8	282
Other income (expense), net	4	(4)	(26)	146	(377)

Net loss from continuing operations	(167)	1,595	(7,298)	(16,530)	(21,118)
Loss on discontinued operations	—	—	—	—	(1,981)

Net loss	(167)	1,595	(7,298)	(16,530)	(23,099)
Preferred stock dividends	—	—	—	—	(121)

Net loss available to common stockholders	$(167)	$(1,595)	$(7,298)	$(16,530)	$(23,220)

Net loss per common share: basic and diluted(2)
Continuing operations	(0.01)	(0.10)	(0.47)	(1.06)	(1.28)
Discontinued operations	—	—	—	—	(0.12)

	$(0.01)	$(0.10)	$(0.47)	$(1.06)	$(1.40)

Weighted average shares outstanding: basic and diluted	15,182	15,309	15,647	15,659	16,602

Pro forma net loss per common share: basic and diluted					$(0.75)

Pro forma weighted shares outstanding: basic and diluted					30,728

(1)	Includes the following stock-based compensation charges:

	Year Ended March 31,
	2002	2003	2004	2005	2006
		(unaudited)
	(In thousands)

Cost of revenues
Product	$—	$—	$—	$2	$2
Service	—	55	10	3	1
Operating expenses
Research and development	—	—	56	5	52
Selling, general and administrative	—	186	358	2,339	542

	$—	$241	$424	$2,349	$597

(2)	See Note 1 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and number of shares used in computing historical basic and diluted net loss per share.

	As of March 31,
	2002	2003	2004	2005	2006
		(unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$764	$177	$869	$3,287	$7,448
Working capital	889	(145)	(1,186)	663	5,127
Total assets	1,687	961	2,992	6,940	12,689
Total liabilities	747	1,040	3,374	4,738	5,351
Total stockholders’ equity (deficit)	940	(79)	(382)	2,202	7,338

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward-looking Statements” and elsewhere in this prospectus.

Overview

We develop, manufacture and market a family of products intended to prevent and eliminate infection in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is a non-toxic, super-oxidized water-based solution that is designed to eliminate a wide range of pathogens including viruses, fungi, spores and antibiotic resistant strains of bacteria such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE. In clinical testing, our products eliminated a wide range of pathogens and were found to be safe, easy to use and complementary with most existing treatment methods in wound care. Our experience and clinical data indicate that the use of Microcyn may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for systemic antibiotics. Microcyn also has applications in several other large consumer and professional markets, including hard surface disinfectant, respiratory, dermatology, mold and atmospheric remediation and dental.

We believe that Microcyn is the first topical product that eliminates a broad range of bacteria and other infectious microbes without causing toxic side effects on, or irritation of, healthy tissue. Unlike most antibiotics, Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. Because our products are shelf stable and require no special preparation, they can be used in hospitals, clinics, burn centers, extended care facilities and in the home.

We currently sell Microcyn in the United States through a four-person direct sales force and through one national and five regional distributors. In Europe, we have an eight-person direct sales force and exclusive distribution agreements with four distributors, all of which are experienced suppliers to the wound care market, with an aggregate combined sales force of over 25 full-time equivalent salespeople. In Mexico, we sell through a dedicated 75-person contract sales force, including salespeople, nurses and clinical support staff, and a network of distributors to both the public and private sector. The MOH, which approves product selection and procurement for government hospitals and healthcare institutions, has approved reimbursement for Microcyn. We plan to expand our direct sales force in the United States, Europe and Mexico to support our distribution network.

We have incurred significant net losses since our inception and had an accumulated deficit of $50.3 million as of March 31, 2006. We expect to incur significant expenses in the foreseeable future as we seek to commercialize our products, and we cannot be sure that we will achieve profitability.

Financial Operations Overview

Revenues

We derive our revenues from product sales and service arrangements. Product revenues are generated from the sale of Microcyn to hospitals, medical centers, doctors, pharmacies, distributors and strategic partners, and are generally recorded upon shipment following receipt of a purchase order or upon obtaining proof of sell-through by a distributor. Product sales are made either through direct sales personnel or distributors. Historically, a significant majority of our product sales have been in Mexico.

Service revenues are derived from consulting and testing contracts. Service revenues are generally recorded upon performance under the service contract. Revenues generated from testing contracts are recorded upon completion of the test and when the final report is sent to the customer. We have refocused our business efforts away from consulting and testing services toward the commercialization of Microcyn. As a result, we expect service revenues to continue to significantly decline in future periods.

Cost of Revenues

Cost of product revenues represents the costs associated with the manufacturing of our products, including operating expenses for our various facilities which are permanently fixed, and related personnel cost and the cost of materials used to produce our products. Cost of service revenues consists primarily of personnel related expenses and supplies.

Research and Development Expense

Research and development expense consists of costs related to the research and development of Microcyn and our manufacturing process. Research and development expense represents costs incurred to enhance our manufacturing process, to develop products and new delivery systems for our products and to carry out preclinical studies and clinical trials to obtain various regulatory approvals. Research and development expense is charged as incurred.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of personnel related costs, including salaries and sales commissions, and education and promotional expenses associated with Microcyn and costs related to administrative personnel and senior management. These expenses also include the costs of educating physicians and other healthcare professionals regarding our products and participating in industry conferences and seminars. Selling, general and administrative expense also includes travel costs, outside consulting services, legal and accounting fees and other professional and administrative costs.

Stock-Based Compensation Expense

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, or APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretations and comply with the disclosure requirements of Statement of Financial Accounting Standard, or SFAS, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of the Financial Accounting Standards Board Statement No. 123.” We have elected to continue to follow Interpretation of No. 44, or FIN 44, “Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB No. 25”, in accounting for employee stock options. Under APB No. 25, compensation expense is based upon the excess of the estimated fair value of our stock over the exercise price, if any, on the grant date. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity instrument.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R) “Share Based Payment.” This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, ““Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123(R) addresses all forms of share-based payment, or SBP, awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations for stock-based compensation expense. We are subject to requirements of SFAS 123(R) effective April 1, 2006. Management is evaluating the requirements of SFAS 123(R) and expects that the adoption of this pronouncement will have a significant effect on our consolidated results of operations and earnings (loss) per share.

Discontinued Operations

On June 16, 2005, we entered into a series of agreements with Quimica Pasteur, or QP, a Mexico-based distributor of pharmaceutical products to hospitals and health care entities owned and/or operated by the Mexican Ministry of Health, or MOH. These agreements provided, among other things, for QP to act as our exclusive distributor of Microcyn to the MOH for a period of three years. We concurrently acquired, for no additional consideration, a 0.25% equity interest in QP and an option to acquire the remaining 99.75% of QP directly from its principals in exchange for 600,000 shares of common stock, contingent upon QP’s attainment of certain financial milestones. The distribution and related agreements were cancelable by us on thirty days notice without cause and featured certain provisions to hold us harmless from debts incurred by QP outside the scope of the distribution and related agreements. We terminated these agreements with QP on March 26, 2006. For additional information, please see “Risk Factors — We may incur significant liabilities in connection with our prior relationship with a distributor in Mexico, and our results of operations may be negatively affected by the termination of this relationship.”

Due to its liquidity circumstances, QP was unable to sustain operations without our financial and management support. Accordingly, QP was deemed to be a variable interest entity in accordance with FIN 46R and the results of QP were therefore consolidated with our financial statements for the period from June 16, 2005 through March 26, 2006, the effective termination date of the distribution and related agreements.

In accordance with SFAS 144, we have reported QP’s results for the period of June 16, 2005 through March 26, 2006 as discontinued operations because the operations and cash flows of QP have been eliminated from our ongoing operations as a result of the termination of these agreements. We no longer have any continuing involvement with QP as of the date on which the agreements were terminated. Amounts associated with the loss upon the termination of the agreements with QP, which consists of funds we advanced to QP to provide it with working capital, are presented separately from QP’s operating results.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting polices and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosure of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. Areas in which we exercise significant judgment include, but are not necessarily limited to, our valuation of accounts receivable, inventory, depreciation, amortization, recoverability of long-lived assets, income taxes, equity transactions (compensatory and financing) and contingencies. We have also adopted certain polices with respect to our recognition of revenue that we believe are consistent with the guidance provided under Securities and Exchange Commission Staff Accounting Bulletin No. 104.

We base our estimates and judgments on a variety of factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the attributes of our products, regulatory environment, and in certain cases, the results of outside appraisals. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates.

A description of significant accounting polices that require us to make estimates and assumptions in the preparation of our consolidated financial statements is as follows:

Revenue Recognition and Accounts Receivable

We generate product revenues from sales of our products to hospitals, medical centers, doctors, pharmacies, distributors and strategic partners. We sell our products directly to third parties and to distributors through various cancelable distribution agreements. We have also entered into an agreement to license our products.

We apply the revenue recognition principles set forth in Securities and Exchange Commission Staff Accounting Bulletin, or SAB, 104 “Revenue Recognition,” with respect to all of our revenues. Accordingly, we record revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability of the sale is reasonable assured.

We require all of our product sales to be supported by evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms and payment terms. Evidence of an arrangement generally consists of a contract or purchase order approved by the customer. We have ongoing relationships with certain customers from which we customarily accept orders by telephone in lieu of a purchase order.

We recognize revenues at the time in which we receive a confirmation that the goods were either tendered at their destination when shipped “FOB destination,” or transferred to a shipping agent when shipped “FOB shipping point.” Delivery to the customer is deemed to have occurred when the customer takes title to the product. Generally, title passes to the customer upon shipment, but could occur when the customer receives the product based on the terms of the agreement with the customer.

While we have a policy of investigating the creditworthiness of our customers, we have, under certain circumstances, shipped goods in the past and deferred the recognition of revenues when available information indicates that collection is in doubt. We establish allowances for doubtful accounts when available information causes us to believe that a credit loss is probable.

We market a substantial portion of our goods through distributors. In Europe, we defer recognition of distributor-generated revenues until the time we confirm that distributors have sold these goods. Although our terms provide for no right of return, our products have a finite shelf life and we may, at our discretion, accommodate distributors by accepting returns to avoid the distribution of expired goods.

Service revenues are recorded upon performance of the service contracts. Revenues generated from testing contracts are recorded when the test is completed and the final report is sent to the customer.

Inventory and Cost of Revenues

We state our inventory at the lower of cost, determined using the first-in, first-out method, or market, based on standard costs. Establishing standard manufacturing costs requires us to make estimates and assumptions as to the quantities and costs of materials, labor and overhead that are required to produce a finished good. Cost of service revenues is expensed when incurred.

Income Taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities, as a result of these differences, are reflected on our balance sheet for temporary differences in loss and credit carryforwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

Equity Transactions

Under generally accepted accounting principles, we have the ability to choose between two alternative methods of accounting for employee stock based compensation: the intrinsic value method or the fair value method. Although we have adopted the intrinsic value method, the results we could derive under the fair value method could differ significantly. In addition, since our stock is not publicly traded, we must estimate its fair value. We have used outside valuation specialists that have relied upon information provided by management to determine value of our stock and have also made valuation estimates based on concurrent sales of equity securities for cash and other business related information.

Deferred Stock-Based Compensation Expense

Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the fair value of the underlying common stock. We recognize stock-based compensation expense on a straight-line basis over the vesting period of the underlying option, which is generally five years. The amount of stock-based compensation expense expected to be amortized in future periods may decrease if unvested options for which deferred stock-based compensation expense has been recorded are subsequently cancelled or may increase if future option grants are made with exercise prices below the deemed fair value of the common stock on the date of measurement.

During the period from April 1, 2005 to March 31, 2006, we granted options to purchase a total of 3,148,000 shares of common stock with exercise prices ranging from $1.10 to $3.00 per share and at a weighted average exercise price of $2.30 per share. We obtained a contemporaneous valuation from an independent valuation specialist in July 2005. This valuation was used by our board of directors to establish the fair market value of our common stock with respect to the majority of options granted in the year ended March 31, 2006. Our other options were granted at fair market value as determined by our board of directors. Given the absence of an active market for our common stock and resulting lack of liquidity in the year ended March 31, 2006, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including the offering prices and liquidation preferences of our preferred stock, progress and milestones achieved in our business, our financial condition, equity market conditions, trading ranges of comparable public companies and the likelihood of achieving a liquidity event such as an initial public offering or a sale of the company given prevailing market conditions.

After receipt of the independent valuation in July 2005, our board of directors reassessed the value of our common stock. In reassessing the value of our common stock, we used a straight-line approach because we determined no single event supported incremental movement in the underlying stock. Further, we believe this approach is consistent with valuation methodologies applied by similar companies pursuing an initial public offering. Based upon this process, we determined that the reassessed fair value of options granted from August 7, 2003 through April 1, 2005 ranged from $0.82 to $2.28 per share. Accordingly, we recorded deferred stock-based compensation of $233,000, $2.8 million and $401,000 during the years ended March 31, 2004, 2005 and 2006, respectively, in accordance with Accounting Principles Board, or APB, Opinion 25. The deferred stock-based compensation is being amortized on a straight-line basis over the vesting period of the related awards, which is generally five years. For the years ended March 31, 2004, 2005 and 2006, we recorded employee stock-based compensation of $30,000, $2.3 million and $279,000, respectively. Stock-based compensation expense recorded during the year ended March 31, 2005 includes $1.7 million for the intrinsic value of options to purchase 1.2 million shares of common stock granted to our Chief Executive Officer.

The information regarding net loss as required by SFAS No. 123 presented in Note 3 to our consolidated financial statements, has been determined as if we had accounted for our employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effect on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the impact of future years’ vesting.

Comparison of Years Ended March 31, 2006 and March 31, 2005

Revenues

Revenues increased $1.2 million, or 48%, to $2.6 million for the year ended March 31, 2006, from $1.4 million for the year ended March 31, 2005. Product revenues increased $1.5 million, or 316%, to $2.0 million for the year ended March 31, 2006, from $473,000 for the year ended March 31, 2005. This increase was primarily due to a $1.4 million increase in sales of Microcyn60 in Mexico following the expansion of our sales force in that country and the receipt of product reimbursement by the MOH.

The increase in product revenues was partially offset by a $265,000 decrease in service revenues during the year ended March 31, 2006, as compared to the prior year. The decrease in service revenues was a result of a shift in our focus from services to the development of our Microcyn products in fiscal 2006.

We expect that product revenues will continue to increase as we expand our sales and marketing efforts worldwide. We expect that our service revenues will remain flat or decline in future periods, as we continue our strategy of focusing primarily on our Microcyn business.

Cost of Revenues

Cost of revenues increased $1.4 million, or 39%, to $4.9 million for the year ended March 31, 2006, from $3.5 million for the year ended March 31, 2005. Cost of revenues from product sales principally include fixed costs associated with plant and labor and to a lesser extent variable costs associated with packaging and other raw materials. Cost of revenues from product sales increased $1.7 million, or 76%, to $3.9 million in the year ended March 31, 2006, from $2.2 million in the year ended March 31, 2005. This increase was due primarily to European product manufacturing beginning in the middle of the year ended March 31, 2005 as compared to a full year of costs in the year ended March 31, 2006. As such, total cost of product revenues in Europe increased $637,000 to $1.0 million for the year ended March 31, 2006 from $381,000 for the year ended March 31, 2005. Additionally, we incurred charges we believe to be non-recurring. We wrote off $1.0 million of inventory due to product labeling issues and expiring shelf life of products as a result of a one-time build-up of excess product inventory. We also relocated our manufacturing facility in Mexico and incurred approximately $200,000 of labor and severance charges related to the move. These increases were partially offset by a $308,000, or 23%, decrease in costs related to service revenues to $1.0 million in the year ended March 31, 2006, from $1.3 million in the year ended March 31, 2005. The lower cost of service revenues was related to lower our shifted in focus to product development and the sale of our Microcyn products during fiscal 2006.

We expect that cost of revenues will continue to increase in absolute dollars as product sales increase in the year ended March 31, 2007 and subsequent years. We anticipate cost of revenues will continue to exceed revenues until we achieve a significant increase in the volumes of our product sales.

Research and Development Expense

Research and development expense increased $946,000, or 57%, to $2.6 million in the year ended March 31, 2006, from $1.7 million in the year ended March 31, 2005. This increase was primarily attributable to the expansion of our regulatory team, which focused on EPA, FDA and KEMA approvals for Microcyn products during the period. Additionally, in September 2005, we commenced our pre-operative skin preparation pilot studies to support our application for an FDA drug clearance indicating microbial load reduction. Total spending on regulatory trials, other clinical studies, and related expenses increased $1.2 million, or 164%, to $1.9 million for the year ended March 31, 2006, from $735,000 during the year ended March 31, 2005. This increase was partially offset by a $418,000 decrease in spending on new product development of $497,000 in the year ended March 31, 2006.

We expect that research and development expense will continue to increase substantially in future years as we seek additional regulatory approvals of our Microcyn products. We expect to expand the scope of our new product development, which may also result in substantial increases in research and development expense.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $3.4 million, or 28%, to $15.9 million during the year ended March 31, 2006, from $12.5 million during the year ended March 31, 2005. This increase was partially due to a $1.8 million increase in U.S. selling, general and administrative expense primarily as a result of higher outside consulting and service fees during the year ended March 31, 2006. Specifically, outside accounting fees increased by $653,000 due to the preparation and completion of an audit of our last four fiscal years, legal fees increased by $507,000 due to expanded intellectual property and general legal support, and outside consulting and service fees increased by $294,000 due to consulting expenses related to the marketing of our products in Asia.

In addition, sales and marketing expense in Europe increased $429,000 due to the hiring of additional sales and marketing personnel during the year ended March 31, 2006.

Selling, general and administrative expense in Mexico increased $3.3 million in the year ended March 31, 2006 compared to the prior year primarily due to expanded sales and marketing efforts in Mexico, as well as non-recurring charges associated with the relocation of our Mexican subsidiary’s facility. During the year ended March 31, 2006, we began utilizing 75 full-time, direct sales personnel in the major districts of Mexico, dedicated to the sale of Microcyn60 in the hospital and pharmacy markets in Mexico. As a result, sales and marketing expense in Mexico increased $2.7 million during the year ended March 31, 2006, compared to the prior year.

The increase in selling, general and administrative expense was offset by a $1.8 million decrease in non-cash stock compensation expense in the year ended March 31, 2006 compared to the prior year. Approximately $1.7 million incurred in the year ended March 31, 2005 was related to the grant of an option to purchase 1.2 million shares of common stock to our Chief Executive Officer.

We expect that selling, general and administrative expense will increase during the year ended March 31, 2007 and in future years as we increase sales and marketing personnel, expand our legal and accounting staff and infrastructure to support the requirements of being a public company.

Interest Expense and Interest Income

Interest expense decreased $200,000, or 54%, to $172,000 in the year ended March 31, 2006, from $372,000 in the year ended March 31, 2005. This decrease was primarily the result of lower borrowings during the year. Interest income increased $274,000, to $282,000 in the year ended March 31, 2006, from $8,000 in the year ended March 31, 2005. This increase was primarily the result of higher balances of interest-bearing instruments during the year ended March 31, 2006.

Other Income (Expense), Net

Other income (expense), net was $377,000 net expense in the year ended March 31, 2006, compared with $146,000 net income in the year ended March 31, 2005. This change was primarily attributable to a $283,000 loss on foreign exchange transactions in the year ended March 31, 2006, as compared to a gain of $134,000 in the year ended March 31, 2005.

Discontinued Operations

Loss on discontinued operations was $2.0 million in the year ended March 31, 2006. This loss consisted of $818,000 classified as a loss from operations of discontinued business and $1.2 million of loss on the disposal of discontinued business. This charge represents the net operating loss of QP, which was consolidated with our financial results as required by FIN 46(R). The relationship was terminated in the fourth quarter of the year ended March 31, 2006 and the loss was classified as a discontinued operation on our statements of operations. In addition, $1.2 million of net assets associated with this entity were written off and classified as a loss on disposal of discontinued business. As no relationship existed with this entity prior to the year ended March 31, 2006, no charges were recognized in prior years.

Comparison of Years Ended March 31, 2005 and March 31, 2004

Revenues

Revenues increased $454,000, or 50%, to $1.4 million for the year ended March 31, 2005, from $902,000 for the year ended March 31, 2004. Product revenues increased $378,000 to $473,000 for the year ended March 31, 2005, as compared to $95,000 in the prior year. This increase was primarily attributable to the hiring of new sales and marketing personnel in Mexico and an increased demand for Microcyn60 in the Mexican private hospital market.

Service revenues increased $76,000, or 9%, to $883,000 for the year ended March 31, 2005, as compared to $807,000 for the prior year. This increase was primarily the result of increased demand for our laboratory testing services.

Cost of Revenues

Cost of revenues increased $854,000, or 32%, to $3.5 million for the year ended March 31, 2005, from $2.7 million for the year ended March 31, 2004. Cost of product revenues increased $808,000 primarily due to the expansion of our manufacturing capacity in the United States and Europe and related costs, including operating expenses for new facilities and an increase in personnel.

Cost of service revenues was $1.3 million for both the years ended March 31, 2005 and 2004.

Cost of revenues exceeded revenue in both the year ended March 31, 2005 and March 31, 2004, due to expenses incurred to develop our manufacturing sites in the United States, Europe and Mexico prior to significant sales in those countries.

Research and Development Expense

Research and development expense increased $241,000, or 17%, to $1.7 million for the year ended March 31, 2005, from $1.4 million for the year ended March 31, 2004. This increase was primarily related to a $194,000 increase in salary expense related to the expansion of our research and development and regulatory teams and a $102,000 increase in consulting services in the year ended March 31, 2005, as compared to the prior year.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $8.6 million, or 219%, to $12.5 million for the year ended March 31, 2005, from $3.9 million for the year ended March 31, 2004. This increase was due in part to a $4.1 million increase in personnel costs associated with hiring additional senior management, sales and marketing, operations and administrative personnel. Additionally, selling, general and administrative expense was higher due to a $2.0 million increase in non-cash stock compensation expense in the year ended March 31, 2005 compared to the prior year.

Interest Expense

Interest expense increased $194,000, or 109%, to $372,000 in the year ended March 31, 2005, from $178,000 in the year ended March 31, 2004. This increase was primarily due to an increase in non-cash interest expense charged on warrants issued in connection with debt financing transactions in the year ended March 31, 2005.

Other Income (Expense), net

Other income (expense), net was net income of $146,000 in the year ended March 31, 2005, compared to net expense of $26,000 in the year ended March 31, 2004. The change was primarily attributable to a gain of $134,000 on foreign exchange transactions in the year ended March 31, 2005, compared to a loss of $4,000 in the prior year.

Liquidity and Capital Resources

Since our inception, we have incurred significant losses and, as of March 31, 2006, we had an accumulated deficit of approximately $50.3 million. We have not yet achieved profitability. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability. We may never achieve profitability.

Sources of Liquidity

Since our inception, substantially all of our operations have been financed through the sale of our common and preferred stock. Through March 31, 2006, we had received net proceeds of $3.5 million from the sale of common stock, $6.6 million from the sale of Series A preferred stock, $43.7 million from the sale of Series B preferred stock and $304,000 from the issuance of common stock to employees, consultants and directors in connection with the exercise of stock options. We have received additional funding through loans and capital equipment leases, as described below. We have also used our revenues to date as a source of additional liquidity. As of March 31, 2006, we had cash and cash equivalents of $7.4 million and debt under our notes payable and equipment loans of $770,000.

In June 2006, we entered into a Loan and Security Agreement with a financial institution to borrow a maximum of $5.0 million. The facility allows us to borrow a maximum of $2.8 million in working capital, $1.3 million in accounts receivable financing and $1.0 million in equipment financing, subject to certain conditions. In conjunction with this agreement, we agreed to issue warrants to purchase up to 300,000 shares of our Series B preferred stock at an exercise price of $4.50 per share. Warrants to purchase 215,000 shares were earned and exercisable at execution of the agreement, and warrants to purchase 85,000 shares will be earned on a pro rata basis upon our use of this facility. As of June 30, 2006, we had borrowed $4.2 million against this facility at an interest rate of 8.5%. Future draws under this facility will bear interest at prime plus one-half percent.

Cash Flows

As of March 31, 2006, we had $7.4 million in cash and cash equivalents, compared to $3.3 million at March 31, 2005. The increase was due primarily to the issuance of $27.0 million of preferred stock during the year ended March 31, 2006, partially offset by net losses from continuing operations of $21.1 million during the same period.

Net cash used in operating activities was $5.6 million, $13.5 million and $19.7 million in the years ended March 31, 2004, 2005 and 2006, respectively. Net cash used in each of these periods primarily reflects net loss for these periods, offset in part by non-cash charges in operating assets and liabilities, non-cash stock-based compensation and depreciation.

Net cash used in investing activities was $1.0 million, $1.1 million and $897,000 for the years ended March 31, 2004, 2005 and 2006, respectively. Cash was used primarily to invest in fixed assets and other capital expenditures to support increased personnel and manufacturing facility expansion in Europe and Mexico during the years ended March 31, 2004 and 2005. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

Net cash provided by financing activities for the years ended March 31, 2004, 2005 and 2006 was $7.3 million, $17.2 million and $26.6 million, respectively. This increase was primarily attributable to the sale of preferred stock, which generated $6.6 million, $16.7 million and $27.0 million for the years ended March 31, 2004, 2005 and 2006, respectively, and common stock, which generated $203,000 for the year ended March 31, 2004. In addition, net proceeds from debt financing added $574,000, $1.2 million and $257,000 for the year ended March 31, 2004, 2005 and 2006, respectively. Debt financing consisted primarily of notes payable to individuals and secured notes issued to finance the purchase of capital equipment and corporate insurance premiums.

Contractual Obligations

As of March 31, 2006, we had contractual obligations as follows (long-term debt and capital lease amounts include principal payments only):

	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
			(In thousands)

Long-term debt	$714	$504	$199	$117	$—
Capital leases	56	15	36	6	—
Operating leases	878	341	432	197	8

Total	$1,648	$860	$667	$320	$8

We have leases covering approximately 31,000 square feet of office and manufacturing space in Petaluma, California, expiring in 2006, approximately 19,000 square feet of office and manufacturing space in Sittard, The Netherlands expiring in 2009, and approximately 12,000 square feet of office and manufacturing space and 5,000 square feet of warehouse space in Zapopan, Mexico, expiring in 2011 and 2007, respectively.

We do not have any off-balance sheet arrangements as such term is defined in rules promulgated by the SEC.

Operating Capital and Capital Expenditure Requirements

We expect to continue to incur substantial operating losses in the future and to make capital expenditures to support the expansion of our research and development programs and to expand our commercial operations. We anticipate using a portion of the proceeds from this offering to finance these activities. It may take several years to obtain the necessary regulatory approvals to commercialize Microcyn as a drug in the United States.

We expect to use the net proceeds from this offering to fund approximately $      million in expenses related to the expansion of our sales and marketing capabilities, including the expansion of our direct sales forces in the United States, Europe and Mexico, approximately $      million to fund clinical trials and related research, approximately $      million to expand our manufacturing facilities and the remaining proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. The amount and timing of actual expenditures may vary significantly depending upon the rate of growth, if any, of our business, the amount of cash generated by our operations, status of our research and development efforts, competitive and technological developments and the amount of proceeds actually raised in this offering.

We currently anticipate that our cash and cash equivalents, together with proceeds from this offering and revenue generated by the sale of our products, will be sufficient to fund our operations for at least the next 12 months.

Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost and delays in product development as a result of any changes in regulatory oversight applicable to our products;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products and technologies.

If we are unable to generate a sufficient amount of revenue to finance our operations, research and development and regulatory plans, we may seek to raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. We may seek to raise additional capital due to favorable market conditions or strategic considerations even if we have sufficient funds for planned operations. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that are not favorable to us. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or sales and marketing initiatives.

Recent Accounting Pronouncements

In Emerging Issues Task Force, or EITF, Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” the EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement did not have material effect on our financial statements.

In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”, or SFAS 154. This Statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that the adoption of SFAS 154 will have a significant effect on our financial statements.

On June 29, 2005, the EITF ratified Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”’ EITF Issue 05-2 provides guidance on determining whether a convertible debt instrument is “conventional” for the purpose of determining when an issuer is required to bifurcate a conversion option that is embedded in convertible debt in accordance with SFAS 133. Issue No. 05-2 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. We do not believe that the adoption of this pronouncement will have a significant effect on our financial statements.

In September 2005, the EITF ratified Issue No. 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’. EITF 05-4 provides guidance to issuers as to how to account for registration rights agreements that require an issuer to use its “best efforts” to file a registration statement for the resale of equity instruments and have it declared effective by the end of a specified grace period and, if applicable, maintain the effectiveness of the registration statement for a period of time or pay a liquidated damage penalty to the investor. We are currently in the process of evaluating the effect that the adoption of this pronouncement may have on our financial statements.

In September 2005, the FASB ratified the EITF Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. We do not believe that the adoption of this pronouncement will have a significant effect on our financial statements.

In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date, which is treated and recorded in the shareholder’s equity for book purposes, but as a liability for income tax purposes, and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.” This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. We do not believe that the adoption of this pronouncement will have a significant effect on our financial statements.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, or FAS 155. FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the requirements of FAS 155, but do not expect that the adoption of this pronouncement will have a material effect on our financial statements.

In March 2006, the FASB issued SFAS 156 — “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140,” or SFAS 156. SFAS 156 is effective for the first fiscal year beginning after September 15, 2006. SFAS 156 changes the way entities account for servicing assets and obligations associated with financial assets acquired or disposed of. We have not yet completed our evaluation of the impact of adopting SFAS 156 on our results of operations or financial position, but do not expect that the adoption of SFAS 156 will have a material impact.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of March 31, 2006, we had net operating loss carryforwards for federal, state and foreign income tax purposes of approximately $28.8 million, $25.9 million and $17.4 million, respectively. The carryforwards expire beginning 2020, 2010 and 2014, respectively. We also had, as of March 31, 2006, federal and state research credit carryforwards of approximately $104,000 and $108,000, respectively. The federal credits expire beginning 2026, and the state credits have no expiration.

We have experienced substantial ownership changes in connection with financing transactions completed through the year ended March 31, 2006. Accordingly, our utilization of net operating loss and tax credit carryforwards against taxable income in future periods, if any, is subject to substantial limitations under the Change in Ownership rules of Section 382 of the Internal Revenue Code. After considering all available evidence, we have fully reserved for these and other deferred tax assets since it is more likely than not such benefits will not be realized in future periods. We will continue to evaluate our deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of our deferred income tax assets satisfy the realization standard of SFAS No. 109, the valuation allowance will be reduced accordingly.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our results of operations and cash flows.

Our exposure to interest rate risk is confined to our excess cash in highly liquid money market funds. The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. We do not use derivative financial instruments in our investment portfolio. Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations.

We have operated primarily in the United States; however we do have two significant subsidiaries, one each in Europe, and Mexico. In order to mitigate our exposure to foreign currency rate fluctuations, we maintain minimal cash balances in the foreign subsidiaries. However, if we are successful in our efforts to grow internationally, our exposure to foreign currency rate fluctuations, primarily the Euro and Mexican Peso, may increase. We are exposed to foreign currency risk related to the Euro denominated and Mexican Peso denominated intercompany receivables. Because our intercompany receivables are accounted for in Euros and Mexican Pesos, any appreciation or devaluation of the Euro or Mexican Peso will result in a gain or loss to the consolidated statements of operations.

BUSINESS

Overview

We develop, manufacture and market a family of products intended to prevent and eliminate infection in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is a non-toxic, super-oxidized water-based solution that is designed to eliminate a wide range of pathogens, including viruses, fungi, spores and antibiotic resistant strains of pathogens such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE. In clinical testing, our products eliminated a wide range of pathogens and were found to be safe, easy to use and complementary with most existing treatment methods in wound care. Our experience and clinical data indicate that the use of Microcyn may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for systemic antibiotics. Microcyn also has applications in several other large consumer and professional markets, including hard surface disinfectant, respiratory, dermatology, mold and atmospheric remediation and dental.

In 2004, chronic and acute wound care represented an aggregate of $9 billion in global product sales, of which $3.3 billion was spent for the treatment of skin ulcers, $1.5 billion to treat burns and $4.2 billion for the treatment of surgical and trauma wounds, according to Kalorama Information, a life sciences market research firm. Common methods of controlling infection, including topical antiseptics and antibiotics, have proven to be moderately effective in combating infection in the wound bed. However, topical antiseptics tend to inhibit the healing process due to their toxicity and may require specialized preparation or handling. Antibiotics can lead to the emergence of resistant bacteria, such as MRSA and VRE. Systemic antibiotics may not be effective in controlling infection in patients with disorders affecting circulation, such as diabetes, which are commonly associated with chronic wounds. As a result, no single treatment is used across all types of wounds and stages of healing.

We believe Microcyn provides significant advantages over current methods of care in the treatment of a wide range of chronic and acute wounds throughout all stages of treatment. These stages include debridement, cleaning, prevention and elimination of infection and wound moistening. We believe that Microcyn is the first topical product that eliminates a broad range of bacteria and other infectious microbes without causing toxic side effects on, or irritation of, healthy tissue. Unlike most antibiotics, Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. Because our products are shelf stable and require no special preparation, they can be used in hospitals, clinics, burn centers, extended care facilities and in the home.

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for preventing and eliminating infection in chronic and acute wounds. We intend to seek regulatory clearances and approvals for, and to market, Microcyn worldwide. We initiated our commercial activities in Mexico, where, after receiving approval for the use of Microcyn as an antiseptic, disinfectant and sterilant, we began selling in July 2004. Since then, physicians in the United States, Europe and Mexico have conducted eleven physician clinical studies in which Microcyn eliminated infection in a variety of wounds, including hard-to-treat wounds such as diabetic ulcers and burns and, in some cases, reduced the need for systemic antibiotics. We used the data generated from some of these studies to support our application for the CE Mark for wound cleaning and reduction of infection, which we received in November 2004. To date, Microcyn has received three FDA 510(k) clearances for use as a medical device in wound debridement, lubricating, moistening and dressing. We expect to complete our pivotal clinical trial for pre-operative skin preparation in the third quarter of 2006 and intend to file a New Drug Application, or NDA, for the use of Microcyn as a pre-operative skin preparation in late 2006.

In addition, we intend to seek FDA approval for the use of Microcyn to eliminate infections and accelerate healing in wounds. We have established a protocol, based on comments from the FDA, for a Phase IIb clinical trial to be conducted in patients with diabetic foot ulcers and other open wounds comparing the clinical cure rates and healing time of wounds treated with Microcyn with those not treated with Microcyn. This clinical trial is scheduled to begin in late 2006 and is anticipated to last up to nine months.

We currently sell Microcyn in the United States through a four-person direct sales force and through one national and five regional distributors. In Europe, we have an eight-person direct sales force and exclusive distribution agreements with four distributors, all of which are experienced suppliers to the wound care market, with an aggregate combined sales force of over 25 full-time equivalent salespeople. In Mexico, we sell through a dedicated 75-person contract sales force, including salespeople, nurses and clinical support staff, and a network of distributors to both the public and private sector. The MOH, which approves product selection and procurement for government hospitals and healthcare institutions, has approved reimbursement for Microcyn. We plan to expand our direct sales force in the United States, Europe and Mexico to support our distribution network.

Industry Background

Wound Care Industry Overview

According to Medtech Insight, a Division of Windhover Information, there were over 90 million incidents of wounds in the United States during 2004. Of these, over six million were chronic wounds, including arterial, diabetic, pressure and venous ulcers. The remaining 84 million were acute wounds, which follow the normal process of healing and commonly include burns, traumatic wounds, and approximately 67 million surgical incisions.

Key trends in wound care include:

•	Large and increasing elderly, diabetic and obese populations, each of which is vulnerable to developing a variety of difficult-to-heal ulcers.

•	Increased emphasis on controlling the cost of patient care in hospitals, wound care centers and in private practice.

•	Technological innovation, which has expanded treatment options from traditional ointments and gauze to include advanced treatments, such as vacuum devices, silver dressings, ultrasound and skin grafts.

•	Increased focus on improving the patient experience, including reduction of pain and accelerated healing time.

•	Adjunctive nature of the market where multiple treatment methods are employed, either simultaneously or sequentially, depending on the type and stage of the wound.

Wound care is complex, and controlling infection is a critical step in wound healing. Difficult-to-heal wounds can result from traumatic injury, diabetes, peripheral vascular disease, complications following surgery, rheumatoid arthritis, congestive heart failure, arterial or venous ulcers and many other conditions which compromise circulation. Without proper medical intervention and control of infection, these types of wounds typically remain open and chronically infected.

Chronic Wounds

Chronic wounds are wounds that do not heal within a normally expected time frame under standard care. The most frequently occurring chronic wounds are venous, arterial, pressure and diabetic foot ulcers. According to Medtech Insight, in 2004, the incidence of chronic wounds in the United States was approximately 6.1 million, comprised of 2.0 million pressure ulcers, 1.7 million arterial ulcers, 1.6 million venous ulcers and 800,000 diabetic foot ulcers. In addition to being expensive to treat, chronic wounds are debilitating, painful and can result in amputations and other serious consequences. Clinical studies suggest that, depending on the severity of the wound, up to 43% of patients with diabetic foot ulcers undergo an amputation. Furthermore, the five year survival rate for patients undergoing amputations is 20%.

The increasing incidence of chronic wounds is driven by the large and growing elderly, diabetic and obese populations.

Aging.  People aged 65 and over are more susceptible to wounds that become chronic than the overall population. In 2006, there were more than 37 million people in the United States over 65, representing more than 12% of the population. By 2030, this group is expected to comprise more than 19% of the total population of the United States, according to U.S. Census Bureau projections. Furthermore, according to the Centers for Disease Control and Prevention, or CDC, the incidence of diabetes is significantly higher in people over 65: in 2004, 16% of people over 65 were diabetic compared to 7.5% of the total population. Additionally, according to Medtech Insight, 70% of the pressure ulcers occur in people age 70 years or older and 25% of patients in nursing homes suffer from pressure ulcers.

Diabetes.  Diabetics are particularly vulnerable to chronic wounds as a result of the debilitating effect of diabetes on the circulatory system. According to CDC, one of three children born in 2000 in the United States will develop diabetes. There are currently approximately 14.7 million diabetic Americans, representing 5% of the total population, up from 2.7% in 1990.

Obesity.  Obesity is a leading cause of Type II, or “adult onset,” diabetes, making the obese population more likely to eventually sustain chronic wounds. Obesity in the United States is a growing problem. According to the National Institute of Diabetes and Digestive and Kidney Diseases in 2000, more than 30% of the United States population was obese, up from 13% in 1960.

Acute Wounds

Acute wounds are typically caused by traumatic injury or surgical incision and are broadly categorized as those that can be expected to heal within a definable timeframe. However, the healing process may be affected by complicating factors such as infection, leading to chronic wounds.

All acute wounds have the potential for infection and may require prophylactic treatment to prevent infection. According to Medtech Insight, in 2004, about 16.2 million traumatic wounds were treated, including 8.7 million open wounds. Also according to Medtech Insight, in 2004, approximately 67 million surgical wounds were reported in the United States, including 36 million completed under anesthesia. Despite modern infection control procedures, and technologies at hospitals and surgery centers, every time the skin is opened there is a risk of infection. We believe that there is a higher likelihood of infection in surgeries involving anesthesia because of the length of time the wound is open. In a clinical study on surgical infections, it was shown that infection rates vary with the time required to complete the surgery. For example, infection rates varied from about 3.6% for surgeries taking less than 30 minutes to about 16.4% for those longer than 5 hours.

Critical Steps for Wound Treatment

Infection Control

One out of every 20 patients contracts an infection while in the hospital. Certain infections are increasingly dangerous because they cannot be effectively controlled by commonly used antibiotics. According to industry estimates, infections add more than $30 billion annually to health care costs in the United States. In addition, each year in the United States, approximately two million patients contract infections while in hospitals and, of those, an estimated 100,000 die as a result. According to a recent study, patients with surgical site infections incur almost triple the average hospital costs of other patients. Surgical site infections account for approximately 500,000 hospital acquired infections in the United States each year, according to CDC. Surgical site infections are estimated to cost hospitals more than $1.0 billion each year in additional medical treatment.

Staphylococcus aureus, or Staph, is one of the most common hospital acquired infections. One of the deadliest forms of Staph infection is MRSA. According to data from CDC, in 2003, 57% of the Staph infections reported were MRSA, up from 22% in 1995 and 2% in 1974. Patients who do survive MRSA often spend months in the hospital and endure repeated surgeries to remove infected tissue.

When infection is present in a wound, standard treatments can include cleansing, debridement and systemic antibiotics. Many cleansing agents can harm tissue, causing irritation and sensitization and impeding the wound healing process. Some forms of debridement may increase scar tissue and complicate skin grafting. Systemic antibiotics may be ineffective if the patient’s metabolic state is compromised. Additionally,the efficacy of oral or systemic antibiotics in diabetic foot ulcer patients may be diminished due to the patient’s poor circulation, limiting delivery of the antibiotics to the wound site.

Because there is a risk of infection with many surgical procedures, clinicians perform several procedures before and after surgery designed to prevent infection. Pre-operative procedures generally involve preparing the surgical site with an anti-bacterial agent, such as Betadine. Post-operative procedures can include an anti-infective irrigation, a body cavity lavage and the use of systemic antibiotics.

     Wound Healing and Closure

Wound healing is a cascade process comprised of inflammation, proliferation and maturation. The first stage of the wound healing is the inflammatory phase, which is associated with swelling, redness and heat, and involves the migration of healthy cells to the wound bed. Removing dead tissue or debris from the wound prepares the wound bed for regeneration of new tissue. The second phase is the proliferative phase, which involves collagen synthesis, formation of blood vessels and tissue growth. The final phase, maturation, occurs as the wound begins to take on its permanent form as collagen undergoes remodeling, forming new skin. None of these phases, however, will progress normally in the presence of infection.

     Advanced Technologies

Techniques and devices have been developed to treat complex and hard-to-treat wounds, ranging from specialized devices to antimicrobial dressings. Negative pressure wound therapy, hyperbaric oxygen chambers and localized devices, sophisticated water-based debriders, oxygenated mist devices and tissue engineered skin substitutes are some of the most advanced devices available to the wound care specialist. Although relatively effective, many of these treatments have limitations or drawbacks in that they cannot be used on certain types of wounds or are expensive and complex to use. Despite these advanced technologies, treatment of challenging wounds continues to be multi-modal, with a number of adjunctive therapies employed in an attempt to achieve wound closure.

     Market Opportunity — Key Limitations of Existing Treatments

Commonly used topical antiseptics and antibiotics have limitations and side effects that may constrain their usage. For example:

•	many antiseptics, including Betadine, hydrogen peroxide and Dakin’s solution, are toxic, can destroy human cells and tissue, may cause allergic reactions and can impede the wound healing process;

•	silver-based products are expensive and require precise dosage and close monitoring by trained medical staff to minimize the potential for allergic reactions and bacterial resistance; and

•	the increase in antibiotic resistant bacterial strains, such as MRSA and VRE, have compromised the efficacy of some widely used topical antibiotics including Neosporin and Bacitracin.

Our Solution

We believe Microcyn provides significant advantages over current methods of care in the treatment of chronic and acute wounds, including the following:

•	Effective. In physician clinical studies, our products eliminated a wide range of pathogens that cause infection in a variety of acute and chronic wounds. In addition, because of its mechanism of action, Microcyn does not target specific strains of bacteria, the practice of which has been shown to promote the development of resistant bacteria. Where Microcyn was used both independent of and in conjunction with other wound care therapeutic products, patients generally experienced less pain, improved mobility and physical activity levels and better quality of life.

•	Safe. Clinical data shows that our products are non-toxic, do not cause skin irritation and do not inhibit wound healing. Throughout all our clinical trials and physician clinical studies to date and since commercialization in 2004, we have received no reports of adverse events related to the use of Microcyn.

•	Easy to Use. Our products require no preparation before use or at time of disposal, and caregivers can use our products without significant training. In addition, Microcyn can be stored at room temperature and does not require any specific handling procedures. Unlike other super-oxidized water solutions, which are typically stable for not more than 48 hours, laboratory tests shows that Microcyn has a shelf life ranging from one to two years depending on the size and type of packaging. Our products are also complementary with advanced technologies, such as negative pressure wound therapy, jet lavage and tissue-engineered skin substitutes.

•	Cost Effective. Treatment of many wounds requires extended hospitalization and care, including the use of expensive systemic antibiotics. Infection prolongs the healing time and increases the use of systemic antibiotics. Our clinical trials, physician clinical studies and clinical results demonstrate that Microcyn eliminates infection, accelerates healing time and reduces the use of systemic antibiotics, thereby lowering overall patient cost.

Our Strategy

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for preventing and eliminating infection in chronic and acute wounds throughout all stages of treatment. We also intend to leverage our expertise in wound care into additional market opportunities. The key elements of our strategy include the following:

•	Drive adoption of Microcyn as the standard of care in the wound care market to prevent and eliminate infection

We believe our products are well positioned to become the standard of care in preventing and eliminating infection. We seek to drive adoption of Microcyn as the standard of care in the wound care market through data from physician clinical studies, clinical trials and key opinion leader programs. We intend to continue to maintain a marketing presence in key medical communities throughout the world through targeted direct marketing and sponsorships of physician presentations at medical conferences and seminars.

•	Obtain additional regulatory approvals in the United States

We intend to seek additional regulatory approvals, which we believe will allow us to accelerate adoption of our products by wound care specialists worldwide. We expect to complete our pivotal clinical trial for pre-operative skin preparation in the third quarter of 2006 and, if the results are positive, intend to file an NDA for use of Microcyn as a pre-operative skin preparation in late 2006. In addition, we have developed a protocol, based on comments from the FDA, for a Phase IIb trial to be conducted in subjects with diabetic foot ulcers and other open wounds comparing the healing time of wounds treated with Microcyn with those not treated with Microcyn. This clinical trial is intended to support the safety as well as the efficacy of Microcyn for infection control and wound healing.

•	Expand our direct sales force and distribution networks

We intend to expand our direct sales force and distribution networks in the United States, Europe and the rest of the world. In the United States, Europe and Mexico, we sell our products through distribution networks supported by our direct sales force. We have distribution agreements for our products in India, Southeast Asia and the Middle East. We select distributors based on their demonstrated expertise in selling to wound care professionals and facilities.

•	Pursue opportunities to combine Microcyn with other treatments

We believe our products are compatible with and enhance the efficacy of a variety of existing wound care treatment methods including negative pressure wound therapy, pulse and jet lavage and tissue engineered skin substitutes. Combining Microcyn with these therapies has improved their efficacy in eliminating infection, as demonstrated in physician clinical studies. We believe combination treatment methods to eliminate infection are gaining acceptance by wound care professionals and may prove to be clinically and commercially attractive.

•	Develop strategic collaborations in the wound care market

We intend to pursue strategic relationships with respect to both product development and distribution. To accelerate adoption of our products, we may enter into strategic relationships with healthcare companies that have product lines or distribution channels that are complementary to ours. These relationships may take the form of co-promotion agreements, distribution agreements or joint ventures. In addition, we may expand our offerings of new products or technologies through acquisitions or licensing agreements.

•	Leverage our Microcyn platform to address additional markets

We believe our products have applications in several other large consumer and professional markets, including the hard surface disinfectant, respiratory, dermatology, veterinary, mold and atmospheric remediation and dental markets. We intend to access these markets through strategic partnerships or joint ventures. To date, we have entered into distribution agreements in the hard surface disinfectant, veterinarian and mold and atmospheric remediation markets.

Our Products — Microcyn Platform

The following are products we currently offer:

Geographic Region	Brand Name	Indication

United States	Dermacyn Wound Care	A medical device product intended for moistening absorbent wound dressings and cleaning minor cuts, minor burns, superficial abrasions and minor irritations of the skin, for moistening and lubricating absorbent wound dressings for traumatic wounds, cuts, abrasions and minor burns, and for moistening and debriding acute and chronic dermal lesions, such as stage I-IV pressure ulcers, stasis ulcers, diabetic ulcers, post-surgical wounds, first and second degree burns, abrasions and minor irritations of the skin.
	Cidalcyn	A multi-purpose disinfectant cleaner for use on hard, non-porous, inanimate surfaces. Broad spectrum disinfectant kills odor-causing bacteria while chemically neutralizing odors. It is non-flammable and non-corrosive.
	Vetericyn Wound Care	A product used for the management of traumatic wounds, cuts, abrasions, skin irritations, post-surgical incisions and minor burns in animals. Safe for use around head and eyes.
European Union	Dermacyn Wound Care	A super-oxidized solution intended for use in the debridement, irrigation and moistening of acute and chronic wounds, ulcers, cuts, abrasions and burns. Through reducing microbial load and assisting in a moist environment, it enables the body to perform its own healing process. It can be broadly applied within a comprehensive wound treatment.
	Oculus Microcyn Disinfectant	A high-level disinfectant solution for the reprocessing of heat sensitive and other medical devices.

Geographic Region	Brand Name	Indication

Mexico	Microcyn60	A product used for the antiseptic treatment of wounds and infected areas and for the disinfection of medical instruments and equipment and clean-rooms.
India	Oxum	A super-oxidized solution intended for use in the debridement, irrigation and moistening of acute and chronic wounds, ulcers, cuts, abrasions and burns. Through reducing microbial load and assisting in a moist environment, it enables the body to perform its own healing process. It can be broadly applied within a comprehensive wound treatment regimen.
Canada	Dermacyn Wound Care	A product used in moistening, irrigating, cleansing and debriding acute and chronic dermal lesions, such as stage I-IV pressure ulcers, stasis ulcers, diabetic ulcers, post-surgical wounds, first and second degree burns, abrasions, lacerations and minor irritations of the skin.

Mechanism of Action

We believe Microcyn’s ability to prevent and eliminate infection is based on its uniquely engineered chemistry. Laboratory studies conducted on Microcyn show that it reduces various bacteria, spores, fungi and viruses. Unlike current treatments, physician clinical studies indicate that Microcyn does not cause adverse effects on human tissue. We believe this is due to the specialized combination of oxidizing chemical species produced through our proprietary process of electrolyzation. Our laboratory studies suggest that Microcyn reacts with and damages the cell wall of the organism, causing rupture of the cell. Laboratory and physician clinical studies suggest that this process destroys only single cell organisms such as bacteria, spores, fungi and viruses.

This rupture of the cell wall appears to occur through a fundamentally different process than that which occurs as a result of contact with chlorine-based solution because experiments have confirmed that Microcyn kills chlorine-resistant bacteria.

In laboratory tests, Microcyn has been shown to eliminate certain biofilms. A biofilm is a complex aggregation of microorganisms or bacteria marked by the formation of a protective and adhesive matrix, allowing the bacteria to collect and proliferate. It is estimated that over 65% of microbial infections in the body involve bacteria growing as a biofilm. Bacteria living in a biofilm typically have significantly different properties from free-floating bacteria of the same species. One result of this film environment is increased resistance to antibiotics and to the body’s immune system. In chronic wounds, biofilms interfere with the normal healing process and halt or slow wound closure. In laboratory studies, Microcyn was shown to destroy two common biofilms after five minutes of exposure.

It is widely accepted that reducing inflammation surrounding an injury or wound is beneficial to wound healing. Our laboratory research indicates that Microcyn inhibits histamine production and cytokine release. These factors are critical components of the body’s natural inflammatory response to injury or wounds, as well as other conditions, such as rhinosinusitis. Inhibition of cytokine release blocks the initial stages of the inflammation process, in which cells (including mast cells) involved in triggering the inflammatory response are prevented from releasing the inflammation signal to the rest of the body. Our laboratory research suggests that Microcyn’s interference with these cells is selective to only the inflammation signaling pathway and does not interfere with other functions of these cells. Additionally, physician clinical studies suggest that Microcyn only inhibits this function in tissue that is directly exposed to the solution.

Clinical Trials and Physician Studies

     Current and Planned Trials

Pre-Operative Skin Preparation Trial.  In September 2005, we initiated our pivotal pre-operative skin preparation trial, using 64 healthy volunteers. Patients were selected for enrollment based on the presence of a baseline microbial load in specific areas of the body and received a Microcyn scrub in the same manner as preparation for surgery. The patients were evaluated for microbial load reduction at intervals throughout the day. The results of this trial are expected to be received in the third quarter of 2006. If the trial is successful, we anticipate filing our NDA with the FDA in late 2006. There can be no assurance that the outcome of the trial will be successful, and even if successful, the FDA may not agree with our interpretation of the data and may require additional pivotal trials.

Open Wound Trial.  We have established, based on comments from the FDA, the protocol for our Phase IIb clinical trial of Microcyn in patients with diabetic foot ulcers and other open wounds. This study will evaluate a total of approximately 160 patients in two groups of 80 patients each and is intended to assess clinical cure and wound healing time in open and infected wounds. We expect to begin enrollment in late 2006 and to complete this trial within nine month. The result will be used to determine the sample size of a subsequent Phase III pivotal trial, which we estimate may require up to 500 patients enrolled in 30 to 40 centers in the United States and Europe. The current FDA guidelines for this indication require only a single pivotal trial for marketing clearance although there is no guarantee that the FDA will not require us to conduct additional clinical studies in support of our NDA for this indication. The pivotal trial is intended to demonstrate safety and efficacy of Microcyn in eliminating infections in diabetic foot and venous stasis ulcers and deep wounds.

Physician Clinical Studies.  A number of other physician clinical studies are planned comparing the results of using Microcyn with the current standard of care. These studies are intended to provide supporting data as to microbial load reduction, healing time, eliminating infections, compatibility with dressings and devices, effects on blood flow, bone healing rates, the prevention of post-surgical complications, the prevention of intubation-related pneumonia and a reduction in the cost of care.

These physician clinical studies may provide supporting data for our applications for regulatory approval when they are conducted in strict compliance with the guidance on good clinical practices and meet other requirements of the regulatory authority. Based on the number of patients and variety of wound types treated, the safety data from these studies may allow us to truncate the FDA clinical trial process, which usually involves three phases of development. See “Business—Government Regulation—Pharmaceutical Product Regulation.” We believe these studies will be supportive of our future regulatory applications.

     Completed Trials and Studies

Physicians in the United States, Europe and Mexico have conducted eleven clinical studies of Microcyn, some sponsored by us and some physician initiated, generating data indicating that Microcyn is safe and effective for the indications under study and that it results in reduced costs to healthcare providers and patients.

Since there is not one universal standard of care in wound treatment, healthcare providers use many different devices, antiseptics, bandages and antibiotics to treat various types of wounds. For example, in the United States, a typical protocol for treatment of diabetic foot ulcers includes treatment with saline solution or topical antibiotics as an infection control agent, whereas the typical protocol for diabetic foot ulcers in Europe often includes treatment with Betadine. Efforts to change formal or favored protocols meet with resistance unless clear evidence of greater safety, superior efficacy, reduction in cost, or other benefits is demonstrated.

Dr. David E. Allie, a cardiovascular surgeon and head of the Cardiovascular Institute of the South in Lafayette, Louisiana and a member of our Business and Medical Advisory Board, completed a retrospective study in January 2006 comparing the use of Microcyn on 60 patients to a comparable matched control group. The study was designed to examine the effect on wound healing, limb salvage and skin irritation. The results of this study showed improvements in wound healing time and in rates of limb salvage. Furthermore, the

Microcyn group experienced no skin irritation while 13% of the patients in the control group did experience skin irritation. The following is a summary of those results:

	Microcyn	Traditional

Number of patients	60	60
Percentage of limb salvage	98%	90%
Adverse effects / complications	0	8 (13)%
Average wound healing time	34 days	67 days

Dr. Luca Dalla Paola, an Endocrinologist and surgeon and Chief of the Diabetic Foot Unit of Presidio Ospedaliero Abano Terme in Padova, Italy, conducted a controlled physician clinical study in Italy in November 2004 designed to assess the rate of elimination of infection when Microcyn was used on diabetic foot ulcers localized below the ankle. In the study, patients were treated daily using gauze soaked with Microcyn or Betadine. Microbiological specimens were taken at the time of the enrollment and weekly thereafter until wound closure occurred. The results showed that patients treated with Microcyn had less than one-third the strains of bacteria than those treated with Betadine. The following table summarizes the results of the study:

	Microcyn	Betadine	P-Value

Number of patients	110	108
Bacteria strains at beginning of study	230	232
Strains after treatment	14	43	p<0.001
Percentage eliminated	94%	81%
Adverse effects / complications	0	18
Average wound healing time	43 days	55 days	p<0.0001

Dr. Alfredo Barrera, a gastrointestinal surgeon and head of the Department of Surgery at the Hospital Ruben Leñoro, Mexico, conducted a six-month controlled physician clinical study in Mexico in 2004. The study was designed to test microbial load reduction in patients with extensive abdominal peritonitis. In this study, patients were given a comprehensive therapy using saline solution lavage plus Microcyn or given the same comprehensive therapy with saline solution only, a widely used standard of care. Patients treated with Microcyn experienced greater microbial load reduction and shorter hospital stays. The following table summarizes the results of the study:

	Microcyn	Saline

Number of patients	20	20
Bacteria strains at beginning of study	30	29
Bacteria strains after treatment	2	24
Percentage of bacteria strains eliminated	93%	17%
Adverse effect / complications	0	n/a
Average hospital stay	22 days	33 days

Dr. Ariel Miranda, a board certified plastic surgeon and Chief of the Burn Unit of the Civil Hospital of Guadalajara, Mexico, conducted a retrospective clinical study in Mexico in 2004, using Microcyn on pediatric burn patients. The study was designed to evaluate the rate of infection, the need for skin grafts and antibiotics, and the duration of hospital stays in pediatric burn patients. In this study, Dr. Miranda used Microcyn for initial debridement and to moisten the burn site for 5-15 minutes, three times a day until elimination of the infection. No gels or dressings were applied to the wound. An independent statistician reviewed and analyzed the results of this study and compared it to the results from burn patients treated by Dr. Miranda with silver sulfadiazine. The patients treated with Microcyn suffered no adverse effects or related complications. In addition, the use of Microcyn enabled Dr. Miranda to reduce the use of systemic antibiotics without the development of infections. Dr. Miranda also noted that, due to the flexible and smooth quality of the healed skin, the patients treated with Microcyn needed less skin grafting. The following table summarizes the results of the independent statistician’s analysis of the study:

	Microcyn	Silver Sulfadiazine

Number of patients	64	64
Patients with bacteria strains after 7 to 15 days	6	22
Patients on antibiotics	6	46
Adverse effects / complications	0	n/a
Average hospital stay	15 days	29 days

Seven additional physician clinical studies in the United States, Europe and Mexico have been completed using Microcyn to eliminate infection in a variety of different wounds, including diabetic foot and venous stasis ulcers and oral surgery.

In addition, there are several ongoing and planned physician clinical studies being conducted in the United States and Europe to assess Microcyn’s effectiveness in preventing and eliminating infection in wounds. For example, we are supporting with a research grant a study by Dr. David Armstrong of the Scholl College of Podiatric Medicine in Chicago, Illinois and Dr. Andrew Boulton, Head of the Manchester Diabetes Centre at the Manchester Royal Infirmary in the United Kingdom. This is a study of diabetic foot ulcers using the VersaJet lavage system in two groups of 20 patients each, one utilizing Microcyn and the other utilizing saline. The endpoints are microbial load reduction and time to complete wound healing. Dr. Dalla Paola is conducting a study involving 100 patients comparing Microcyn to Polyhexanid in the treatment of diabetic foot necrobiosis, with time to wound healing the primary endpoint. Dr. Tom Wolvos, a board certified surgeon who is the Medical Director at the Scottsdale Healthcare Wound Management Center in Arizona, is conducting a forty patient study comparing Microcyn to saline solution with the VAC Negative Pressure Wound Therapy system from Kinetic Concepts, Inc., in the treatment of a variety of wounds. Lastly, Cheryl Bongiovanni, Ph.D., Director of the Lake Wound Clinics in Lakeview, Oregon, is conducting two patient studies focusing on both the potential savings from the use of Microcyn in treating a variety of wounds as well as a 20 patient study comparing Microcyn with saline solution in the treatment of leg ulcers.

We provide financial support for some of these studies in the form of research funding, expense reimbursement and supply of product. In addition, Drs. Allie and Dalla Paola are members of our Physician Advisory Board. Dr. Dalla Paola is compensated $1,000 per month for his participation on this committee. Dr. Allie is a paid consultant, investor and stockholder. For additional information, please see “Management - Advisory Board Compensation.”

Regulatory Strategy

Our regulatory strategy is to seek the necessary clearances and approvals for Microcyn to accelerate its adoption by wound care specialists worldwide as the standard of care in preventing and eliminating infection throughout all stages of treatment. We intend to seek and obtain FDA approval of Microcyn as a topical antimicrobial to treat infected wounds. We expect to complete a pivotal pre-operative skin trial using 64 healthy volunteers in the third quarter of 2006 and expect to file an NDA for this indication in late 2006. Concurrently, we intend to apply for similar or expanded clearances in Europe and other parts of the world. In addition, we have developed a protocol, based on comments from the FDA, for a Phase IIb trial to be conducted in subjects with diabetic foot ulcers and other open wounds comparing the healing time of wounds treated with Microcyn with those not treated with Microcyn. This clinical trial is intended to support the safety as well as the efficacy of Microcyn in terms of rate of clinical cure and wound healing.

In November 2004, we received CE Mark approval to market and sell Microcyn in Europe as a wound care product as part of a comprehensive wound care treatment for microbial load reduction. We have obtained three 510(k) clearances for Microcyn as a medical device for moistening, cleansing, lubricating and debriding acute and chronic dermal lesions, such as stage IV pressure ulcers, stasis ulcers, diabetic ulcers, post-surgical wounds, first and second degree burns, abrasions and minor irritations of the skin. Based on the CE Mark and FDA approvals, we filed for and received clearance to market Microcyn in India, Singapore and Pakistan.

Sales and Marketing

We are developing distribution and sales networks to market our products in the United States and Europe. We expect to expand our existing sales force in the United States, Europe and Mexico as we obtain additional regulatory claims. Our products are purchased by hospitals, physicians, nurses and other healthcare practitioners who are the primary caregivers to patients being treated for acute or chronic wounds as well as those patients undergoing surgical procedures.

Our strategy is to enter into agreements with established regional distributors, provide ongoing sales support and utilize clinical studies and key opinion leader programs to accelerate product adoption. Implementation of our strategy includes the development of relationships with wound care specialists through targeted direct marketing and communications programs and through sponsorship of physician presentations at medical conferences and seminars.

In the United States, we currently distribute our products through one national and five regional distributors and are actively recruiting additional distributors. We employ four full-time direct salespeople, in addition to our distributors, with marketing contacts in leading wound care clinics, hospitals and health care agencies that provide wound care services. We intend to hire additional salespeople in the United States beginning in the fourth quarter of 2006.

In Europe, we have distribution arrangements in Germany, Italy, Sweden and the Czech Republic with an aggregate of over 25 full-time equivalent salespeople focused on the sale of Microcyn and are actively pursuing additional distribution arrangements in other European countries. We currently have an eight-person direct sales force in our European regional sales office in The Netherlands, and intend to hire additional direct sales people to support our distributors.

In Mexico, we market our products through our established distribution network and direct sales organization. We have a dedicated 75-person sales force, including salespeople, nurses and clinical support staff responsible for selling Microcyn to over 250 private and public hospitals and to retail independent pharmacies.

We have established distributors for our disinfectant and wound care products in India, Bangladesh, Pakistan, Singapore, United Arab Emirates and Saudi Arabia. In December 2005, we entered into a distribution agreement with Alkem Laboratories, a large, privately-held pharmaceutical firm headquartered in Mumbai, India, employing more than 800 salespeople servicing the Indian healthcare market. In January 2006, the Indian Ministry of Health approved Microcyn for use in chronic and acute wounds, and we commenced sales to Alkem in April 2006.

In Canada, we are currently recruiting wound care specialty distributors and expect to commence product sales following receipt of our drug identification number from Canadian regulatory authorities. Sales in Canada are currently supported by one employee resident in our headquarters in Petaluma, California. We intend to hire two additional direct sales persons for Canada by the first quarter of 2007.

Other Market Opportunities

We believe our products have applications in several other large consumer and professional markets and intend to access these markets through strategic partnerships or joint ventures. These markets include:

     Hard Surface Disinfectant

In the United States, we obtained Environmental Protection Agency, or EPA, clearance for use of the Microcyn technology as a disinfectant in May 2004. Our product, Cidalcyn, is a hospital-grade multi-purpose disinfectant cleaner and food contact sanitizer used in patient care areas, households, child care facilities, health clubs, laboratories and on food contact surfaces where cross-contamination of treated surfaces can occur.

According to Global Industry Analysts, Inc., the worldwide disinfectant market is estimated to be $1.7 billion, of which approximately $270 million is attributable to the United States. Disinfectants currently in the marketplace, such as bleach and ammonia, may have adverse effects after long-term use for the person applying the disinfectant, and there are other environmental, biodegradability and general concerns regarding toxicity. Most leading brands of disinfectant products are classified by the EPA as having a high level of toxicity and require appropriate warning statements. Based on the EPA toxicity categorization of antimicrobial products, Cidalcyn received the lowest toxicity rating and, as a result, precautionary labeling statements are not required.

In December 2005, we entered into an exclusive distribution agreement with a leading manufacturer of wet wipes and moist towelette products for the consumer, food service and healthcare industries. The distribution agreement allows our distributor to market, sell and distribute our hard-surface disinfectant products under the distributor’s private label in the United States, Canada, Caribbean and Latin America, excluding Mexico. We expect our distributor to launch this product in the fourth quarter of 2006.

     Respiratory

Our nasal product candidate is an anti-microbial solution designed to be self-administered into a patient’s nasal cavity for the treatment of chronic rhinosinusitis. In animal studies, it has been shown to kill the bacteria that causes rhinosinusitis. We are currently conducting pre-clinical animal studies seeking to support efficacy and safety and intend to seek FDA approval once clinical trials are successfully completed for this product and indication.

Rhinosinusitis, or inflammation of the nasal sinuses, affects an estimated 35 million Americans. There is no FDA-approved therapy for chronic rhinosinusitis. Most treatment methods have focused on the symptoms of the disease and include the use of antibiotics, antihistamines, corticosteroids and sinus surgery.

     Dermatology

We are developing dermatology-focused product candidates using our Microcyn technology for the treatment of various fungal and bacterial skin infections, including:

•	Acne vulgaris, a common skin disease affecting 85% of adolescents and young adults;

•	Psoriasis, a chronic inflammatory skin condition affecting more than 4.0 million Americans;

•	Vaginal candidiasis, an infection usually caused by a species of the yeast Candida albicans, affecting approximately 75% of women at least once in their lifetime; and

•	Onychomycosis, a fungal infection of the toenail affecting 35 million North Americans.

Our dermatology product candidates will be administered in a liquid suspension and a gel formulation. In laboratory and clinical tests, our anti-fungal product candidates were effective in treating these fungal infections without the need for long-term exposure to systemic antibiotics. We intend to seek FDA approval to sell our dermatology products by prescription and over-the-counter.

Despite the significant sales of prescription products for treatment of diseases of the skin, we believe that many serious limitations remain in the treatment of these diseases. Existing treatments are often inadequate for reasons of efficacy, toxicity or patient noncompliance.

     Veterinary Medicine

Our animal wound care product, Vetericyn, was launched in late 2004 and is currently available for purchase by veterinarians through MWI Veterinary Supply, Inc., a distributor of animal health products. Veterinarians in the United States use Vetericyn in a variety of applications, including, for example, to treat hard-to-heal equine wounds. We believe a non-toxic wound spray or gel that is safe for use in animals has wide application. According to the American Veterinary Medical Association, as of December 31, 2005, there were more than 54,000 veterinarians in private practice in more than 27,000 veterinary practices nationwide.

     Mold and Atmospheric Remediation

We plan to commercialize our Microcyn technology in liquid and mist form for the industrial and residential remediation markets. Tests have shown that our Microcyn products are non-irritating and non-sensitizing to humans and yet contain ingredients with potent kill times. Our products are safe, non-corrosive, non-flammable and easy to use, requiring no significant training or experience. In addition, unlike other competitive products, Microcyn does not need to be removed after application, thereby saving time and labor costs. Our Microcyn products have been granted the lowest class EPA toxicity rating and are therefore safe to use to remediate blackwater, mold and other household and industrial damage due to flooding.

Recent scientific data suggests an association between exposure to mold or damp indoor environments and the development of cough and upper respiratory tract symptoms, wheezing, and asthma symptoms in sensitized persons.

In July 2005, we entered into a license agreement with a provider of restoration and remediation services in Canada, for the restoration of residential, commercial, industrial and business property damaged by fire, flood and wind. We expect to begin commercializing this product following receipt of appropriate regulatory approvals.

     Dental and Oral Care

We are developing an oral rinse and antimicrobial toothpaste for the oral care market. Based on data from the Freedonia Group, the U.S. market for mouthwash and dental rinse products was $600 million in 2003. Our oral rinse product candidate is expected to compete with consumer oral rinses, such as Listerine, Scope and Cepacol, and prescription rinses, such as Peridex and Perigard. Our Microcyn oral rinse product candidate has been tested in clinical studies and shown to be safe for use in oral surgery. We intend to seek FDA approval to market our dental and oral care product either by prescription or over-the-counter as FDA designates.

Research and Development

The goals of our research and development program are to design, develop and produce products to treat acute and chronic wounds, and to identify new applications for our technology. Our research and development efforts are divided into three areas: science, new product development and engineering.

Our scientists work to continually improve our product performance by evaluating variations of the formulations and chemical structures of our products. For example, we are evaluating alterations to Microcyn to increase the speed at which it kills certain bacteria and viruses.

The focus of our current development efforts is new formulations, applications and delivery systems for Microcyn, including the following:

•	an intravenous bag and spikeable bottle for use with compatible wound care systems, such as negative wound pressure therapy, jet lavage and oxygenated mist devices;

•	an antimicrobial gel formulation that hydrates, moistens and protects the wound;

•	various formulations and delivery systems that extend the stability of the product;

•	an oral rinse to treat ulcerations of oral tissues (stomatitis) and inflammation of oral tissues (mucositis);

•	an antimicrobial toothpaste that reduces plaque and gingivitis and will not be irritating to the mouth;

•	a surgical irrigant to control infections during and after surgery; and

•	a fine mist to treat chronic rhinosinusitis;

Our engineers seek to optimize our manufacturing process by reducing costs and increasing yield. For example, we have significantly decreased the waste product resulting from our manufacturing process, and we continue to experiment to find ways of decreasing it further.

We also intend to develop other products for use in non-medical markets based on our core technology and intellectual property portfolio. These potential products include the following:

•	a solution used with various materials in the manufacture of disinfectant wipe products;

•	a mist form of Microcyn used for decontaminating environmental areas containing potential biological hazards, such as in aircraft decontamination; and

•	a mist used to decontaminate people exposed to biological hazardous agents.

We also intend to focus efforts on our L3 anti-viral compound for the treatment of early stage cancers, initially targeting cervical dysplasia. Based on our research, L3 has inhibited the growth of certain cancer cells in preclinical studies.

As of May 31, 2006, we had nine full-time employees engaged in research and development activities. Our director of research and development coordinates all such activities. We plan to increase our research and development staff in the future to address market demands identified in our direct market research and to expand our product line by using our Microcyn technology in different medical and non-medical applications.

Manufacturing

We manufacture Microcyn through a proprietary electrolysis process within a multi-chamber system. We are able to control the passage of ions through proprietary membranes, yielding electrolyzed water with only trace amounts of chlorine. This process is fundamentally different from the processes for manufacturing hydrogen peroxide and bleach and is the basis for our technology’s efficacy and safety.

We manufacture our products in Petaluma, California, Sittard, The Netherlands and Zapopan, Mexico. We have developed an automated manufacturing process and conduct quality assurance testing on each production batch in accordance with current U.S. Good Manufacturing Practices, or cGMP. Our manufacturing process produces very little waste, which is disposed of as water after a simple non-toxic chemical treatment. Our facilities are required to meet and maintain regulatory standards applicable to the manufacture of products. Our United States and Netherlands facilities are ISO 13485 certified and comply with cGMP guidelines. Our Mexico facility has been approved by the MOH.

Our machines are subjected to a series of tests, which is part of a validation protocol mandated by cGMP and ISO requirements. This validation is designed to ensure that the final product is manufactured with the same level of consistency and quality in all manufacturing sites, and includes the testing of all internal and external components, mechanical and electrical parts and the software in each machine. Certain materials used in manufacturing our machines are proprietary.

We believe we have a sufficient number of machines to produce Microcyn as required to meet anticipated future requirements for at least the next two years. As we expand into other geographic markets, we may establish additional manufacturing facilities in or near new markets.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product technology and know-how, to operate without infringing proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position by, among other methods, filing, when possible, U.S. and foreign patent applications relating to our technology, inventions and improvements that are important to our business. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

In March 2003, we obtained an exclusive license to six issued Japanese patents and five Japanese published pending patent applications owned by Coherent Technologies, or Coherent. The issued Japanese patents and pending Japanese patent applications relate to an early generation of super-oxidized water product and aspects of the method and apparatus for producing Microcyn and will expire between 2011 and 2014. In June 2006, we received written notice from Coherent advising us that the patent license was terminated, citing various reasons with which we disagree. Although we do not believe Coherent has grounds to terminate the license, we may have to take legal action to preserve our rights under the license and to enjoin Coherent from breaching its terms. We do not know whether we would prevail in any such action, which would be costly and time consuming, and we could lose our rights under the license, which could have a material adverse impact on our business opportunities in Japan. In addition, we may have to defend ourselves against infringement claims from Coherent in Japan based on their position on termination of the license. We do not believe the Japanese patents disclose or cover certain innovations in our products, which we developed independently and are the subject of our own patent applications.

As of May 31, 2006, we had twelve U.S. pending patent applications and fifteen foreign pending patent applications. These applications include U.S. provisional applications for which the one-year period to file a non-provisional application has not yet expired as well as international PCT applications that have not yet reached the deadline to file corresponding national phase applications. Our portfolio of pending applications can be divided into two groups. The first group includes three U.S. and seven foreign patent applications that relate to early generation super-oxidized water product, methods of using super-oxidized water, and aspects of the method and apparatus for manufacturing super-oxidized water. We have received a Notice of Allowance from the U.S. Patent and Trademark Office for one of our pending U.S. applications in this group. Before a patent may issue, a second review of our application must be completed. The second group includes nine U.S. and eight foreign applications that relate to Microcyn, the method and apparatus for manufacturing Microcyn, and its uses.

Although we work to protect our technology, we cannot assure you that any patent will issue from currently pending patent applications or from future patent applications. We also cannot assure you that the scope of any patent protection will exclude competitors or provide competitive advantages to us, that any of our patents will be held valid if subsequently challenged, or that others will not claim rights in or ownership of our patents and proprietary rights. Furthermore, we cannot assure you that others have not developed or will develop similar products, duplicate any of our products or design around our patents.

We have also filed for trademark protection for marks used with our Microcyn products in each of the United States, Europe, certain countries in Central and South America, including Mexico and Brazil, Latin America, certain countries in Asia, including Japan, China and the Republic of Korea, and Australia.

In addition to patents and trademarks, we rely on trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationship with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions made in the course of our working relationship with them, while using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to wrongfully obtain or use information that we regard as proprietary.

Competition

We believe the principal competitive factors in our target market include improved patient outcomes, such as time in the hospital, healing time, adverse events, safety of products, ease of use, stability, spore killing and cost effectiveness. The medical device industry, and in particular the wound care market, is highly competitive. We compete with a number of large well-established and well-funded companies that sell a broad range of wound care products, including topical anti-infectives and antibiotics, as well as some advanced wound technologies, such as skin substitutes, growth factors and sophisticated delayed release silver-based dressings. Kinetic Concepts, Inc., Smith & Nephew plc, Johnson & Johnson, Healthpoint, Ltd., a subsidiary of DFB Pharmaceuticals Inc., Kendall, a division of Tyco International Ltd., ConvaTec, a division of Bristol-Myers Squibb Company and Coloplast Ltd. have a wide range of product offerings for the wound market. Collectively, these companies have a substantial share of the wound care market. Several large well-funded drug companies also develop and sell topical antibiotics.

Our competitors enjoy several competitive advantages, including:

•	significantly greater name recognition;

•	established relationships with healthcare professionals, patients and third party payors;

•	established distribution networks;

•	additional product lines and the ability to offer rebates or bundle products to offer discounts or incentives;

•	greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products and marketing; and

•	greater financial and human resources for product development, sales and marketing and patient support.

While many companies are able to produce oxidized water, their products, unlike ours, are typically stable for not more than 48 hours, have an acidic pH, which irritates the skin and has a much higher chlorine content. One such company, PuriCore, sells electrolysis machines used to manufacture brine-based oxidized water primarily as a sterilant.

Our products compete with a large number of products that include over-the-counter treatments and prescription drugs, including topical anti-infectives, such as Betadine, silver sulfadiazine, hydrogen peroxide, Dakin’s solution, hypochlorous acid, and topical antibiotics, such as Neosporine and Bacitracin. Currently, no single anti-infective product dominates the chronic or acute wound markets because many of the products have serious limitations or tend to inhibit the wound healing process.

Our products can also replace the use of sterile saline for debriding and moistening a dressing as well as for use as a complementary product with many advanced wound care technologies, such as the VAC from Kinetic Concepts Inc., skin substitute products from Smith & Nephew, Integra Life Sciences, Life Cell, Organogenesis and Ortec International, and ultrasound from Celleration. We believe that Microcyn can enhance the effectiveness of many of these advanced wound care technologies. Because Microcyn is competitive with some of the large wound care companies’ products and complementary with others, we may compete with such companies in some product lines and complement other product lines.

Government Regulation

Government authorities in the United States at the federal, state and local levels and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of pharmaceutical products, biologics and medical devices. All of our products in development will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous pre-clinical and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent process of maintaining substantial compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, statutes, rules, regulations and policies may change and new legislation or regulations may be issued that could delay such approvals.

     Medical Device Regulation

New medical devices, such as Microcyn, are subject to FDA approval and extensive regulation under the FDCA. Under the FDCA, medical devices are classified into one of three classes: Class I, Class II or Class III. The classification of a device into one of these three classes generally depends on the degree of risk associated with the medical device and the extent of control needed to ensure safety and effectiveness.

Class I devices are those for which safety and effectiveness can be assured by adherence to a set of general controls. These general controls include compliance with the applicable portions of the FDA’s Quality System Regulation, which sets forth good manufacturing practice requirements; facility registration and product reporting of adverse medical events listing; truthful and non-misleading labeling; and promotion of the device only for its cleared or approved intended uses. Class II devices are also subject to these general controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Review and clearance by the FDA for these devices is typically accomplished through the so-called 510(k) pre-market notification procedure. When 510(k) clearance is sought, a sponsor must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously approved device. If the FDA agrees that the proposed device is substantially equivalent to the predicate device, then 510(k) clearance to market will be granted. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require pre-market approval, or PMA.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) pre-market notification. These trials generally require submission of an application for an investigational device exemption, or IDE. An IDE must be supported by pre-clinical data, such as animal and laboratory testing results, which show that the device is safe to test in humans and that the study protocols are scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and is eligible for more abbreviated investigational device exemption requirements.

Both before and after a medical device is commercially distributed, manufacturers and marketers of the device have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experiences and other information to identify potential problems with marketed medical devices. Device manufacturers are subject to periodic and unannounced inspection by the FDA for compliance with the Quality System Regulation, current good manufacturing practice requirements that govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, servicing, labeling, storage, installation and distribution of all finished medical devices intended for human use.

If the FDA finds that a manufacturer has failed to comply or that a medical device is ineffective or poses an unreasonable health risk, it can institute or seek a wide variety of enforcement actions and remedies, ranging from a public warning letter to more severe actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device.

The FDA also administers certain controls over the export of medical devices from the U.S., as international sales of medical devices that have not received FDA approval are subject to FDA export requirements. Additionally, each foreign country subjects such medical devices to its own regulatory requirements. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark.

The Company is currently pursuing anti-microbial claims through the Center for Drug Evaluation and Research.

     Pharmaceutical Product Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations that are adopted under the FDCA. In the case of biologics, the FDA regulates such products under the Public Health Service Act. If we fail to comply with the applicable requirements under these laws and regulations at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us. The FDA also administers certain controls over the export of drugs and biologics from the U.S.

Under the U.S. regulatory scheme, the development process for new pharmaceutical products can be divided into three distinct phases:

•	Pre-Clinical Phase. The pre-clinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug application, or IND, for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans.

•	Clinical Phase. The clinical phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, and dosage of the substance in humans, as well as the ability to produce the substance in accordance with cGMP requirements. Data from these activities are compiled in a New Drug Application, or NDA, or for biologic products a Biologics License Application, or BLA, for submission to the FDA requesting approval to market the drug.

•	Post-Approval Phase. The post-approval phase follows FDA approval of the NDA or BLA, and involves the production and continued analytical and clinical monitoring of the product. The post- approval phase may also involve the development and regulatory approval of product modifications and line extensions, including improved dosage forms, of the approved product, as well as for generic versions of the approved drug, as the product approaches expiration of patent or other exclusivity protection.

Each of these three phases is discussed further below.

Pre-Clinical Phase.  The development of a new pharmaceutical agent begins with the discovery or synthesis of a new molecule. These agents are screened for pharmacological activity using various animal and tissue models, with the goal of selecting a lead agent for further development. Additional studies are conducted to confirm pharmacological activity, to generate safety data, and to evaluate prototype dosage forms for appropriate release and activity characteristics. Once the pharmaceutically active molecule is fully characterized, an initial purity profile of the agent is established. During this and subsequent stages of development, the agent is analyzed to confirm the integrity and quality of material produced. In addition, development and optimization of the initial dosage forms to be used in clinical trials are completed, together with analytical models to determine product stability and degradation. A bulk supply of the active ingredient to support the necessary dosing in initial clinical trials must be secured. Upon successful completion of pre-clinical safety and efficacy studies in animals, an IND submission is prepared and provided to the FDA for review prior to commencement of human clinical trials. The IND consists of the initial chemistry, analytical, formulation, and animal testing data generated during the pre-clinical phase. The review period for an IND submission is 30 days, after which, if no comments are made by the FDA, the product candidate can be studied in Phase I clinical trials.

Clinical Phase.  Following successful submission of an IND, the sponsor is permitted to conduct clinical trials involving the administration of the investigational product candidate to human subjects under the supervision of qualified investigators in accordance with good clinical practice. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study and the parameters to be used in assessing the safety and the efficacy of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial. Each trial must be reviewed, approved and conducted under the auspices of an independent Institutional Review Board, and each trial, with limited exceptions, must include the patient’s informed consent. Typically, clinical evaluation involves the following time-consuming and costly three-phase sequential process:

•	Phase I. Phase I human clinical trials are conducted in a limited number of healthy individuals to determine the drug’s safety and tolerability and include biological analyses to determine the availability and metabolization of the active ingredient following administration. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

•	Phase II. Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition to determine the drug’s potential efficacy and ideal dose. These clinical trials are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. These trials require scale up for manufacture of increasingly larger batches of bulk chemical. These batches require validation analysis to confirm the consistent composition of the product.

•	Phase III. Phase III clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained and safety (toxicity), tolerability, and an ideal dosing regimen have been established. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to complete the information needed to provide adequate instructions for the use of the drug, also referred to as the Official Product Information. Phase III trials usually include from several hundred to several thousand subjects.

Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures for each aspect of commercial manufacture and testing must be developed.

Phase I, II, and III testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. Clinical investigators, IRBs, and companies may be subject to pre-approval, routine, or “for cause” inspections by the FDA for compliance with Good Clinical Practices, or GCPs, and FDA regulations governing clinical investigations. The FDA may suspend or terminate clinical trials, or a clinical investigator’s participation in a clinical trial, at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, institutional review boards, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

Post-Approval Phase.  After approval, we are still subject to continuing regulation by FDA, including, but not limited to, record keeping requirements, submitting periodic reports to the FDA, reporting of any adverse experiences with the product, and complying with drug sampling and distribution requirements. In addition, we are required to maintain and provide updated safety and efficacy information to the FDA. We are also required to comply with requirements concerning advertising and promotional labeling. In that regard, our advertising and promotional materials must be truthful and not misleading. We are also prohibited from promoting any non-FDA approved or “off-label” indications of products. Failure to comply with those requirements could result in significant enforcement action by the FDA, including warning letters, orders to pull the promotional materials, and substantial fines. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval.

Drug and biologics manufacturers and their subcontractors are required to register their facilities and products manufactured annually with FDA and certain state agencies and are subject to periodic routine and unannounced inspections by the FDA to assess compliance with cGMP regulations. Facilities may also be subject to inspections by other federal, foreign, state, or local agencies. In addition, approved biological drug products may be subject to lot-by-lot release testing by the FDA before these products can be commercially distributed. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Future FDA inspections may identify compliance issues at our facilities or at the facilities that may disrupt production or distribution, or require substantial resources to correct.

In addition, following FDA approval of a product, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved marketing application, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional clinical studies, known as Phase IV trials, to evaluate long-term effects.

     Regulation of Disinfectants

In the United States, the EPA, regulates disinfectants as antimicrobial pesticides under the Federal Insecticide, Fungicide, and Rodenticide Act, or FIFRA, and the implementing regulations that EPA has adopted under FIFRA. Before marketing a disinfectant in the United States, we must satisfy EPA’s pesticide registration requirements. That registration process requires us to demonstrate the disinfectant’s efficacy and to determine the potential human and ecological risks associated with use of the disinfectant. The testing and registration process could be lengthy and could be expensive. There is no assurance, however, that we will be able to satisfy all of the pesticide registration requirements for a particular proposed new disinfectant product. Once we satisfy the FIFRA registration requirements for an individual disinfectant, additional FIFRA regulations will apply to our various business activities, including marketing, related to that EPA-registered product.

Failure to comply with FIFRA’s requirements could expose us to various enforcement actions. FIFRA empowers EPA to seek administrative or judicial sanctions against those who violate FIFRA. Among the potential FIFRA penalties are civil administrative penalties, stop sale orders, seizures, injunctions and criminal sanctions. If EPA were to initiate a FIFRA enforcement action against us, it could have a material adverse effect on us.

     Other Regulation in the United States

Health Care Coverage and Reimbursement by Third-Party Payors

Commercial success in marketing and selling our products depends, in part, on the availability of adequate coverage and reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to be more cost-conscious and focused on the delivery of more cost-effective medical products. Government programs, including Medicare and Medicaid, private health care insurance companies, and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Examples of how limits on drug coverage and reimbursement in the United States may cause drug price sensitivity include the growth of managed care, changing Medicare reimbursement methodologies, decisions on which drugs to include in formularies and drug rebate calculations. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Even though a new medical product may have been cleared or approved for commercial distribution, we may find limited demand for the product until coverage and reimbursement have been obtained from governmental and other third-party payors.

Fraud and Abuse Laws

In the United States, we are subject to various federal and state anti-kickback laws, which, among other things, prohibit the payment of remuneration intended to induce the purchase of products or services and the fraudulent billing of federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of pharmaceutical companies, such as us, by limiting the kinds of financial arrangements (including for example, our sales programs and physician advisory board relationships) we may have with prescribers, purchasers, dispensers and users of drugs. In addition, the HHS Office of Inspector General has issued Compliance Guidance for pharmaceutical manufacturers which, among other things, identifies manufacturer practices implicating the federal anti-kickback law and describes elements of an effective compliance program. The laws of many states impose similar requirements and in some cases may not be limited to government reimbursed items.

Due to the breadth of the provisions of some of these laws, it is possible that some of our practices might be challenged under one or more of these laws in the future. Violations of these laws can lead to civil and criminal penalties, including imprisonment, fines and exclusion from participation in Medicare, Medicaid and other federal health care programs. Any such violations could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Health Information Privacy and Security

Individually identifiable health information is subject to an array of federal and state regulation. Federal rules promulgated pursuant to the Health Information Portability and Accountability Act of 1996, or HIPAA, regulate the use and disclosure of health information by “covered entities” (which includes individual and institutional providers from which we may receive individually identifiable health information). These regulations govern, among other things, the use and disclosure of health information for research purposes, and require the covered entity to obtain the written authorization of the individual before using or disclosing health information for research. Failure of the covered entity to obtain such authorization (absent obtaining a waiver of the authorization requirement from an Institutional Review Board) could subject the covered entity to civil and criminal penalties. We may experience delays and complex negotiations as we deal with each entity’s differing interpretation of the regulations and what is required for compliance. Also, where our customers or contractors are covered entities, including hospitals, universities, physicians or clinics, we may be required by the HIPAA regulations to enter into “business associate” agreements that subject us to certain privacy and security requirements. In addition, many states have laws that apply to the use and disclosure of health information, and these laws could also affect the manner in which we conduct our research and other aspects of our business. Such state laws are not preempted by the federal privacy law where they afford greater privacy protection to the individual. While activities to assure compliance with health information privacy laws are a routine business practice, we are unable to predict the extent to which our resources may be diverted in the event of an investigation or enforcement action with respect to such laws.

     Foreign Regulation

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the applicable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement also vary greatly from country to country. Although governed by the applicable country, clinical trials conducted outside of the United States typically are administered under a three-phase sequential process similar to that discussed above for pharmaceutical products.

Under the European Union regulatory systems we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is available for medicines produced by biotechnology or which are innovative, provides for the grant of a single marketing authorization that is valid for all the European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the prices which result from the regulatory approval process would be insufficient to generate an acceptable return to us or our collaborators.

Employees

As of May 31, 2006, we had 81 full-time employees, including 25 in manufacturing, nine in research and development, four in regulatory and clinical, 16 in sales and marketing and 27 in administrative functions. In late 2006, we plan to add additional sales and marketing personnel to support our various markets and opportunities. We also plan to hire additional marketing and clinical support personnel to work with key opinion leaders, and to provide educational services and technical support our distribution channels. None of our employees is covered by collective bargaining arrangements, and we consider our relationship with our employees to be good.

Properties

We currently lease approximately 12,000 square feet of office, research and manufacturing space in Petaluma, California, which serves as our principal executive offices. We also lease approximately 20,000 square feet of office space in an adjacent building for manufacturing and research and development. Both leases expire in September 2007.

We lease approximately 4,000 square feet of office space and approximately 14,000 square feet of manufacturing and warehouse space in Zapopan, Mexico, under a lease that expires in April 2011. We lease approximately 5,000 square feet of office space and approximately 14,000 square feet of manufacturing and warehouse space in Sittard, The Netherlands, under leases that expire in January 2009. As we expand, we may need to establish manufacturing facilities in other countries.

We believe our properties are adequate to meet our needs through June 2007.

Legal Proceedings

In April 2005, a former director and Chief Operating Officer of our company filed an action in the Superior Court of the State of California, Sonoma County, alleging breach of employment contract. In the complaint, the plaintiff claims $300,000 and the right to purchase approximately 600,000 shares of our common stock at $0.75 per share. A trial date has been set in July 2006, and we intend to vigorously defend this action. If the claims are litigated, we may incur considerable litigation costs. We have tendered the claims to our insurance carrier, but we expect the insurance carrier to deny coverage to all or a portion of the claim.

In March 2006, we filed suit in the Northern District of California Federal Court against Nofil Corporation and Naoshi Kono, its Chief Executive Officer, for breach of contract, misappropriation of trade secrets and trademark infringement. We believe that Nofil Corporation violated key terms of both an exclusive purchase agreement and non-disclosure agreement by contacting and working with a potential competitor in Mexico. In the complaint, we seek damages of $3.5 million and immediate injunctive relief. No trial date has been set.

In September 2005, a complaint was filed against us in Mexico claiming confusion in trademarks with respect to our Microcyn60 mark, and we may be required to cease using the mark in Mexico and compensate the other party.

Except for the foregoing, we are not a party to any material legal proceedings, and, except as set forth above, management is not aware of any threatened legal proceedings that it believes could cause a material adverse impact on our business, financial condition or results of operations. From time to time, we may be party to lawsuits in the ordinary course of business.

GLOSSARY OF TECHNICAL, MEDICAL AND INDUSTRY TERMS

The following technical, medical, and industry-specific terms used in this prospectus have the following meanings:

Anti-infective	Capable of killing infectious agents or of preventing them from spreading and causing infection.

Antimicrobial	Capable of destroying or inhibiting the growth of micro-organisms.

Antiseptic	A germicide used on skin or living tissue for the purpose of inhibiting or destroying microorganisms (for example, alcohol, chlorhexidine, chlorine, hexachlorophene, iodine, chloroxylenol PCMX, quaternary ammonium compounds, and triclosan).

Disinfection	Destruction of pathogenic and other kinds of microorganisms by physical or chemical means. Disinfection is less lethal than sterilization, because it destroys the majority of recognized pathogenic microorganisms, but not necessarily all microbial forms (for example, bacterial spores). Disinfection does not ensure the degree of safety associated with sterilization processes.

Germicide	An agent that destroys microorganisms, especially pathogenic organisms. Terms with the same suffix (e.g., virucide, fungicide, bactericide, tuberculocide, and sporicide) indicate agents that destroy the specific microorganism identified by the prefix. Germicides can be used to inactivate microorganisms in or on living tissue (i.e., antiseptics) or on environmental surfaces (i.e., disinfectants).

Microbial load	Number of viable organisms in or on an object or surface or organic material on a surface or object before decontamination or sterilization.

P-value	Indicates the probability that the result obtained in a statistical test is due to chance rather than a true relationship between measures. A small p-value, generally less than 0.05, or p<0.05, indicates that it is very unlikely that the results are due to chance.

Spore	A small, usually single-celled reproductive body that is highly resistant to desiccation and heat and is capable of growing into a new organism, produced especially by certain bacteria, fungi, algae, and nonflowering plants. A dormant nonreproductive body formed by certain bacteria in response to adverse environmental conditions.

Wound debridement	Surgical removal of dead, devitalized or contaminated tissue and removal of foreign matter from a wound.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table shows information about our executive officers, key employees and directors as of June 30, 2006:

Name	Age	Position(s)

Hojabr Alimi	44	Chief Executive Officer, President and Chairman of the Board
Michael Wokasch	55	Chief Operating Officer
Robert Miller	63	Chief Financial Officer
James Schutz	43	Vice President of Corporate Development, General Counsel, Corporate Secretary and Director
Theresa Mitchell	56	Vice President of Regulatory, Clinical Affairs, Quality Assurance and Research and Development
Bruce Thornton	42	Vice President of International Operations and Sales
Robert Northey, Ph.D.	49	Director of Research and Development
Andres Gutiérrez, M.D., Ph.D.	45	Director of Medical Affairs
Gerard de Nies	42	Marketing and Sales Director-Europe, Middle East and Africa of Oculus Innovative Sciences Netherlands
Sergio Caleti	41	Commercial Director of Oculus Technologies of Mexico
Akihisa Akao	52	Director
Edward Brown(3)	42	Director
Richard Conley(1)(2)(3)	55	Director
Gregory French(1)(2)(3)	45	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Hojabr Alimi, one of our founders, has served as our Chief Executive Officer, President and director since 2002 and was appointed as Chairman of the board of directors in June 2006. In 1999, Mr. Alimi co-founded MicroMed Laboratories, a contract research organization providing assistance to pharmaceutical and medical device companies worldwide in the FDA and CE Mark approval processes, as well as with laboratory testing support. Prior to co-founding MicroMed with his spouse, Mr. Alimi was a Corporate Microbiologist for Arterial Vascular Engineering. Mr. Alimi received a B.A. in biology from Sonoma State University.

Michael Wokasch has served as our Chief Operating Officer since June 2006. From July 2004 to May 2006, Mr. Wokasch served as Senior Vice President of Commercial Operations for the Biopharmaceuticals Division of Chiron Corporation, a biotechnology company. He served as Chief Operating Officer of Impax Laboratories, a pharmaceutical company, from January 2003 to June 2004. Prior to Impax, Mr. Wokasch served as President of Aurora Biosciences Corporation, a drug discovery company, from July 2001 to December 2002, and as Chief Executive Officer of Gala Design, a biotechnology company, from June 2000 to July 2001. Prior to this, he held sales and marketing positions at Abbott Laboratories, Merck & Co., and Miles. Mr. Wokasch received a B.S. from the University of Minnesota, College of Pharmacy.

Robert Miller has served as our Chief Financial Officer since June 2004 and was a consultant to us from March 2003 to May 2004. Mr. Miller served as a director of Scanis, Inc. since 1998 and as acting Chief Financial Officer from 1998 to June 2006. He was a Chief Financial Officer consultant to Evit Labs from June 2003 to December 2004, Wildlife International Network from October 2002 to December 2005, Endoscopic Technologies from November 2002 to March 2004, Biolog from January 2000 to December 2002 and Webware from August 2000 to August 2002. Prior to this, Mr. Miller was the Chief Financial Officer for GAF Corporation, Penwest Ltd. and Bugle Boy and Treasurer of Mead Corporation. He received a B.A. in economics from Stanford University and an M.B.A. in finance from Columbia University.

James Schutz has served as our Vice President of Corporate Development and General Counsel since August 2003, as a director since May 2004 and Corporate Secretary since June 2006. From August 2001 to August 2003, Mr. Schutz served as General Counsel at Jomed, (formerly EndoSonic Corp.) an international medical device company. From 1999 to July 2001, Mr. Schutz served as in-house counsel at Urban Media Communications Corporation, an Internet/telecom company based in Palo Alto, California. Mr. Schutz received a B.A. in economics from the University of California, San Diego and a J.D. from the University of San Francisco School of Law.

Theresa Mitchell has served as our Vice President of Regulatory, Clinical Affairs, Quality Assurance and Research and Development since March 2005. Prior to joining us, Ms. Mitchell took a sabbatical following her service as Vice President, Regulatory and Clinical Affairs and Quality Assurance at Oratec Interventions, Inc., a medical device company, from December 1998 to December 2003. She has held senior regulatory and clinical positions at Target Therapeutics, Fidus Medical, General Surgical Innovations and Advanced Cardiovascular systems. Ms. Mitchell received a B.A. in experimental psychology/biostatistics and an M.A. in liberal arts from California State University, San Francisco.

Bruce Thornton has served as our Vice President of International Operations and Sales since June 2005. Mr. Thornton served as our General Manager for U.S. Operations from March 2004 to July 2005. He served as Vice President of Operations for Jomed (formerly EndoSonic Corp.) from January 1999 to September 2003, and as Vice President of Manufacturing for Volcano Therapeutics, an international medical device company, following its acquisition of Jomed, until March 2004. Mr. Thornton received a B.S. in aeronautical science from Embry-Riddle Aeronautical University and an M.B.A. from National University.

Robert Northey, Ph.D. has served as our Director of Research and Development since July 2005. Dr. Northey served as a consultant to us from May 2001 to June 2005. From August 1998 until June 2005, he was an Assistant Professor in the Paper Science and Engineering Department at the University of Washington. Dr. Northey received a B.S. in wood and fiber science and a Ph.D. in wood chemistry, each from the University of Washington.

Andres Gutiérrez, M.D., Ph.D. has served as our Director of Medical Affairs since August 2005. Dr. Gutiérrez served as a consultant to us from April 2003 to July 2005. He served as the Head of the Cell Therapy Unit at the National Institute of Rehabilitation in Mexico City from September 2000 to July 2005 and as a consulting physician with the Department of Medicine at Hospital Angeles del Pederegal in Mexico City from 1996 to July 2005. He received an M.D. with a specialty in internal medicine, and a Ph.D. in biomedical sciences, each from the National University of Mexico in Mexico City.

Gerard de Nies has served as our Director of Marketing & Sales - Europe, Middle East and Africa at our Netherlands subsidiary, since August 2005. Mr. de Nies held a similar position in Kimberly-Clark for the Scientific & Industrial division, where he was responsible for sales and marketing in Europe from July 1999 through August 2005. He was the Sales Manager in the Ethicon Endo-Surgery division of Johnson & Johnson from June 1993 to July 1999. Mr. de Nies received a Bachelor of nursing and of healthcare management, each from the University of Amsterdam, The Netherlands.

Sergio Caleti has served as our Commercial Director for our Mexican subsidiary since February 2005. Mr. Caleti served as the Mexico National Sales Manager of Darier Laboratories, a dermatological laboratory, from July 2003 to January 2005. He served as the Regional Sales Manager, Hospital Products Division for the central region for Abbott Laboratories from 1999 until June 2003. Mr. Caleti received an engineering degree from the Engineering School of Universidad Iberoamericana, Mexico.

Akihisa Akao has served as a director since 1999 and as a consultant since October 2005.  Mr. Akao has served as President for White Moon Medical, Inc., a consulting company that provides advice to early-stage companies seeking to enter the Japanese medical products market. He served as the general manager in Japan at PowerMedical Interventions Inc., a medical device company, from January 2001 to September 2005. He also served as President of E-Med Japan, an application service provider for medical professionals and consumers, from 1999 to July 2000. Mr. Akao received a B.A. in electronic engineering from Doshisha University, Kyoto, Japan.

Edward Brown has served as a director since September 2005. Mr. Brown is co-founder of Healthcare Investment Partners, or HIP, a private equity buyout fund focused exclusively on healthcare, and has served as a Managing Director of HIP since June 2004. Before joining HIP, Mr. Brown was a Managing Director in the Healthcare Group of Credit Suisse First Boston, where he led the firm’s West Coast healthcare effort and was one of the senior partners responsible for the firm’s global life sciences practice, from August 2000 to June 2004. Mr. Brown serves on the board of directors of Angiotech Pharmaceuticals, Inc. Mr. Brown received an A.B. in English from Middlebury College.

Richard Conley has served as a director since 1999, and served as our Secretary from July 2002 to June 2006. Since April 2001, Mr. Conley has served as Executive Vice President and Chief Operating Officer at Don Sebastiani & Sons International Wine Negociants, a branded wine marketing company. From 1994 to March 2001, he served as Senior Vice President and Chief Operating Officer at Sebastiani Vineyards, a California wine producer, where he was originally hired as Chief Financial Officer in 1994. Mr. Conley received a B.S. in finance and accounting from Western Caroline University and an M.B.A. from St. Mary’s University.

Gregory French has served as a director since 2000. Mr. French is owner and Chairman of the Board of G&C Enterprises LLC, a real estate and investment company, which he founded in 1999. He held various engineering and senior management positions at several medical device companies, including Advanced Cardiovascular Systems, Peripheral Systems Group and Arterial Vascular Engineering. Mr. French received a B.S.I.E. from the California State Polytechnic University, San Luis Obispo.

Board of Directors

Our board of directors currently consists of six members. We currently anticipate that we will add one new independent member to our board prior to completion of this offering. All directors are elected to hold office until their successors have been elected and qualified or until the earlier of death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by the board of directors. Vacancies on the board can be filled by resolution of the board of directors. Each of Messrs. Brown, Conley and French are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

Board Committees

Our board of directors currently has an audit committee, compensation committee and nominating and corporate governance committee, which have the composition and responsibilities described below. As of the completion of this offering, we expect that all of the members of our committees will be independent directors under the rules of the SEC and The Nasdaq National Market.

Audit Committee.  The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by:

•	appointing, retaining, determining compensation and overseeing our independent accountants;

•	ensuring that our accountants are independent from management;

•	approving the services performed by our independent accountants;

•	reviewing our independent accountants’ reports regarding our accounting policies and systems of internal controls;

•	reviewing compliance with legal and regulatory requirements; and

•	ensuring the integrity of our financial statements.

Our audit committee presently consists of Messrs. Conley and French. Following this offering, we expect that our audit committee will consist of Messrs. Conley and French and one additional independent director, with Mr. Conley serving as Chairman of the Committee. Each member of the audit committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statements. Our board of directors has determined that each of Messrs. Conley and French is an audit committee financial expert as currently defined under the rules of the SEC. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the requirements of, the Sarbanes Oxley Act of 2002, the rules of the Nasdaq Stock Market and SEC rules and regulations. Our board of directors has approved and adopted a written charter for the audit committee.

Compensation Committee.  The compensation committee performs the following functions, among others, as set forth in its committee charter:

•	determining our general compensation policies and the compensation of our directors and officers;

•	reviewing and approving bonuses for our officers and other employees;

•	reviewing and determining equity based compensation for our directors, officers, employees and consultants;

•	administering our stock option plans and employee stock purchase plans;

•	reviewing corporate goals and objectives relative to executive compensation; and

•	evaluating our chief executive officer’s performance and setting our chief executive officer’s compensation.

The compensation committee historically has established our chief executive officer compensation. Our compensation committee presently consists of Messrs. Conley and French. Following this offering, we expect that our compensation committee will be comprised of Messrs. Conley and French and one additional independent director, with Mr. French serving as Chairman of the Committee. Each member is and will be an outside director as currently defined in Section 162(m) of the Internal Revenue Code of 1986 and a non-employee director within the current meaning of Rule 16b-3 as promulgated under the Securities Exchange Act of 1934. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Nasdaq Stock Market.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee performs the following functions, among others, as set forth in its committee charter:

•	evaluating and recommending to the full board of directors candidates for directorship and the size and composition of the board;

•	recommending members of the board of directors to serve on the various committees of the board of directors;

•	overseeing our corporate governance guidelines;

•	developing plans for chief executive officer succession; and

•	reporting and making recommendations to the board concerning corporate governance matters and recommending a code of conduct for our directors, officers and employees.

Our nominating and corporate governance committee consists of Messrs. Brown, Conley and French, with Mr. Brown serving as Chairman of the Committee. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under the rules of the Nasdaq Stock Market and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is presently nor at any time has been one of our executive officers or employees. Mr. Conley served as our Secretary from July 2002 until June 2006 but he was not compensated for such service, other than as a member of our board of directors. No interlocking relationship exists, or has existed in the past, between our board or compensation committee and the board or compensation committee of any other company.

Director Compensation

We have agreements with each of our directors, including our employee directors, which provide for the grant of stock options as compensation for service on our board of directors. Pursuant to our agreements with each of Messrs. Alimi, Akao, Conley and French, we granted to each of these directors an option to purchase 78,283 shares of our common stock, which represented 0.5% of the then fully diluted shares of our common stock, and granted Mr. Schutz an option to purchase 25,000 shares of our common stock, with an exercise price of $0.75 per share. We granted an option to purchase 200,000 shares of our common stock to Mr. Brown pursuant to his agreement with an exercise price of $2.54 per share. All unvested shares underlying these options will vest in full upon completion of this offering. We also granted Messrs. Alimi and Schutz options to purchase 50,000 shares and 25,000 shares of our common stock, respectively, with an exercise price of $2.54 per share. Mr. Brown’s option vests as to 20% of the shares on the first anniversary of the grant date and as to 1/60 each month thereafter until fully vested. The remainder of the director options vest as to 20% of the shares on each of the first five anniversaries of the grant date. In addition, we reimburse our non-employee directors for reasonable out-of-pocket expenses incurred on our behalf.

Executive Compensation

The following table summarizes all compensation paid to our chief executive officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to us during the fiscal year ended March 31, 2006. We refer to these individuals as our named executive officers. The compensation described in this table does not include medical, group life insurance or other benefits which are generally available to all of our salaried employees.

Summary Compensation Table

			Long-Term
			Compensation
	Annual Compensation		Shares Underlying	All Other
Name and Position(s)	Salary ($)	Bonus ($)	Options (#)	Compensation ($)

Hojabr Alimi	$293,302	$26,250	50,000	$4,517	(1)
President and Chief Executive Officer
Robert Miller	184,288	1,250	25,000	—
Chief Financial Officer
James Schutz	187,972	1,250	25,000	6,246	(2)
Vice President of Corporate Development, General Counsel and Corporate Secretary
Theresa Mitchell	176,327	6,250	402,500	—
Vice President of Regulatory, Clinical Affairs, Quality Assurance and Research and Development
Bruce Thornton	173,101	1,250	362,500	5,042	(3)
Vice President of International Operations and Sales

(1)	Consists of $350 for IRA contributions and $4,167 for life insurance premiums.

(2)	Consists of $5,486 for IRA contributions and $760 for life insurance premiums.

(3)	Consists of IRA contributions.

Options/SAR Grants Table

The following table set forth certain information for the year ended March 31, 2006 with respect to stock options granted to our named executive officers. The percentage of total options granted is based on an aggregate of 2,518,000 options granted to employees in the year ended March 31, 2006.

					Potential
					Realizable Value
	Individual Grants				at Assumed
	Number of	% of Total			Annual Rates of
	Shares	Options			Stock Price
	Underlying	Granted to			Appreciation for
	Options	Employees in	Exercise Price	Expiration	Option Term(4)
Name	Granted(1)	2005	Per Share(2)	Date(3)	5% ($)	10% ($)

Hojabr Alimi	50,000	2.0%	$2.54	10/1/2015	$ $
Robert Miller	25,000	1.0	2.54	10/1/2015
James Schutz	25,000	1.0	2.54	10/1/2015
Theresa Mitchell	200,000	7.9	1.10	4/1/2015
	202,500	8.0	2.54	10/1/2015
Bruce Thornton	80,000	3.2	1.10	5/6/2015
	282,500	11.2	2.54	10/1/2015

(1)	Unless otherwise noted, the options become exercisable as to 20% of the shares on each of the first five anniversaries of the grant date.

(2)	The exercise price is the fair market value of our common stock on the date of grant, as determined by our board of directors.

(3)	Unless otherwise noted, the options have a term of ten years, subject to earlier termination in certain events related to termination of service or employment. Vesting of the options is subject to acceleration under certain circumstances described under “Director Compensation” and “Employment, Severance and Change of Control Arrangements.”

(4)	The 5% and 10% assumed rates of appreciation are required by the rules of the SEC and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option/SAR Exercises in 2005 and Fiscal Year-End Option/SAR Values

The following table shows information concerning the number and value of unexercised options held by each of the named executive officers at March 31, 2006. The table assumes a per share fair market value equal to $     , which is the midpoint of the range set forth on the cover of the prospectus.

					Value of Unexercised
			Number of Unexercised		In-the-Money
	Shares		Options at		Options/SARs
	Acquired	Value	Fiscal Year-End (#)		at Fiscal Year-End ($)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Hojabr Alimi	—	—	1,659,314	108,969	$	$
Robert Miller	240,000	—	295,256	25,000
James Schutz	—	—	230,000	370,000
Theresa Mitchell	—	—	40,000	362,500
Bruce Thornton	—	—	16,000	386,500

Employment, Severance and Change of Control Arrangements

We have entered into employment agreements with each of Hojabr Alimi, Michael Wokasch, Robert Miller, James Schutz, Theresa Mitchell and Bruce Thornton. In the event Mr. Alimi, Mr. Wokasch, Mr. Miller or Mr. Schutz is terminated without cause or resigns for good reason, upon satisfaction of certain requirements, including executing a general release of claims against us, the officer is entitled to accrued but unpaid salary (including vacation pay), reimbursement of any outstanding business expenses, a lump severance payment equal to 12 times in the case of Mr. Wokasch, 18 times in the case of Mr. Miller and Mr. Schutz, or 24 times in the case of Mr. Alimi, the average monthly base salary paid to the officer over the preceding 12 months (or for the term of the officer’s employment if less than 12 months), automatic vesting of all unvested options and other equity awards, the extension of exercisability of all options and other equity awards to at least 12 months following the date the officer terminates employment or, if earlier, until the option expires, up to one year reimbursement for health care premiums and a full gross up of any excise taxes payable by the officer under Section 4999 of the Internal Revenue Code because of the foregoing payments and acceleration (including the reimbursement of any additional federal, state and local taxes payable as a result of the gross up). If any officer terminates his or her employment for any reason, he or she must give us 30 days, or in the case of Mr. Alimi, 60 days prior written notice.

Hojabr Alimi.  Our agreement with Mr. Alimi, dated January 1, 2004, provides for an annual salary of $225,000, which amount may be increased by our board of directors. Separately, we granted Mr. Alimi an option to purchase 78,283 shares for service as a director at an exercise price of $0.75 per share which vests at a rate of 20% per year from the date of grant provided that such options will vest in full upon completion of this offering.

Michael Wokasch.  Our agreement with Mr. Wokasch, dated June 10, 2006, provides for an annual salary of $200,000 as our Chief Operating Officer. In connection with Mr. Wokasch’s agreement, we will also grant him an option to purchase 500,000 shares of our common stock at an exercise price to be determined by our board of directors which will vest over five years from the date of grant. We will also grant Mr. Wokasch an annual bonus of $100,000 upon meeting certain milestones.

Robert Miller.  Our agreement with Mr. Miller, dated June 1, 2004, provides for an annual salary of $165,000. In connection with this agreement, we granted Mr. Miller an option to purchase 378,532 shares of common stock, which vested immediately based on Mr. Miller’s prior consultant work for us, and an option to purchase 156,724 shares of common stock, which vests based on Mr. Miller’s hours of service. Upon completion of this offering, we will grant Mr. Miller an additional fully-vested option to purchase 240,000 shares of common stock. All of these options have or will have an exercise price of $0.75 per share.

James Schutz.  Our agreement with Mr. Schutz, dated January 1, 2004, provides for an annual salary of $165,000, which amount may be increased by our board of directors, and an option to purchase 150,000 shares of our common stock at an exercise price of $0.75 per share which vests in five equal annual installments from the date of grant. Separately, we granted Mr. Schutz an option to purchase 25,000 shares for service as a director at an exercise price of $0.75 per share which vests at a rate of 20% per year from the date of grant provided that such options will vest in full upon completion of this offering.

Theresa Mitchell.  Our agreement with Ms. Mitchell, dated March 23, 2005, provides for a salary of $165,000, which amount may be increased by our board of directors. In connection with Ms. Mitchell’s agreement, we also granted her an option to purchase 200,000 shares of our common stock at an exercise price of $1.10 per share which vests in five equal annual installments from the date of grant. We must provide her with 12 months notice if she is terminated without cause. During this 12-month period, we may provide Ms. Mitchell with continued salary payments as severance. In the event of a change of control of Oculus, if Ms. Mitchell is terminated, she is entitled to a lump sum severance payment equal to 12 months of her then base salary and all unvested options and other equity awards will immediately vest in full and remain exercisable for at least 12 months following her termination or, if earlier, the date the option or other equity award expires. Ms. Mitchell’s agreement also provides her a full gross up of any excise taxes payable by Ms. Mitchell under Section 4999 of the Internal Revenue Code because of the foregoing payments and acceleration (including the reimbursement of any additional federal, state and local taxes payable as a result of the gross up).

Bruce Thornton.  Our agreement with Mr. Thornton, entered on June 2005, provides an annual salary of $160,000, which amount may be increased by our board of directors. In connection with his agreement, we also granted him an option to purchase 80,000 shares of our common stock at an exercise price of $1.10 per share which vests ratably over five years from the date of grant. We must provide him with 6 months notice if he is terminated without cause. During this 6 month period, we may provide Mr. Thornton with continued salary payments as severance. In the event of a change of control of Oculus, if Mr. Thornton is terminated, he is entitled to a lump sum severance payment equal to 12 months of his then base salary, and all unvested options and other equity awards will immediately vest in full and remain exercisable for at least 12 months following his termination or, if earlier, the date the option or other equity award expires. Mr. Thornton’s agreement also provides him a full gross up of any excise taxes payable by Mr. Thornton under Section 4999 of the Internal Revenue Code because of the foregoing payments and acceleration (including the reimbursement of any additional federal, state and local taxes payable as a result of the gross up).

Equity Compensation Plans

  1999 Stock Plan

General.  Our 1999 stock plan was adopted by our board of directors and approved by our shareholders in May 1999.

Administration.  The compensation committee of our board of directors administers the 1999 stock plan. The 1999 stock plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, or Section 422, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determines to whom to grant options or stock purchase rights, the number of shares under the options or stock purchase rights, the exercise or purchase price, the fair market value of our common stock, the term of options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to a shareholder holding more than 10% of the voting shares of our company, or 10% holders) and other terms and conditions. Under our 1999 stock plan, incentive stock options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant, and nonstatutory options must be granted with an exercise price of at least 85% of the fair market value of our common stock on the date of grant. Incentive stock options and nonstatutory stock options granted to 10% holders must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

Authorized Shares.  Under our 1999 Plan, we have reserved 4,605,000 shares of our common stock for issuance. As of March 31, 2006, 1,894,599 shares of common stock remained available for future issuance under our 1999 stock plan. As of March 31, 2006, options to purchase a total of 1,674,000 shares of common stock were outstanding under the 1999 stock plan at a weighted average exercise price of $0.11 per share. As of June 2006, no shares of our common stock remain available for future issuance under the 1999 stock plan.

Plan Features.  Options granted under the 1999 stock plan generally vest at the rate of 20% of the total number of shares subject to the options on each anniversary of the vesting commencement date. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, options granted under the 1999 stock plan remain exercisable for 12 months following the termination of service of an optionee by reason of death or disability and remain exercisable for 3 months upon a termination of service for any other reason. The 1999 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 1999 stock plan will fully vest immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes or substitutes an equivalent option or right for them.

  2000 Stock Plan

General.  Our 2000 stock plan was adopted by our board of directors in March 2000 and was subsequently approved by our shareholders in June 2000.

Administration.  The compensation committee of our board of directors administers the 2000 stock plan. The 2000 stock plan provides for the granting of incentive stock options within the meaning of Section 422 to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determines to whom to grant options or stock purchase rights, the number of shares under the options or stock purchase rights, the exercise or purchase price, the fair market value of our common stock, the term of options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to 10% holders) and other terms and conditions. Under our 2000 stock plan, incentive stock options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant, and nonstatutory options must be granted with an exercise price of at least 85% of the fair market value of our common stock on the date of grant. Incentive stock options and nonstatutory stock options granted to 10% holders must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

Authorized Shares.  Under our 2000 stock plan, we have reserved 1,395,000 shares of our common stock for issuance. As of March 31, 2006, 1,223,800 shares of common stock remained available for future issuance under our 2000 stock plan. As of March 31, 2006, options to purchase a total of 158,000 shares of common stock were outstanding under the 2000 stock plan at a weighted average exercise price of $0.62 per share. As of June 2006, no shares of our common stock remain available for future issuance under the 2000 stock plan.

Plan Features.  Options granted under the 2000 stock plan generally vest at the rate of 20% of the total number of shares subject to the options on each anniversary of the vesting commencement date. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, options granted under the 2000 stock plan remain exercisable for 12 months following the termination of service of an optionee by reason of death or disability and remain exercisable for 3 months upon a termination of service for any other reason. The 2000 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 2000 stock plan will fully vest immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes or substitutes an equivalent option or right for them.

  2003 Stock Plan

General.  Our 2003 stock plan was adopted by our board of directors and approved by our shareholders in July 2003.

Administration.  The compensation committee of our board of directors administers the 2003 stock plan. The 2003 stock plan provides for the granting of incentive stock options within the meaning of Section 422 to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determines to whom to grant options or stock purchase rights, the number of shares under the options or stock purchase rights, the exercise or purchase price, the fair market value of our common stock, the term of options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to 10% holders) and other terms and conditions. Under our 2003 stock plan, incentive stock options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant, and nonstatutory options must be granted with an exercise price of at least 85% of the fair market value of our common stock on the date of grant. Incentive stock options and nonstatutory stock options granted to 10% holders must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

Authorized Shares.  Under our 2003 stock plan, we have reserved 4,000,000 shares of our common stock for issuance. As of March 31, 2006, 2,626,868 shares of common stock remained available for future issuance under our 2003 stock plan. As of March 31, 2006, options to purchase a total of 1,285,818 shares of common stock were outstanding under the 2003 stock plan at a weighted average exercise price of $0.75 per share. As of June 2006, no shares of our common stock remain available for future issuance under the 2003 stock plan.

Plan Features.  Options granted under the 2003 stock plan generally vest at the rate of 20% of the total number of shares subject to the options on each anniversary of the vesting commencement date. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, options granted under the 2003 stock plan remain exercisable for 12 months following the termination of service of an optionee by reason of death or disability and remain exercisable for 3 months upon a termination of service for any other reason. The 2003 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 2003 stock plan will fully vest immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes or substitutes an equivalent option or right for them.

  2004 Stock Plan

General.  Our 2004 stock plan was adopted by our board of directors and approved by our shareholders in July 2004.

Administration.  The compensation committee of our board of directors administers the 2004 stock plan. The 2004 stock plan provides for the granting of incentive stock options within the meaning of Section 422 to employees, officers and employee directors and the granting of nonstatutory stock options to employees, officers, directors (including non-employee directors) and consultants. The administrator determines to whom to grant options, the number of shares under the options, the fair market value of our common stock, the term of options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to 10% holders) and other terms and conditions. Under our 2004 stock plan, incentive stock options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant, and nonstatutory options must be granted with an exercise price of at least 85% of the fair market value of our common stock on the date of grant. Incentive stock options and nonstatutory stock options granted to 10% holders must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000.

Authorized Shares.  Under our 2004 stock plan, we have reserved 6,000,000 shares of our common stock for issuance. As of March 31, 2006, 2,201,643 shares of common stock remained available for future issuance under our 2004 stock plan. As of March 31, 2006, options to purchase a total of 3,558,356 shares of common stock were outstanding under the 2004 stock plan at a weighted average exercise price of $1.97 per share. Following the completion of this offering, no shares of our common stock will remain available for future issuance under the 2004 stock plan.

Plan Features.  Options granted under the 2004 stock plan generally vest at the rate of 20% of the total number of shares subject to the options on each anniversary of the vesting commencement date. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, options granted under the

2004 stock plan remain exercisable for 6 months following the termination of service of an optionee by reason of death or disability and remain exercisable for between 30 days and 3 months upon a termination of service for any other reason. The exercise period for nonstatutory stock options may be extended for 6 months. An optionee must execute a shareholders agreement with us prior to the receipt of shares pursuant to the exercise of options granted under our 2004 stock plan. The 2004 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 2004 stock plan will fully vest immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes or substitutes an equivalent option for them.

  SIMPLE IRA Plan

We sponsor a SIMPLE IRA plan under which employees may choose to make salary reduction contributions, and we make matching contributions up to 3% of the employee’s compensation for the year. All contributions are made directly to an individual retirement account established for each employee.

Indemnification Agreements

We intend to enter into new agreements to indemnify our directors and executive officers following our reincorporation in Delaware. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors and executive officers to the fullest extent permitted by Delaware law. A description of these provisions is contained under the heading “Description of Common Stock — Limitation of Liability and Indemnification Matters.”

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Physician Advisors

We have two physician advisory boards: Business and Medical Advisory Board and Clinical Investigational Board. We rely extensively on our physician advisors to advise on marketing and research and development efforts and provide information and data on the clinical use of our products.

Our Business and Medical Advisory Board assists us in the following:

•	prioritizing medical markets in terms of where our product can be the most effective, the speed with which they can be introduced and the scope of the problem in the market;

•	prioritizing physician clinical studies;

•	identifying clinical studies to be pursued;

•	providing introductions to wound care specialists in the United States and Europe;

•	advising regarding the success of our products in various market segments;

•	reviewing and commenting on the specific protocols being considered;

•	providing guidance on how best to educate and encourage the medical community to adopt our product as the standard of care in wound management;

•	providing input to potential collaborators on the application and effectiveness of our products; and

•	participating in the completion of the physician clinical studies and presenting the results to other physicians.

Our Business and Medical Advisory Board is currently comprised of the following individuals:

Name	Specialty	Position

Don C. Wukasch, M.D.	Cardiovascular Surgery	Fellow, American College of Surgeons and American College of Cardiology
Barnett L. Cline, M.D. M.P.H., Ph.D.	Tropical Medicine	Tulane University Professor of Tropical Medicine, Emeritus; member, Armed Forces Epidemiological Board
Paul L. Schnur, M.D.	Plastic and Reconstructive Surgery	Consultant, Plastic Surgery Division, Mayo Clinic Scottsdale; Associate Professor, University of Arizona, College of Medicine
Bruce C. Wilson, M.D., F.A.C.C.	Cardiology	Fellow, American College of Cardiology; Chairman, Heart Hospital of Milwaukee; Assistant Professor of Medicine, Medical College of Wisconsin
Gerald L. Woolam, M.D.	General Surgery	Professor of Surgery, Texas Tech University
William A. Rutala, Ph.D., M.P.H.	Infectious Disease	Professor, Division of Infectious Diseases, University of North Carolina School of Medicine; Director of Hospital Epidemiology, Occupational Health and Safety Program, University of North Carolina Health Care System
Philip J. Kearney		Assistant United States Attorney

Name	Specialty	Position

David E. Allie, M.D.	Cardiothoracic and Endovascular Surgery	Chief of Cardiothoracic and Endovascular Surgery, Cardiovascular Institute of the South Lafayette; Director, Vascular Surgery and Noninvasive Vascular Labs Houma
Luca Dalla Paola, M.D.	Endrocrinologist and Surgery	Chief of the Diabetic Foot Unit of Presidio Ospedaliero Abano Terme Hospital; Professor, Bologna University School of Medicine

Our Clinical Investigational Board assists us by introducing us to practicing physicians and key opinion leaders in our target markets and conducting physician clinical studies. The Clinical Investigational Board is currently comprised of the following individuals:

Name	Specialty	Position

Gerald Keusch, M.D.	Infectious Disease	Associate Dean of Global Health, Professor of Medicine, Boston University
Richard Marks, M.D.	Foot and Ankle Surgery	Associate Professor of Orthopedic Surgery, Medical College of Wisconsin
Akito Ohmura, M.D., Ph.D.	Anesthesiology	Head of Medical ISO Committee Japan; Dean, Teikyo University School of Medicine

All of our physician advisors serve one or five-year terms. All of our physician advisors are employed by employers other than us and may have commitments or consulting arrangements with other companies, including our competitors, that may limit their availability to consult for us. Although these advisors may contribute significantly to our affairs, we generally do not expect them to devote more than a small portion of their time to us.

Advisory Board Compensation

We pay each of the physicians serving on the Business and Medical Advisory Board a quarterly stipend, except for Dr. Allie. Drs. Cline, Schnur, Woolam, Rutala, Dalla Paola and Wilson each receive $3,000 each quarter. Drs. Wukasch and Wilson receive $6,000 and $12,000, respectively, each quarter. Although Dr. Allie does not receive a quarterly stipend, we paid Dr. Allie $10,000 and issued him 50,000 shares of our common stock as payment for our participation in the 2005 New Cardiovascular Horizons Conference, of which Dr. Allie served as conference co-chairman. In addition, we granted each of our physician advisors, except for Drs. Ohmura and Dalla Paola, warrants to purchase shares of our common stock with a conversion price of $4.50 per share. Drs. Allie, Keusch and Marks each have a warrant to purchase 10,000 shares, Drs. Cline, Schnur, Wilson, Woolam and Rutala each have a warrant to purchase 15,000 shares, and Dr. Wukasch has a warrant to purchase 25,000 shares. We also granted Dr. Ohmura an option to purchase 10,000 shares of our common stock with an exercise price of $0.75 per share. This option will not vest fully until October 2008. We also compensate our medical advisory board members for clinical studies they conduct for us.

RELATED PARTY TRANSACTIONS

We issued promissory notes to Akihisa Akao, one of our directors, in May 1999, December 1999 and February 2003 in the amount of $15,000 bearing interest at a rate of 8% per annum, $200,000 bearing interest at a rate of 8% per annum, and $40,000 bearing interest at a rate of 10% per annum, respectively. These obligations were repaid in October 2004.

We entered into a one year consulting agreement with White Moon Medical, a company formed under the laws of Japan, in October 2005. Mr. Akihisa Akao is the sole stockholder of White Moon Medical. Under the terms of the agreement, White Moon Medical provides us with merger and acquisition strategy and technology support in Asia, particularly in Japan. We have agreed to pay White Moon Medical an annual consulting fee of $146,000, and White Moon Medical is also eligible for additional bonuses. This agreement may be terminated by either party upon 30 days written notice.

We also issued a promissory note to Richard Conley, one of our directors, in February 2003 in the amount of $40,000 bearing interest at a rate of 10% per annum. This note was convertible at any time by Mr. Conley into 40,000 shares of either common stock or series A preferred stock. On June 30, 2005, Mr. Conley converted this note into an aggregate of 40,000 shares of our series A preferred stock at a conversion price of $1.00 per share.

The vesting of options to purchase 580,248 shares of our common stock granted to our directors will be accelerated upon completion of this offering.

In connection with the termination of Robert Miller’s prior consulting agreement, we have agreed to grant him a fully-vested option to purchase 240,000 shares of our common stock at $0.75 per share upon completion of this offering.

We intend to enter into indemnification agreements with our directors and executive officers in connection with our reincorporation in Delaware.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of May 31, 2006 regarding the number of shares and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each of our directors and named executive officers listed above in the summary compensation table; and

•	all of our directors and executive officers as a group.

We are not aware of any owners of more than 5% of our common stock other than Messrs. Alimi and Akao. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, we have assumed that 16,875,928 shares of common stock are issued and outstanding prior to the completion of this offering and           shares of common stock issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to all derivative securities held by that person that are currently exercisable or exercisable within 60 days of May 31, 2006 and shares of common stock subject to options that vest upon completion of this offering. We did not deem these shares outstanding; however, for the purpose of computing the percentage ownership of any other person.

	Number of Shares	Percentage of Shares Outstanding
Name of Beneficial Owner(1)	Beneficially Owned	Before the Offering	After the Offering

Hojabr Alimi(2)	5,741,283	34.0%
Robert Miller(3)	775,256	4.6%
James Schutz(4)	245,000	1.5%
Theresa Mitchell(5)	40,000	0.2%
Bruce Thornton(6)	34,666	0.2%
Akihisa Akao(7)	2,156,283	12.8%
Edward Brown(8)	200,000	1.2%
Richard Conley(9)	746,283	4.4%
Gregory French(10)	241,283	1.4%
All directors and executive officers as a group (10 persons)(11)	10,180,054	60.3%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Oculus Innovative Sciences, Inc., 1129 N. McDowell Boulevard, Petaluma, California 94954.

(2)	Includes 1,674,971 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006.

(3)	Includes 295,256 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006, 240,000 shares issuable upon exercise of options to be granted upon completion of this offering and 200,000 shares held by The Miller 2005 Grandchildren’s Trust, for which Mr. Miller is a trustee.

(4)	Includes 230,000 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006 and 15,000 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(5)	Consists of 40,000 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006.

(6)	Consists of 34,666 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006.

(7)	Includes 35,314 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006.

(8)	Upon completion of this offering, options to purchase 200,000 shares will become exercisable.

(9)	Includes 554,971 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006 and 31,312 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(10)	Includes 67,314 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006 and 31,312 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(11)	Includes 2,932,492 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2006 and 580,248 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following describes our common stock and preferred stock and certain provisions of our certificate of incorporation and our bylaws as will be in effect upon the completion of this offering and assumes our reincorporation in Delaware.

     Common Stock

As of May 31, 2006, there were 16,875,928 shares of common stock outstanding held by approximately           stockholders of record assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is and all shares of common stock to be issued in this offering, when they are paid for will be, fully paid and nonassessable.

     Preferred Stock

Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

     Registration Rights

Upon completion of this offering, the holders of 17,287,522 shares of common stock issued upon conversion of the preferred stock and preferred stock warrants will be entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account or the account of a security holder, other than on a Form S-8, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. Six months after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement with the holders, holders of a majority of the shares of common stock issued upon conversion of the preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares. We are not obligated to effect more than one of these stockholder-initiated registrations.

Upon completion of this offering, the holders of 352,804 shares of common stock issued upon conversion of the preferred stock issued pursuant to the exercise of warrants will be entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account or the account of a security holder, other than on a Form S-8, on a form in which the common stock issued upon conversion of the preferred stock may be included, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. Six months after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement or managing dealer warrant agreement with the holders, holders of a majority of the shares of common stock issued upon conversion of the preferred stock issued pursuant to the exercise of warrants may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares. We are not obligated to effect more than one of these stockholder-initiated registrations.

Upon completion of this offering, the holders of 3,429,592 shares of common stock issued upon the exercise of warrants will be entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

  Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Delaware law, regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by our board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after that date, the business combination is approved by our board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder:

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms, with one class of directors being elected at each annual meeting of stockholders and the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

In addition, so long as a single or related group of stockholders continue to own at least one-third of our outstanding common stock, a transaction between us and any person or entity in which such stockholder or stockholders have a material interest, if required under applicable federal and state law or Nasdaq rules to be approved by our stockholders, will require approval of a majority of the outstanding shares not held by such interested stockholders present in person or by proxy at the meeting of stockholders held with respect to such transaction.

Limitation of Liability and Indemnification Matters

We intend to adopt provisions in our certificate of incorporation and bylaws that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under Delaware law. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate of incorporation. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by

Delaware law. This provision does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws.

Delaware law permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least two-thirds of our shares entitled to vote in the election of directors, voting as one class.

Delaware law provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, and a vote of stockholders or otherwise. Our restated certificate of incorporation and bylaws will eliminate the personal liability of directors to the maximum extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq Symbol

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “OCLS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales of perceptions and could impair our ability to obtain future capital.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding      shares of common stock, assuming outstanding options or warrants are not exercised prior to the completion of this offering. Of these outstanding shares, all of the           shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted shares” within the meaning of Rule 144 under the Securities Act.

Lock-Up Agreements

Our directors and executive officers and certain of our other stockholders who collectively hold an aggregate of           shares, or  % of our outstanding common stock, have agreed that they will not sell any common stock owned by them without the prior written consent of A.G. Edwards & Sons, Inc. and Jefferies & Company, Inc. for a period of at least 180 days after the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. As a result of the lock-up agreements described above and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

•	shares will be eligible for sale immediately following the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described above, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of vested options, beginning 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our affiliates within the previous one year, unless Rule 144(k) is available as described below, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144 as this will depend on the market price of our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the completion of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above,           shares may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and           shares may be sold by affiliates under Rule 144 without compliance with the one-year minimum holding period requirements.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering approximately           shares of common stock reserved for issuance under our stock option plans. Accordingly, the shares of common stock registered under this registration statement will be available for sale in the open market upon exercise by the holders, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, upon completion of this offering, the holders of approximately 15,934,718 shares of common stock will be entitled to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among us and the underwriters, each underwriter has severally agreed to purchase from us the following respective number of shares of common stock at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Shares

A.G. Edwards & Sons, Inc.
Jefferies & Company, Inc.
First Albany Capital Inc.
C.E. Unterberg, Towbin, LLC
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per share to certain other dealers. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares of common stock from us, at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

We, our directors and executive officers and certain of our other stockholders have agreed that during the 180-day period after the date of this prospectus, subject to limited exceptions, we and they will not, without the prior written consent of A.G. Edwards & Sons, Inc. and Jefferies & Company, Inc., directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent option” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock (or any securities convertible into, exercisable for or exchangeable for our common stock or any interest therein or any capital stock of our subsidiary). These lock-up agreements will cover approximately  % of our outstanding common stock in the aggregate. A.G. Edwards & Sons, Inc. or Jefferies & Company, Inc. may, in each of their sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 180-day period. There are, however, no agreements between A.G. Edwards & Sons, Inc. or Jefferies & Company, Inc. and the parties that would allow them to do so as of the date of this prospectus.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock included in this offering will be determined by negotiation among us and the representatives. Among the factors considered in determining the price will be:

•	the history of and prospects for our business and the industry in which we operate;

•	an assessment of our management;

•	our past and present revenues and earnings;

•	the prospects for growth of our revenues and earnings; and

•	currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us.

The representatives have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

The following table summarizes the discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

We expect to incur expenses of approximately $      million in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate coving transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.

The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchases of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

We have applied to list the common stock on the Nasdaq National Market under the symbol “OCLS.”

From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus or any other material relating to use or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Our consolidated financial statements as of March 31, 2005 and 2006 and for each of the three years in the period ended March 31, 2006 included in this prospectus have been so included in reliance on the report of Marcum & Kliegman LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 12, 2006, the Audit Committee of our board of directors approved the dismissal of PricewaterhouseCoopers LLP, or PWC, as our independent registered public accounting firm and subsequently appointed Marcum & Kliegman LLP as our independent registered public accounting firm.

We will request that PWC furnish a letter addressed to the Securities and Exchange Commission stating whether PWC believes any events requiring disclosure under Item 304 of Regulation S-K have occurred. A copy of their letter will be filed as an exhibit to the registration statement of which this prospectus forms a part.

PWC did not issue a report on our financial statements for the years ended March 31, 2004 or 2005 or for the period through April 12, 2006.

We did not consult with Marcum & Kliegman LLP on any accounting or financial reporting matters in the periods prior to their appointment.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-202-551-8090 for further information on the public reference room. Our SEC filings, including the registration statement, are also available to the public on the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the public reference room and website of the SEC referred to above.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Oculus Innovative Sciences, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Oculus Innovative Sciences, Inc. and Subsidiaries (the “Company”) as of March 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oculus Innovative Sciences, Inc. and Subsidiaries, as of March 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006 in conformity with United States generally accepted accounting principles.

/s/  Marcum & Kliegman llp

New York, New York
June 21, 2006

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	March 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$3,287	$7,448
Accounts receivable, net	227	1,076
Inventories	868	317
Prepaid expenses and other current assets	499	1,386

Total current assets	4,881	10,227
Property and equipment, net	1,959	1,940
Notes receivable	55	—
Restricted cash	45	44
Deferred offering costs	—	478

Total assets	$6,940	$12,689

LIABILITIES
Current liabilities:
Accounts payable	$906	$2,774
Accrued expenses and other current liabilities	2,335	1,686
Dividend payable	—	121
Current portion of long-term debt	950	504
Current portion of capital lease obligations	27	15

Total current liabilities	4,218	5,100
Long-term debt, less current portion	460	210
Capital lease obligations, less current portion	60	41

Total liabilities	4,738	5,351

Commitments, Contingencies and Other Matters
Stockholders’ Equity
Convertible preferred stock, no par value; 30,000,000 shares authorized, Series A 5,351,244 and 5,391,244 shares issued and outstanding at March 31, 2005 and 2006, respectively	6,628	6,668
Series B 4,056,568 and 10,543,474 shares issued and outstanding at March 31, 2005 and 2006, respectively	16,696	43,722
Common stock, no par value; 100,000,000 shares authorized, 15,658,614 and 16,875,928 shares issued and outstanding at March 31, 2005 and 2006, respectively	3,101	3,399
Additional paid-in capital	3,674	4,644
Deferred compensation	(676)	(798)
Accumulated other comprehensive (loss) income	(141)	3
Accumulated deficit	(27,080)	(50,300)

Total stockholders’ equity	2,202	7,338

Total liabilities and stockholders’ equity	$6,940	$12,689

The accompanying footnotes are an integral part of these consolidated financial statements.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended March 31,
	2004	2005	2006

Revenues
Product	$95	$473	$1,966
Service	807	883	618

Total revenues	902	1,356	2,584

Cost of revenues
Product	1,403	2,211	3,899
Service	1,265	1,311	1,003

Total cost of revenues	2,668	3,522	4,902

Gross loss	(1,766)	(2,166)	(2,318)

Operating expenses
Research and development	1,413	1,654	2,600
Selling, general and administrative	3,918	12,492	15,933

Total operating expenses	5,331	14,146	18,533

Loss from operations	(7,097)	(16,312)	(20,851)
Interest expense	(178)	(372)	(172)
Interest income	3	8	282
Other income (expense), net	(26)	146	(377)

Net loss from continuing operations	(7,298)	(16,530)	(21,118)

Discontinued operations
Loss from operations of discontinued business	—	—	(818)
Loss on disposal of discontinued business	—	—	(1,163)

Loss on discontinued operations	—	—	(1,981)

Net loss	(7,298)	(16,530)	(23,099)
Preferred stock dividends	—	—	(121)

Net loss available to common stockholders	$(7,298)	$(16,530)	$(23,220)

Net loss per common share: basic and diluted
Continuing operations	$(0.47)	$(1.06)	$(1.28)
Discontinued operations	—	—	(0.12)

	$(0.47)	$(1.06)	$(1.40)

Weighted-average number of shares used in per common share calculations:
Basic and diluted	15,647	15,659	16,602

Other comprehensive loss, net of tax
Net loss	$(7,298)	$(16,530)	$(23,099)
Foreign currency translation adjustments	(14)	(127)	144

Comprehensive loss	$(7,312)	$(16,657)	$(22,955)

The accompanying footnotes are an integral part of these consolidated financial statements.

OCULUS INNOVATIVE SCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

									Accumu-
								Deferred	lated
								Stock-	Other
	Convertible Preferred Stock						Additional	Based	Compre-	Accum-
	Series A		Series B		Common Stock		Paid in	Compen-	hensive	ulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	sation	Income	Deficit	Total

Balance, April 1, 2003	—	—	—	—	15,435,112	$2,892	$286	$(5)	—	$(3,252)	$(79)
Issuance of common stock, net of offering costs	—	—	—	—	101,500	203	—		—	—	203
Issuance of common stock upon exercise of stock options	—	—	—	—	122,000	6			—	—	6
Deferred stock-based compensation	—	—	—	—	—	—	233	(233)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	30	—	—	30
Non-employee stock-based compensation	—	—	—	—	—	—	7	—	—	—	7
Issuance of common stock warrants in exchange for services	—	—	—	—	—	—	44	—	—	—	44
Reclassification of options subject to cash settlement	—	—	—	—	—	—	3	—	—	—	3
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	—	88	—	—	—	88
Issuance of Series A convertible preferred stock, net of offering costs	5,351,244	$6,628	—	—	—	—	—	—	—	—	6,628
Translation adjustment	—	—	—	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	—	—	—	(7,298)	(7,298)

Balance, March 31, 2004	5,351,244	6,628			15,658,612	3,101	661	(208)	(14)	(10,550)	(382)
Issuance of common stock upon exercise of stock options	—	—	—	—	2	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	—	—	2,765	(2,765)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	2,297	—	—	2,297
Non-employee stock-based compensation	—	—	—	—	—	—	30	—	—	—	30
Reclassification of options subject to cash settlement	—	—	—	—	—	—	113	—	—	—	113
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	—	28	—	—	—	28
Issuance of Series A convertible preferred stock warrants in connection with debt financing	—	—	—		—	—	77	—	—	—	77

OCULUS INNOVATIVE SCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

									Accumu-
								Deferred	lated
								Stock-	Other
	Convertible Preferred Stock						Additional	Based	Compre-	Accum-
	Series A		Series B		Common Stock		Paid in	Compen-	hensive	ulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	sation	Income	Deficit	Total

Issuance of Series B convertible preferred stock, net of offering costs	—	—	4,056,568	16,696	—	—	—	—	—	—	16,696
Translation adjustment	—	—	—	—	—	—	—	—	(127)	—	(127)
Net loss	—	—	—	—	—	—	—	—	—	(16,530)	(16,530)

Balances, March 31, 2005	5,351,244	$6,628	4,056,568	$16,696	15,658,614	$3,101	$3,674	$(676)	$(141)	$(27,080)	$2,202
Issuance of common stock upon exercise of stock options	—	—	—	—	1,167,314	298	—	—	—	—	298
Deferred stock-based compensation	—	—	—	—	—	—	401	(401)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	279	—	—	279
Non-employee stock-based compensation	—	—	—	—	—	—	32	—	—	—	32
Issuance of common stock warrants in exchange for services	—	—	—	—	—	—	153	—	—	—	153
Issuance of common stock in exchange for services	—	—	—	—	50,000	—	127	—	—	—	127
Reclassification of options subject to cash settlement	—	—	—	—	—	—	257	—	—	—	257
Issuance of Series B convertible preferred stock, net of offering costs	—	—	6,486,906	27,026	—	—	—	—	—	—	27,026
Issuance of Series A convertible preferred stock in connections with convertible debt	40,000	40	—	—	—	—	—	—	—	—	40
Dividend payable to Series A preferred stockholders	—	—	—	—	—	—	—	—	—	(121)	(121)
Translation adjustment	—	—	—	—	—	—	—	—	144	—	144
Net loss	—	—	—	—	—	—	—	—	—	(23,099)	(23,099)

Balance, March 31, 2006	5,391,244	$6,668	10,543,474	$43,722	16,875,928	$3,399	$4,644	$(798)	$3	$(50,300)	$7,338

The accompanying footnotes are an integral part of these consolidated financial statements.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended March 31,
	2004		2005		2006

Cash flows from operating activities:
Net loss from continuing operations		$(7,298)		$(16,530)	$(21,118)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization		163		434	651
Stock-based compensation		424		2,349	597
Non-cash interest expense		37		131	21
Loss on disposal of assets		10		2	113
Changes in operating assets and liabilities
Accounts receivable, net of doubtful accounts		(195)		217	(849)
Inventory		(119)		(748)	551
Prepaid expenses and other current assets		(163)		(278)	(887)
Accounts payable		857		(165)	1,868
Accrued expenses and other current liabilities		726		1,055	(649)

Net cash used in operating activities		(5,558)		(13,533)	(19,702)

Cash flows from investing activities:
Purchases of property and equipment		(982)		(1,042)	(475)
Issuance of note receivable		—		(55)	55
Changes in restricted cash		(25)		(21)	1
Deferred offering costs		—		—	(478)

Net cash used in investing activities		(1,007)		(1,118)	(897)

Cash flows from financing activities:
Proceeds from the issuance of common stock		203		—	—
Issuance of common stock upon exercise of stock options		6		—	298
Proceeds from the issuance of preferred stock		6,628		16,696	27,026
Proceeds from issued debt		574		1,205	257
Principal payments on debt		(106)		(664)	(953)
Payments on capital leases		(34)		(41)	(31)

Net cash provided by financing activities		7,271		17,196	26,597

Cash flows from discontinued operations
Operating cash flows		—		—	(818)
Investing cash flows		—		—	(1,163)

Net cash used in discontinued operations		—		—	(1,981)

Effect of exchange rate on cash and cash equivalents		(14)		(127)	144

Net increase (decrease) in cash and cash equivalents		692		2,418	4,161
Cash and equivalents, beginning of period		177		869	3,287

Cash and equivalents, end of period		$869		$3,287	$7,448

Supplemental disclosure of cash flow information:
Cash paid for interest		$134		$221	$125

Equipment purchased under capital leases		$40		$37	$—

Conversion of note into Series A preferred stock	$		$		$40

The accompanying footnotes are an integral part of these consolidated financial statements.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — The Company

Oculus Innovative Sciences, Inc. (the “Company”) was incorporated under the laws of the State of California in April 1999. The Company’s principal office is located in Petaluma, California. The Company develops, manufactures and markets a family of products intended to prevent and eliminate infection in acute and chronic wounds. The Company’s platform technology, Microcyn, is a non-toxic, superoxidized water-based solution that is designed to eliminate a wide range of bacteria, viruses, fungi and spores without promoting the development of resistant strains of pathogens. The Company conducts its business worldwide, with subsidiaries in Europe and Mexico.

NOTE 2 — Liquidity and Financial Condition

The Company incurred net losses of $7,298,000, $16,530,000 and $23,099,000 for the years ended March 31, 2004, 2005 and 2006, respectively. At March 31, 2006, the Company’s accumulated deficit amounted to $50,300,000.

During the years ended March 31, 2004, 2005 and 2006, the Company raised, net of offering costs, an aggregate of $6,837,000, $16,696,000 and $27,324,000, respectively in various equity financing transactions that, together with the proceeds of certain debt financing transactions, enabled it to sustain operations while attempting to execute its business plan. The Company had $5,127,000 of working capital as of March 31, 2006. In addition, the Company entered into a $5,000,000 credit facility to be used to fund its operations, and invest in new equipment in June 2006 (Note 18).

The Company’s ability to continue its operations is dependent upon its ability to raise additional capital and generate revenue and operating cash flow through the execution of its business plan. The Company is also in the process of effectuating an initial public offering (“IPO”) of its equity securities. The Company’s Board of Directors and stockholders have also approved an amendment to the Articles of Incorporation to authorize the issuance of up to 3,500,000 shares of Series C convertible preferred stock. The Company cannot provide any assurance that it will successfully raise any capital as a result of the authorization to issue these shares.

Management believes the Company’s current level of working capital and the additional funds it expects to generate from operations will sustain the business through March 31, 2007. However, the Company cannot provide any assurance that unforeseen circumstances will not require it to raise additional capital and/or make operational changes in the business to conserve liquidity. If the Company’s liquidity circumstances change materially from management’s plan at any time during the year ending March 31, 2007, it could be required to curtail certain activities to reduce costs in order to sustain the business. In the event that the Company is required to raise additional capital, the Company cannot provide any assurance that it will successfully secure any commitments for new financing on acceptable terms, if at all.

NOTE 3 — Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Aquamed Technologies, Inc., Oculus Technologies of Mexico C.V. (“OTM”), and Oculus Innovative Sciences B.V. (“OIS Europe”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are presented in United States Dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation.” (“SFAS 52”). The Company’s subsidiary OTM uses the local currency (Mexican Pesos) as its functional currency and OIS Europe uses the local currency (Euro) as its functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts are translated at average

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive (loss) income.

The Company, in determining whether it is required to consolidate investee businesses, considers both the voting and variable interest models of consolidation as required under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) “Consolidation of Variable Interest Entities,” (“FIN 46(R)”). Accordingly the Company consolidates investee entities when it owns less than 50% of the voting interests but, based on the risks and rewards of its participation, has established financial control. As described in Note 17, the Company’s consolidated financial statements include the results of a variable interest entity that is being presented as a discontinued operation in accordance with SFAS No. 144 “Accounting for the Impairment and Disposal of Long Lived Assets.”

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates and assumptions include revenue recognition reserves and write-downs related to receivables and inventories, the recoverability of long-term assets, deferred taxes and related valuation allowances and valuation of equity instruments.

Revenue Recognition

The Company generates revenue from sales of its products to hospitals, medical centers, doctors, pharmacies, distributors and partners. The Company sells its products directly to third parties and to distributors through various cancelable distribution agreements. The Company has also entered into an agreement to license its products.

The Company also provides regulatory compliance testing and quality assurance services to medical device and pharmaceutical companies.

The Company applies the revenue recognition principles set forth in Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition” with respect to all of its revenue. Accordingly, the Company records revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectability of the sale is reasonable assured.

The Company requires all of its product sales to be supported by evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms and payment terms. Evidence of an arrangement generally consists of a contract or purchase order approved by the customer. The Company has ongoing relationships with certain customers from which it customarily accepts orders by telephone in lieu of a purchase order.

The Company recognizes revenue at the time in which it receives a confirmation that the goods were either tendered at their destination when shipped “FOB destination,” or transferred to a shipping agent when shipped “FOB shipping point.” Delivery to the customer is deemed to have occurred when the customer takes title to the product. Generally, title passes to the customer upon shipment, but could occur when the customer receives the product based on the terms of the agreement with the customer.

The selling prices of all goods that the Company sells are fixed, and agreed to with the customer, prior to shipment. Selling prices are generally based on established list prices. The Company does not customarily permit its customers to return any of its products for monetary refunds or credit against completed or future sales. The Company, from time to time, may replace expired goods on a discretionary basis. The Company

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

records these types of adjustments, when made, as a reduction of revenue. Sales adjustments were insignificant during the years ended March 31, 2004, 2005 and 2006, respectively.

The Company evaluates the creditworthiness of new customers and monitors the creditworthiness of its existing customers to determine whether events or changes in their financial circumstances would raise doubt as to the collectability of a sale at the time in which a sale is made. Payment terms on sales made in the United States are generally 30 days and internationally, generally range from 30 days to 180 days.

In the event a sale is made to a customer under circumstances in which collectability is not reasonably assured, the Company either requires the customer to remit payment prior to shipment or defers recognition of the revenue until the time of collection. The Company maintains a reserve for amounts which may not be collectible.

During the fiscal year ended March 31, 2005, approximately $434,000 of sales in Mexico were recognized when cash was collected since collection was not reasonably assured.

The Company has entered into distribution agreements in Europe. Recognition of revenue and related cost of revenue from product sales is deferred until the product is sold from the distributors to their end customers.

When the Company receives letters of credit and the terms of the sale provide for no right of return except to replace defective product, revenue is recognized when the letter of credit becomes effective and the product is shipped.

Revenue from consulting contracts is recognized as services are provided. Revenue from testing contracts is recognized as tests are completed and a final report is sent to the customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may be invested in money market funds, commercial paper, and certificates of deposits. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash

In connection with operating lease agreements, the Company is required to maintain cash deposits in a restricted account. For the year ended March 31, 2005 and 2006, cash held as security was $45,000 and $44,000, respectively, and was classified as restricted cash.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are maintained in financial institutions in the United States, Mexico, and The Netherlands. The Company is exposed to credit risk in the event of default by these financial institutions for amounts in excess of the Federal Deposit Insurance Corporation insured limits. Management believes that the financial institutions that hold the Company’s deposits are financially sound and have minimal credit risk.

The Company grants credit to its business customers, which are primarily located in the United States, Mexico, and Europe. Collateral is generally not required for trade receivables. The Company maintains allowances for potential credit losses.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts, government charge-backs and sales returns. Estimates for cash discounts, government chargebacks

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and sales returns are based on contractual terms, historical trends and expectations regarding the utilization rates for these programs.

The Company’s policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Other factors that the Company considers include its existing contractual obligations, historical payment patterns of its customers and individual customer circumstances, an analysis of days sales outstanding by customer and geographic region, and a review of the local economic environment and its potential impact on government funding and reimbursement practices. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had a low occurrence of credit losses through 2005 and therefore did not consider it necessary to establish an allowance for doubtful accounts as of March 31, 2005. The allowance for doubtful accounts at March 31, 2006 represents a probable credit loss due from a single customer in the amount of $90,000.

Inventories

Inventories of finished goods and raw materials are stated at the lower of cost, determined first-in, first-out under a standard cost method, or market.

The Company also establishes reserves for obsolescence or unmarketable inventory. The Company recorded reserves to reduce the carrying amounts of inventories to their net realizable value in the amounts of $221,000 and $996,000 for the years ended March 31, 2005 and 2006, respectively, which is included in the accompanying statements of operations as a component of cost of goods sold.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the improvement or the remaining term of the lease. Useful lives by classification is as follows:

Years

Office equipment	3
Manufacturing and other equipment	5
Furniture and fixtures	7

Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying values of its long lived assets in accordance with SFAS 144 “Long Lived Assets” when events or changes in circumstances would indicate that it is more likely than not that their carrying values may exceed their realizable values, and records impairment charges when considered necessary. Specific potential indicators of impairment include, but are not necessarily limited to:

•	a significant decrease in the fair value of an asset;

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	a significant change in the extent or manner in which an asset is used or a significant physical change in an asset;

•	a significant adverse change in legal factors or in the business climate that affects the value of an asset;

•	an adverse action or assessment by the U.S. Food and Drug Administration or another regulator;

•	an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an income-producing asset.

When circumstances indicate that an impairment may have occurred, the Company tests such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of such assets and their eventual disposition to their carrying amounts. In estimating these future cash flows, assets and liabilities are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other such groups. If the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss, measured as the excess of the carrying value of the asset over its estimated fair value, will be recognized. The cash flow estimates used in such calculations are based on estimates and assumptions, using all available information that management believes is reasonable.

Research and Development

Research and development expense is charged to operations as incurred and consists primarily of personnel expenses, outside services and supplies. For the years ended March 31, 2004, 2005 and 2006, research and development expense amounted to $1,413,000, $1,654,000 and $2,600,000, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to $99,000, $122,000 and $126,000, for the years ended March 31, 2004, 2005 and 2006, respectively.

Shipping and Handling Costs

The Company applies the guidelines enumerated in Emerging Issues Task Force Issue (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs” with respect to its shipping and handling costs. Accordingly, the Company classifies amounts billed to customers related to shipping and handling in sale transactions as revenue. Shipping and handling costs incurred are recorded in cost of sales.

Foreign Currency Transactions

Foreign currency gains (losses) relate to working capital loans that the Company’s made to its foreign subsidiaries. The Company recorded foreign currency gains (losses) for the years ended March 31, 2004, 2005 and 2006 of ($4,000), $134,000, and ($283,000), respectively The related gains (losses) were recorded in other income (expense) in the accompanying statements of operations.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretations and complies with the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” The Company has elected to continue to follow Interpretation of No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB 25, in accounting for employee stock option plans. Under APB 25, compensation

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense is based upon the excess of the estimated fair value of the Company’s stock over the exercise price, if any, on the grant date. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity instrument.

In accordance with the provisions of SFAS No. 123, the fair value of each employee option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

	Year Ended March 31,
	2004	2005	2006

Estimated life	6 yrs	6 yrs	6 yrs
Risk-free interest rate	3.18%	3.95%	4.27%
Dividend yield	0.00%	0.00%	0.00%

Based on the above assumptions, the weighted-average estimated minimum values of options granted were $0.24, $1.25 and $0.78 for the years ended March 31, 2004, 2005 and 2006, respectively.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Year Ended March 31,
	2004	2005	2006

Net loss available to common stockholders, as reported	$(7,298)	$(16,530)	$(23,220)
Add: Total stock-based employee compensation expenses included in net loss	30	2,297	279
Deduct: Total stock-based employee compensation determined under the fair-value based method for all awards	(81)	(2,448)	(503)

Net loss available to common stockholders, pro forma	$(7,349)	$(16,681)	$(23,444)

Net loss per common share, basic and diluted:
As reported	$(0.47)	$(1.06)	$(1.40)
Pro forma	$(0.47)	$(1.07)	$(1.41)

Non-Employee Stock Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests. Non-employee stock-based compensation charges are amortized over the vesting period.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impact taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Loss

Other comprehensive loss includes all changes in stockholders’ equity (deficit) during a period from non-owner sources and is reported in the consolidated statement of stockholders’ equity (deficit). To date, other comprehensive loss consists of changes in accumulated foreign currency translation adjustments during the period.

Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128 “Earnings Per Share” and has applied the guidance enumerated in Staff Accounting Bulletin No. 98 (“SAB Topic 4D”) with respect to evaluating its issuances of equity securities during all periods presented.

Under SFAS No. 128, basic net loss per share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. The computation of basic loss per share for the years ended March 31, 2004, 2005 and 2006 excludes potentially dilutive securities because their inclusion would be anti-dilutive.

In addition to the above, the SEC (under SAB Topic 4D) requires new registrants to retroactively include the dilutive effect of common stock or potential common stock issued for nominal consideration during all periods presented in its computation of basic earnings (loss) per share and diluted earnings per share as if they were, in substance, recapitalizations. The Company evaluated all of its issuances of equity securities and determined that it had no nominal issuances of common stock or common stock equivalents to include in its computation of loss per share for any of the periods presented.

Common stock equivalents excluded from the determination of basic and diluted net loss per share because their effect would be anti-dilutive are as follows (in thousands):

	Year Ended March 31,
	2004	2005	2006

Options to purchase common stock	6,138	5,360	7,876
Warrants to purchase common stock	121	1,856	3,430
Convertible preferred stock (as if converted)	5,351	9,408	15,935
Warrants to purchase preferred stock (as if converted)	—	67	67
Convertible debt	80	40	—

	11,690	16,731	27,308

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amounts of the Company’s line of credit obligation and other long term obligations approximate fair value as such instruments feature contractual interest rates that are consistent with current market rates of interest or have effective yields that are consistent with instruments of similar risk, when taken together with equity instruments issued to the holder.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Notes

The Company accounts for conversion options embedded in convertible notes in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). SFAS 133 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with EITF 00-19. SFAS 133 provides for an exception to this rule when the host instruments are deemed to be conventional as that term is described in the implementation guidance to SFAS 133 and further clarified in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19.

The Company accounts for convertible notes (deemed conventional) in accordance with the provisions of EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features,” (“EITF 98-5”) and EITF 00-27 “Application of EITF 98-5 to Certain Convertible Instruments.” Accordingly, the Company records, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

The Company’s convertible instruments do not host conversion options that are deemed to be free standing derivative financial instruments.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company accounts for the issuance of common stock purchase warrants issued and other free standing derivative financial instruments in accordance with the provisions of EITF 00-19. Based on the provisions of EITF 00-19, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R “Share Based Payment”. This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123R addresses all forms of share-based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations for stock-based compensation expense. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005 is the first interim or annual reporting period beginning after the entity becomes a public entity. The adoption of this pronouncement will result in the recognition of stock based compensation expense in the Company’s financial statements.

In EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” the EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this pronouncement did not have material effect on the Company’s financial statements.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant effect on its financial statements.

On June 29, 2005, the EITF ratified Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’ ” EITF Issue 05-2 provides guidance on determining whether a convertible debt instrument is “conventional” for the purpose of determining when an issuer is required to bifurcate a conversion option that is embedded in convertible debt in accordance with SFAS 133. Issue No. 05-2 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. The Company does not believe that the adoption of this pronouncement will have a significant effect on its financial statements.

In September 2005, Issue No. 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’ ” EITF 05-4 provides guidance to issuers as to how to account for registration rights agreements that require an issuer to use its “best efforts” to file a registration statement for the resale of equity instruments and have it declared effective by the end of a specified grace period and, if applicable, maintain the effectiveness of the registration statement for a period of time or pay a liquidated damage penalty to the investor. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its financial statements.

In September 2005, the FASB ratified EITF Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company does not believe that the adoption of this pronouncement will have a significant effect on its financial statements.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2005, the FASB also ratified EITF Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated and recorded in stockholder’s equity for book purposes, but as a liability for income tax purposes) and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.” This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. The Company does not believe that the adoption of this pronouncement will have a significant effect on its financial statements.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155, but does not expect that the adoption of this pronouncement will have a material effect on its financial statements.

In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 is effective for the first fiscal year beginning after September 15, 2006. SFAS 156 changes the way entities account for servicing assets and obligations associated with financial assets acquired or disposed of. The Company has not yet completed its evaluation of the impact of adopting SFAS 156 on its results of operations or financial position, but does not expect that the adoption of SFAS 156 will have a material impact.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 4 — Accounts Receivable

Accounts receivable consisted of the following (in thousands):

	March 31,
	2005	2006

Accounts receivable	$227	$1,166
Less: allowance for doubtful accounts	—	(90)

	$227	$1,076

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — Inventories

Inventories consisted of the following (in thousands):

	March 31,
	2005	2006

Raw materials	$272	$267
Finished goods	817	1,046
	1,089	1,313

Less: inventory allowances	(221)	(996)

	$868	$317

NOTE 6 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31,
	2005	2006

Prepaid expenses	$355	$304
Value added tax receivable	—	722
Other current assets	144	360

	$499	$1,386

NOTE 7 — Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31,
	2005	2006

Manufacturing and other equipment	$1,834	$1,866
Office equipment	447	653
Furniture and fixtures	200	209
Leasehold improvements	219	498
Capital projects in progress	51	—

	2,751	3,226
Less accumulated depreciation and amortization	(792)	(1,286)

	$1,959	$1,940

Fixed assets include $217,000 and $186,000 of equipment purchases that were financed under capital lease obligations as of March 31, 2005 and 2006, respectively (Note 10). The Company made approximately $40,000 and $37,000 of such purchases during the years ended March 31, 2004 and 2005, respectively. The accumulated amortization on these assets amounted to $80,000 and $108,000 as of March 31, 2005 and 2006, respectively.

Depreciation expense (including amortization of leased assets) amounted to $163,000, $434,000 and $651,000 for the years ended March 31, 2004, 2005 and 2006, respectively.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31,
	2005	2006

Accrued salaries	$220	$267
Accrued tax and audit costs	641	673
Estimated liability for pending litigation	335	300
Investor deposits	497	—
Accrued stock option rescission	250	—
Accrued value added tax payable	285	220
Deferred revenue	—	156
Accrued other	107	70

	$2,335	$1,686

NOTE 9 — Long-Term Debt

From May 1, 1999 through January 7, 2003, the Company issued various notes for aggregate principal amounting to $385,000 with interest rates ranging from 8% to 10.3% per annum. The proceeds of these notes were used to fund the Company’s operations. The Company made the remaining principal payments on these notes which amounted to $84,000 and $185,000 during the years ending March 31, 2004 and 2005, respectively. Aggregate interest expense under these obligations amounted to $19,000 and $9,000 for the years ended March 31, 2004 and 2005, respectively.

On May 1, 1999, the Company issued a note payable in the amount of $64,000 with interest at 8% per annum and a final payment due on December 31, 2009. The remaining balance on this obligation, which amounts to $68,000 including accrued interest, is included in non-current portion of long-term debt in the accompanying balance sheet at March 31, 2006. Contractual interest expense under this note amounted to $7,000 for each of the years ended March 31, 2004 and 2005.

On February 7, 2003, the Company issued a $40,000 convertible note to a director of the Company bearing interest at the rate of 10% per annum. The note was convertible, at the option of the holder, into such number shares of the Company’s common stock or Series A preferred stock determined by dividing the amount to be converted by the conversion price of $1.00 per share.

On February 26, 2003, the Company issued a $40,000 convertible note to a director of the Company bearing interest at the rate of 10% per annum with a maturity date of August 26, 2004. The note was convertible, at the option of the holder, into such number shares of the Company’s common stock or Series A preferred stock determined by dividing the amount to be converted by the conversion price of $1.00 per share.

The proceeds of these notes were used to finance operating activities. The fair value of the underlying stock, measured at the commitment date of each of these financing transactions, was $2.00 per share. Accordingly, the Company recorded a $40,000 discount against the principal values of the each of these notes and a corresponding increase in stockholders’ equity for the intrinsic value of the beneficial conversion feature in accordance with EITF 98-5. The principal balance of the note originated on February 2, 2003 was repaid in October 2004. The principal balance of the note originated on February 23, 2003 was converted into 40,000 shares of convertible series A preferred stock in June 2005.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate contractual interest expense under the convertible notes amounted to $3,000, $8,000 and $4,000 for the years ended March 31, 2004, 2005 and 2006, respectively.

On April 30, 2003, the Company completed a $500,000 financing transaction through the issuance of a note bearing variable interest at the rate of 18% to 22% per annum and warrants to purchase up to 82,500 shares of the Company’s common stock. The warrants have a term of 10 years and an exercise price of $1.50 to $2.00 per share. In accordance with APB Opinion No. 14 “Accounting for Convertible Debt Issued with Stock Purchase Warrants,” the Company allocated $538,000 of the proceeds to the note and $117,000 of proceeds to the warrants. The difference between the carrying amount of the note and its contractual redemption amount was accreted as interest expense through July 31, 2005, its earliest date of redemption. Accretion of the aforementioned discount amounted to $36,500, $60,100, $20,400 for the years ended March 31, 2004, 2005, and 2006, respectively and is included as a component of interest expense in the accompanying statements of operations. The proceeds from this note were used to fund operating activities. Contractual interest expense under this obligation amounted to $72,500, $99,700 and $30,100 for the years ended March 31, 2004, 2005 and 2006, respectively. Principal payments on this note amounted to $100,000 and $400,000 during the years ended March 31, 2005 and 2006, respectively, including the final payment made in July 2005.

From November 2003 to March 2006, the Company issued various notes for aggregate principal amounting to $443,000 with interest rates ranging from 6.65% to 8.2% per annum. The proceeds of these notes were used to fund certain operating activities. The Company made principal payments on these notes which amounted to $21,300, $91,500 and $191,200 during the years ending March 31, 2004, 2005 and 2006, respectively. Interest expense under these note obligations amounted to $900, $2,000 and $4,800 for the years ended March 31, 2004, 2005 and 2006, respectively. The aggregate remaining principal balance of these notes, which amounts to $139,000, is included in the current portion of long-term debt in the accompanying balance sheet at March 31, 2006.

In March 2004, the Company entered into an equipment financing facility providing it with up to $1,000,000 of available credit to finance equipment purchases through March 31, 2005. During the year ended March 31, 2005, the Company drew an aggregate of $994,000 of advances under this facility, which are payable in 33 monthly installments with interest at the rate of 13.5% per annum and mature at various times through May 1, 2007. The Company also paid approximately $82,000 of fees to the lender under this arrangement including $5,000 in cash and $77,000 representing the fair value of warrants to purchase up to 66,667 shares of the Company’s Series A preferred stock. The company recorded the fair value of warrants and other fees as interest expense during the year ended March 31, 2005, the one year period in which the Company was permitted to draw advances under this facility. All borrowings under this arrangement are collateralized by the equipment financed under this facility. The Company made principal payments on these notes which amounted to $288,000 and $337,000 during the years ending March 31, 2005 and 2006, respectively. Interest expense under this obligation amounted to $83,000 and $73,000 for the years ended March 31, 2005 and 2006, respectively. The remaining principal balance on this long-term debt amounted to $350,000 at March 31, 2006, including $332,000 included in the current portion of notes payable obligations in the accompanying balance sheet.

From January 2004 to March 2006, the Company issued various notes for aggregate principal amounting to $182,000 with interest rates ranging from 6.25% to 14.44% percent per annum. The proceeds of these notes were used to purchase automobiles and software. The Company made principal payments on these notes of $1,000, and $24,000 during the years ending March 31, 2005 and 2006, respectively. Aggregate interest expense under these obligations amounted to $1,000 and $8,900 for the years ended March 31, 2005 and 2006, respectively. These notes are payable in aggregate monthly installments of $3,000 through March 14, 2011. The remaining balance of these notes amounted to $156,000 at March 31, 2006, including $33,000 in the current portion of long-term debt in the accompanying balance sheet.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of principal payments due in years subsequent to March 31, 2006 is as follows (in thousands):

For years ending March 31,

2007	$504
2008	54
2009	39
2010	106
2011	11

Total principal payments	714
Less: current portion	(504)

Long-term portion	$210

NOTE 10 — Capital Lease Obligations

From September 1, 2001, through July 1, 2002, the Company entered into various capital leases under which the aggregate present value of the minimum lease payments amounted to $123,000. In accordance with SFAS 13, “Accounting for Leases” (“SFAS 13”), the present value of the minimum lease payments was calculated using discount rates ranging from 10% to 17%. Lease payments, including amounts representing interest, amounted to $38,000, $36,000 and $15,000, for the years ended March 31, 2004, 2005 and 2006, respectively. These capital leases were paid in full by March 2006.

From September 1, 2003, through October 1, 2003, the Company entered into various capital leases under which the aggregate present value of the minimum lease payments amounted to $40,000. The present value of the minimum lease payments was calculated using discount rates of ranging from 13% to 18%. Lease payments, including amounts representing interest, amounted to $3,000, $11,000 and $11,000 for the years ended March 31, 2004, 2005 and 2006, respectively. The remaining principal balance on these obligations amounted to $27,000 at March 31, 2006, including $7,700 included in the current portion of capital lease obligations in the accompanying balance sheet.

On November 10, 2004, the Company entered into a capital lease under which the present value of the minimum lease payments amounted to $37,000. The present value of the minimum lease payments was calculated using a discount rate of 10%. Lease payments, including amounts representing interest, amounted to $3,900 and $8,500 for the years ended March 31, 2005 and 2006, respectively. The remaining principal balance on these obligations amounted to $29,000 at March 31, 2006, including $7,000 included in the current portion of capital lease obligations in the accompanying balance sheet.

The Company recorded interest expense in connection with these lease agreements in the amounts of $9,600, $11,000 and $8,900 for the years ended March 31, 2004, 2005 and 2006, respectively.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Minimum lease payments due in years subsequent to March 31, 2006 are as follows (in thousands):

For years ending March 31,

2007	$21
2008	21
2009	21
2010	6

Total minimum lease payments	69
Less: amounts representing interest	(13)

Present value of minimum lease payments	56
Less: current portion	(15)

Long-term portion	$41

NOTE 11 — Commitments, Contingencies and Other Matters

Lease Commitments

The Company has entered into various non-cancelable operating leases, primarily for office facility space, that expire at various time through April 2011. Minimum lease payments for non-cancelable operating leases are as follows (in thousands):

For years ending March 31,

2007	$341
2008	177
2009	163
2010	92
2011	105

Total minimum lease payments	$878

Rent expense amounted to $273,000, $510,000 and $535,000 for the years ended March 31, 2004, 2005 and 2006, respectively.

Employment Agreements

During years ended March 31, 2005 and 2006, the Company entered into employment agreements with five of its key executives. The agreements provide, among other things, for the payment of aggregate annual salaries of approximately $880,000 and up to twenty four months of severance compensation for terminations under certain circumstances. Aggregate potential severance compensation amounted to $1,284,000 at March 31, 2006.

In October 2005, the Board of Directors also authorized the Company to grant 240,000 stock options at an exercise price of $0.75 per share to its Chief Financial Officer upon the successful completion of its proposed IPO (if completed). These options, if awarded, would be fully vested and non-forfeitable at the date of grant.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legal Matters

The Company has been named as a defendant in an employment related matter under a complaint filed by one of its former employees in the Superior Court of the State of California in the County of Sonoma in April 2005. Although the Company believes that the employee’s claim is without merit and intends to defend its position with respect to this matter, a $300,000 reserve was established based on the Company’s estimate of potential loss. Although the Company believes that its estimate is reasonable with respect to this matter, there can be no assurance that the Company will successfully defend itself against this litigation. The reserve is a component of accrued expenses and other current liabilities in the accompanying balance sheets.

In November 2005, the Company identified a possible criminal misappropiation of its technology in Mexico, and it notified the Mexican Attorney General’s office. The Company believes the Mexican Attorney General is currently conducting an investigation.

On March 14, 2006, the Company filed suit in the Northern District of California Federal Court against Nofil Corporation and Naoshi Kono, Chief Executive Officer of Nofil, for breach of contract, misappropriation of trade secrets and trademark infringement. The Company believes that Nofil Corporation violated key terms of both an exclusive purchase agreement and non-disclosure agreement by contacting and working with a potential competitor in Mexico. In the complaint, the Company seeks damages of $3,500,000 and immediate injunctive relief. No trial date has been set.

The Company is currently a party in two trademark matters asserting confusion in trademarks with respect to the Company’s use of the name Microcyn60 in Mexico. Although the Company believes that the nature and intended use of its products are different from those with the similar names, it has tentatively agreed with one of the parties to change the name Microcyn60 within twelve months from the date of a proposed settlement. Although such plaintiff referred the matter to the Mexico Trademark Office, the Company is not aware of a claim for monetary damages. Company management believes that the name change will satisfy an assertion of confusion; however, Company management believes that the Company could incur a possible loss of approximately $100,000 for the use of the name Microcyn60 during the twelve month period following the date of settlement.

The Company, from time to time, is involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently insignificant, there can be no assurance that matters arising in the ordinary course of business for which the Company could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Consulting Agreement

On October 1, 2005 the Company entered into a consulting agreement with a member of the Board of Directors. Under the terms of the agreement, the individual will be compensated for services provided outside his normal Board duties. Total compensation to be paid amounts to $146,000, payable in monthly installments over the one year term of the agreement.

Proposed Initial Public Offering

On September 1, 2005 the Board of Directors authorized the Company to file a registration statement with the SEC in connection with its proposed IPO. The Company incurred $478,000 of costs during the year ended March 31, 2006 in connection with its proposed IPO, which are presented as deferred offering costs in the accompanying balance sheet at March 31, 2006. If the Company completes its IPO these costs will be recorded as a reduction of the proceeds received. If the Company does not successfully complete its IPO, the costs will be recorded as a charge to operations.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — Stockholders’ Equity

Authorized Capital

The Company is authorized to issue up to 100,000,000 shares of common stock and 30,000,000 shares of preferred stock of which 5,500,000 shares have been designated as Series A preferred stock and 11,222,222 shares have been designated as Series B preferred stock.

Description of Common Stock

Each share of common stock has the right to one vote. The holders of common stock are entitled to dividends when funds are legally available and when declared by the Board of Directors, subject to the prior right of the preferred Series A stockholders to cumulative dividends that accrue beginning January 1, 2006.

Convertible Preferred Stock

During the year ended March 31, 2004, the Company issued in a private placement transaction, 5,351,244 shares of its Series A convertible preferred stock for net proceeds of $6,628,000 (gross proceeds of $8,027,000 less offering costs of $1,399,000).

In addition to the above, the Company issued in a private placement transaction, an aggregate of 10,543,474 shares of its Series B for net proceeds of $43,722,000 (gross proceeds of $47,446,000 less offering costs of $3,724,000) including 4,056,568 shares issued during the year ended March 31, 2005 for net proceeds of $16,696,000 and 6,486,906 shares issued during the year ended March 31, 2006 for net proceeds of $27,026,000.

The Series A is convertible into common stock at any time, at the option of the holder at a conversion price of 1.50 per share. The Series B is convertible into common stock at any time, at the option of the holder, at a conversion price of $4.50 per share. In accordance with SFAS 133 and EITF 00-19, the Company evaluated the conversion options embedded in these securities to determine whether they should be bifurcated from their host instruments and accounted for as separate derivative financial instruments. The Company determined, in accordance with SFAS 133, that the risks and rewards of the common shares underlying the conversion feature are clearly and closely related to those of the host instrument. Accordingly the conversion features, which are not deemed to be beneficial at the commitments dates of these financing transactions, are being accounted for as embedded conversion options in accordance with EITF 98-5 and EITF 00-27.

The number of shares issuable under the conversion features of the Series A and Series B is subject to adjustment for stock splits, stock dividends, recapitalizations, dilutive issuances and other anti-dilution provisions. The Series A and Series B are also automatically convertible into shares of the Company’s common stock, at the then applicable conversion price, (i) in the event that the holders of two-thirds of the outstanding shares of Series A and Series B consent to such conversion; or (ii) upon the closing of a firm commitment underwritten public offering of shares of common stock of the Company yielding aggregate proceeds of not less than $20 million (before deduction of underwriters commissions and expenses); or (iii) Company’s going public by means of a merger or acquisition which has a resultant market capitalization of greater than $75 million.

The Company has reserved 16,722,222 shares of its common stock for issuance upon the conversion of its convertible preferred stock.

Each share of Series A and Series B has voting rights equal to an equivalent number of common shares into which it is convertible and votes together as one class with common stock. The holders of the Series A are entitled to receive cumulative dividends in preference to any dividend on the common stock at the rate of 6% per annum on the initial investment amount commencing January 1, 2006. Dividends accrued but unpaid with respect to this feature amounted to $121,000 and is presented as an increase in net loss available to the

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stockholders for the year ended March 31, 2006. The Company has the option of paying the dividend in either common stock or cash. The holders of Series B are entitled to receive non-cumulative dividends when and if declared by the Board. The holders of Series A and Series B are also entitled to participate pro rata in any dividends paid on the common stock, if declared by the board of directors on an as converted basis.

In the event of any liquidation or winding up of the Company, the holders of the Series A shall be entitled to participate in the ratable distribution of the assets of the Company until the holders of the Series A have received a per share amount equal to two times the original purchase price, as applicable, plus any declared but unpaid dividends. The holders of Series B are entitled to participate in the ratable distribution of the assets of the Company after the holders of Series A have received a per share amount equal to $3.00 and holders of Series B have received a per share amount equal to 125% of their original purchase price of the Series B, in both cases plus any declared but unpaid dividends. Thereafter, any remaining assets would be distributed ratably to the holders of common stock until the common stockholders have received a per share amount equal to $3.00. Any remaining assets of the Company thereafter would be distributed ratably to Series A preferred and Series B preferred stockholders and to the common stockholders, on an as converted basis.

Liquidation events include (i) a final dissolution or winding up of the Company’s affairs requiring a liquidation of all classes of stock, (ii) a merger, consolidation or similar event resulting in a more than 50% change in control, (iii) the sale of all or substantially all of the Company’s assets and (iv) the effectuation (at the Company’s election) of any transaction or series of transactions resulting in a more than 50% change in control. The Company is required, under California law, to obtain the approval of a majority of its stockholders with respect to effectuating either a merger, consolidation or similar transaction or any transaction resulting in the sale of all or substantially all of its assets. The Company’s preferred stockholders currently represent less than a 50% voting majority. Accordingly, the Company classified its Series A and Series B preferred shares in stockholders’ equity in the accompanying balance sheet because the liquidation events are deemed to be within the Company’s control in accordance with the provisions of EITF Topic D-98 “Classification and Measurement of Redeemable Securities.”

Under the terms of Series A and B registration rights agreements between the Company and its preferred stockholders, any time after six months following the Company’s IPO (if completed), the Series A and Series B investors may request that the Company file a registration statement covering the public sale of the underlying common stock under the Securities Act of 1933, as amended (the “1933 Act”) with limited rights to delay by the Company. The investors are also entitled to unlimited piggyback registration rights on all 1933 Act registrations of the Company (except for registrations relating to employee benefit plans on Form S-8 and corporate reorganizations on Form S-4). The foregoing demand and piggyback registration rights terminate on the earlier of (i) one year after the Company’s IPO or (ii) such time as Rule 144 or another similar exemption under the 1933 Act is available for sale of all of an Investor’s shares during a three-month period without registration. The Investors Rights agreement also places certain restrictions on the preferred stockholders from selling their shares and provides them with certain rights of first refusal, co-sale and drag along and tag along rights for sales effectuated under certain circumstances.

Stock Purchase Warrants Issued in Financing Transactions

During the year ended March 31, 2004, the Company issued a warrant to purchase 62,500 shares of common stock in connection with bridge financing at an exercise price equal to the lesser of $2.00 per share or the price offered to any other investor in subsequent stock offerings prior to the expiration date of the warrants. The warrants were valued using the Black-Scholes pricing model. Assumptions used were as follows: Fair value of the underlying stock $2.00; risk-free interest rate 3.03%; contractual life of 5 years; dividend yield of 0%; and volatility of 70%. The fair value of these warrants, which amounted to $88,478, was recorded as interest expense in the accompanying statement of operations for the year ended March 31, 2004.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended March 31, 2005, the Company issued a warrant to purchase 20,000 shares of common stock in connection with bridge financing at an exercise price equal to the lesser of $1.50 per share or the price offered to any other investor in subsequent stock offerings prior to the expiration date of the warrants. The warrants were valued using the Black-Scholes pricing model. Assumptions used were as follows: Fair value of the underlying stock $1.41; risk-free interest rate 2.94%; contractual life of 4 years; dividend yield of 0%; and volatility of 70%. The fair value of the warrants amounted to $28,309 and was recorded as interest expense in the accompanying statement of operations for the year ended March 31, 2005.

During the year ended March 31, 2005, the Company issued a warrant to purchase 66,667 shares of Series A preferred stock at an exercise price of $1.50 per share in connection with an equipment leasing arrangement. The warrants were valued using the Black-Scholes pricing model. Assumptions used were as follows: Fair value of the underlying stock $1.44; risk-free interest rate 5.55% percent; contractual life of 10 years; dividend yield of 0%; and volatility of 70%. The fair value of the warrants, which amounted to $77,000, was recorded as interest expense in the accompanying statement of operations for the year ended March 31, 2005.

During the year ended March 31, 2005, the Company issued a warrant to purchase 1,735,124 shares of common stock at an exercise price of $1.50 per share to the placement agent that managed the Series A offering. The warrants were fully exercisable at the date of issuance with no future performance obligations by the placement agent and expire the second year following an IPO by the Company.

During the year ended March 31, 2006, the Company issued a warrant to purchase 1,317,933 shares of common stock at an exercise price of $4.50 per share to the placement agent that managed the Series B stock offering. The warrants were fully exercisable at the date of issuance with no future performance obligations by the placement agent and expire the second year following an IPO by the Company.

Common Stock and Common Stock Purchase Warrants Issued to Non-Employees for Services

During the year ended March 31, 2004, the Company issued warrants to purchase 38,662 shares of common stock to various consultants at exercise prices ranging from $0.75 to $2.00 per share. The warrants were fully exercisable at date of issuance and expire on dates ranging from May 31, 2013 to February 14, 2014. The warrants were valued using the Black-Scholes pricing model. Assumptions used were as follows: Fair value of the underlying stock of $1.31 to $2.00; risk-free interest rate 3.69% to 4.35%; contractual life of 10 years; dividend yield of 0%; and a volatility of 70%. The fair value of the warrants amounted to $44,000 and was recorded as selling, general and administrative expense in the accompanying statement of operations for the year ended March 31, 2004.

During the year ended March 31, 2006, the Company issued 50,000 shares of common stock to a consultant in exchange for services provided. The fair value of the underlying stock was valued at $2.54 per share. The shares were fully earned when issued with no future performance obligation by the consultant. The aggregate fair value of the shares amounted to $127,000 and was recorded as a selling, general and administrative expense in the accompanying statement of operations for the year ended March 31, 2006.

During the year ended March 31, 2006, the Company issued warrants to purchase 255,374 shares of common stock to various consultants at an exercise price of $4.50 per share. Fair value of the underlying stock at the date of grant was $2.54 per share. The warrants become exercisable at various dates through November 11, 2009 and expire at various dates through August 31, 2015. The fair value of the warrants, which amounted to $153,000, was recorded as a selling, general and administrative expense in the accompanying statement of operations for the year ended March 31, 2006.

The Company accounted for its issuance of stock based compensation to non-employees for services using the measurements date guidelines enumerated in SFAS 123 and EITF 96-18. Accordingly, the value of any awards that were vested and non forfeitable at their date of issuance were measured based on the fair

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of the equity instruments at the date of issuance. The non-vested portion of awards that are subject to the future performance of the counterparty are adjusted at each reporting date to their fair values based upon the then current market value of the company’s stock and other assumptions that management believes are reasonable.

Valuation of Common Stock

For the year ended March 31, 2004, all stock options that the Company granted to employees and non-employees under its 1999, 2000 and 2003 Stock Option Plans were recorded at their cash settlement value due to a compliance matter for which the statute of limitations has expired. In July 2005, the Company engaged an outside valuation specialist to determine the fair value of its common stock. The fair value of the Company’s common stock, based on this valuation study, was determined to be $2.54 per share. Accordingly, the fair value of the Company’s common stock underlying all equity transactions completed during the years ended March 31, 2004, 2005 and 2006 (other than options granted under the 1999, 2000 and 2003 stock option plans) was based on the results of the valuation study. The results were adjusted to the date of grant based on an analysis performed by management. The results were assessed for reasonableness by comparing such amounts to concurrent sales of other equity instruments to unrelated parties for cash and intervening events reflected in the price of the Company’s stock.

NOTE 13 — Stock Compensation Plans

1999, 2000 and 2003 Stock Plans

The 1999, 2000 and 2003 Stock Option Plans were effective May 1999, June 2000 and July 2003, respectively. The Plans provide for the issuance of both incentive stock options (ISO’s) and non-qualified stock options (NSO’s). Nonqualified and incentive stock options may be granted to employees, consultants and directors. A total of 4,605,000, 1,395,000 and 4,000,000 common shares were reserved for issuance under the 1999, 2000 and 2003 Plans, respectively.

In accordance with the Plans, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISO’s and NSO’s, respectively, as determined by the board of directors at the date of grant. With respect to any 10% shareholder, the exercise price of an ISO or NSO shall not be less than 110% of the estimated fair market value per share on the date of grant.

Options issued under the Plan have a ten-year term and generally became exercisable over a five-year period.

As of March 31, 2006, the Company’s compensation committee determined that it will not grant any further awards under its 1999, 2000, and 2003 Plans. At March 31, 2006 there are 5,745,267 options approved for issue in the 1999, 2000, and 2003 Plans that will not be issued.

2004 Stock Plan

The 2004 Stock Option Plan (“the 2004 Plan”) became effective July 2004. The 2004 Plan provides for the issuance of both ISO’s and NSO’s. Nonqualified and incentive stock options may be granted to employees, consultants and directors. A total of 6,000,000 common shares were reserved for issuance under the 2004 Plan at March 31, 2005. As of March 31, 2006, 2,201,643 shares are available for future grant under the Plan.

In accordance with the Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISO’s and NSO’s, respectively, as determined by the board of directors at the date of grant. With respect to any 10% shareholder, the exercise price of an ISO or NSO shall not be less than 110% of the estimated fair market value per share on the date of grant.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Options issued under the Plan have a ten-year term and generally become exercisable over a five-year period.

Option activity under all Plans is as follows:

		Options Outstanding
	Options		Weighted
	Available	Number	Average
	for Grant	of Options	Exercise Price

Balance at March 31, 2003	1,804,400	4,108,000	$—
Options authorized	4,000,000	—	0.75
Options granted	(2,177,632)	2,177,632	0.05
Options exercised	—	(122,000)	0.67
Options canceled	26,000	(26,000)	—

Balance at March 31, 2004	3,652,768	6,137,632	0.34
Options authorized	6,000,000	—	—
Options granted	(1,252,356)	1,252,356	0.75
Options exercised	—	(2)	0.75
Options canceled	2,030,298	(2,030,298)	0.32

Balance at March 31, 2005	10,430,710	5,359,688	0.44
Options authorized	—	—	—
Options granted	(3,148,000)	3,148,000	2.30
Options exercised	—	(1,167,314)	0.25
Options canceled	664,200	(664,200)	1.54

Balance at March 31, 2006	7,946,910	6,676,174	1.24

The options outstanding and currently exercisable by exercise price at March 31, 2006 are as follows:

	Options Outstanding and Exercisable
	Under Plans			Options Vested
		Weighted		Under Plans
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (years)	Price	Exercisable	Price

$0.03 - $0.21	1,584,000	3.41	$0.09	1,584,000	$0.09
$0.28 - $0.63	224,000	4.53	$0.53	224,000	$0.53
$0.75 - $0.75	2,191,174	7.77	$0.75	996,298	$0.75
$1.10 - $1.10	360,000	9.05	$1.10	40,000	$1.10
$2.54 - $3.00	2,317,000	9.57	$2.58	—	$—

	6,676,174	7.32	$1.24	2,844,298	$0.37

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Options Granted Outside of Plans

In May 2004, the Company granted an option to purchase 1,200,000 shares of the Company’s common stock with an exercise price of $0.04 per share to the Chief Executive Officer of the Company. The fair value of the underlying common stock at the date of grant was $1.49 per share. The options were fully exercisable on the date of grant. Stock compensation expense related to these options amounted to $1,740,000 and was recorded in selling, general and administrative expense in the year ended March 31, 2005.

Non-Employee Options

The Company believes that the fair value of the stock options issued to non-employees is more reliably measurable than the fair value of the services received. The fair value of the stock options granted was calculated using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted-average assumptions:

	Year Ended March 31,
	2004	2005	2006

Estimated life	8.25 yrs	9.06 yrs	8.67 yrs
Risk-free interest rate	3.88%	4.50%	4.27%
Dividend yield	0.00%	0.00%	0.00%
Volatility	70%	70%	70%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with stock options granted to non-employees, the Company recorded $7,000, $30,000, $32,000 of stock-based compensation expense in the years ended March 31, 2004, 2005 and 2006, respectively.

NOTE 14 — Taxes

The Company has the following net deferred tax assets (in thousands):

	March 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$8,870	$17,290
Tax credits carryforwards	123	212
Stock-based compensation	964	1,070
Reserves and accruals	327	186

Total deferred tax assets	10,284	18,758

Deferred tax liabilities:
Basis difference in assets	(100)	(78)
State taxes	(508)	(897)

Total deferred tax liabilities	(608)	(975)

Net deferred tax asset	9,676	17,783
Valuation allowance	(9,676)	(17,783)

Net deferred tax asset	$—	$—

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s recorded income tax benefit, net of the change in the valuation allowance, for each of the periods presented is as follows (in thousands):

	Year Ended March 31,
	2004	2005	2006

Income tax benefit	$2,479	$6,019	$8,107
Change in valuation allowance	(2,479)	(6,019)	(8,107)

Net income tax benefit	$—	$—	$—

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	Year Ended March 31,
	2004	2005	2006

Expected statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(3.0)%	(3.8)%	(3.3)%
Foreign earnings taxed at different rates	1.4%	1.0%	1.8%
Effect of permanent differences	1.7%	0.3%	0.3%

	(33.9)%	(36.5)%	(35.2)%
Change in valuation allowance	33.9%	36.5%	35.2%

Totals	0.0%	0.0%	0.0%

At March 31, 2006, the Company had net operating loss carryforwards for federal, state and foreign income tax purposes of approximately $28,800,000, $25,900,000 and $17,400,000, respectively. The carryforwards expire beginning 2020, 2010 and 2014, respectively. The Company also had, at March 31, 2006, federal and state research credit carryforwards of approximately $104,000 and $108,000, respectively. The federal credits expire beginning in 2026 and the state credits do not expire.

The Company experienced substantial ownership changes in connection with financing transactions it completed through the year ended March 31, 2006. Accordingly, the Company’s utilization of its net operating loss and tax credit carryforwards against taxable income in future periods, if any, is subject to substantial limitations under the Change in Ownership rules of Section 382 of the Internal Revenue Code. The Company, after considering all available evidence, fully reserved for these and its other deferred tax assets since it is more likely than not such benefits will not be realized in future periods. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred income tax assets satisfy the realization standard of SFAS No. 109, the valuation allowance will be reduced accordingly.

NOTE 15 — Employee Benefit Plan

In 2002, the Company established a program to contribute and administer individual retirement accounts for regular full time employees. Under the plan the Company matches employee contributions to the plan up to 3% of the employee’s salary. The Company contributed $34,000, $63,000 and $53,000 to the program for the years ended March 31, 2004, 2005 and 2006, respectively.

NOTE 16 — Segment and Geographic Information

In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”), operating segments are identified as components of an enterprise for which separate and

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discreet financial information is available and is used by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision-makers, as defined by SFAS 131, are the Chief Executive Officer and his direct reports.

The Company’s chief decision-makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenue and operating profit by operating unit. This information is used for purposes of allocating resources and evaluating financial performance.

The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.” Segment data includes segment revenue, segment operating profitability, and total assets by segment. Shared corporate operating expenses are reported in the U.S. segment.

The Company is organized primarily on the basis of operating units which are segregated by geography.

The following tables present information about reportable segments (in thousands):

	U.S.	Europe	Mexico	Total

Year ended March 31, 2004:
Product revenues	$—	$—	$95	$95
Service revenues	807	—	—	807

Total revenues	807	—	95	902
Depreciation expense	159	2	2	163
Operating loss	(4,914)	(209)	(1,974)	(7,097)
Interest expense	(178)	—	—	(178)
Interest income	3	—	—	3
Total assets	2,150	245	597	2,992
Year ended March 31, 2005:
Product revenues	$4	$35	$434	$473
Service revenues	883	—	—	883

Total revenues	887	35	434	1,356
Depreciation expense	365	49	17	434
Operating loss	(12,242)	(1,529)	(2,541)	(16,312)
Interest expense	(372)	—	—	(372)
Interest income	8	—	—	8
Total assets	5,017	858	1,065	6,940
Year ended March 31, 2006:
Product revenues	$109	$69	$1,788	$1,966
Service revenues	618	—	—	618

Total revenues	727	69	1,788	2,584
Depreciation expense	463	96	92	651
Operating loss	(12,621)	(2,685)	(5,545)	(20,851)
Interest expense	(172)	—	—	(172)
Interest income	282	—	—	282
Total assets	8,977	1,652	2,060	12,689

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 — Discontinued Operations

On June 16, 2005, the Company entered into a series of agreements with Quimica Pasteur, or QP, a Mexico-based company engaged in the business of distributing pharmaceutical products to hospitals and health care entities owned or operated by the Mexican Ministry of Health. These agreements provided, among other things, for QP to act as the Company’s exclusive distributor of Microcyn to the Mexican Ministry of Health for a period of three years. The Company concurrently acquired, for no additional consideration, a 0.25% equity interest in QP and an option to acquire the remaining 99.75% directly from its principals in exchange for 600,000 shares of common stock, contingent upon QP’s attainment of certain financial milestones. The Company’s distribution and related agreements were cancelable by the Company on thirty days’ notice without cause and included certain provisions to hold the Company harmless from debts incurred by QP outside the scope of the distribution and related agreements. The Company terminated these agreements on March 26, 2006.

Due to its liquidity circumstances, QP was unable to sustain operations without the Company’s subordinated financial and management support. Accordingly, QP was deemed to be a variable interest entity in accordance with FIN 46(R) and its results were consolidated with the Company’s financial statements for the period of June 16, 2005 through March 26, 2006, the effective termination date of the distribution and related agreements.

In accordance with SFAS 144, the Company has reported QP’s results for the period of June 16, 2005 through March 26, 2006 as discontinued operations because the operations and cash flows of QP have been eliminated from the Company’s ongoing operations as a result of having terminated these agreements. The Company no longer has any continuing involvement with QP as of the date in which the agreements were terminated. Amounts associated with the Company’s loss upon the termination of its agreements with QP, which consists of funds advanced by the Company for working capital, are presented separately from QP’s operating results.

Subsequent to having entered into the agreements with QP, the Company became aware of an alleged tax avoidance scheme involving the principals of QP. The audit committee of the Company’s board of directors engaged an independent counsel, as well as tax counsel in Mexico to investigate this matter. The audit committee of the board of directors was advised that QP’s principals could be liable for up to $7,000,000 of unpaid taxes; however, the Company is unlikely to have any loss exposure with respect to this matter because the alleged tax omission occurred prior to the Company’s involvement with QP. The Company has not received any communications to date from Mexican tax authorities with respect to this matter.

While Company management and the audit committee of the board of directors do not believe that the Company is likely to experience any loss with respect to this matter, there can be no assurance that the Mexican tax authorities will not pursue this matter and, if pursued, that it would not result in a material loss to the Company.

NOTE 18 — Subsequent Events

Series C Convertible Preferred Stock

In May and June 2006, the Board of Directors and stockholders, respectively, approved an amendment to the Articles of Incorporation to authorize the issuance of up to 3,500,000 shares of Series C convertible preferred stock.

New Credit Facility

In June 2006, the Company entered into a Loan and Security Agreement with a financial institution to borrow up to a maximum of $5,000,000. The facility allows the Company to borrow up to a maximum of $2,750,000 in working capital, $1,250,000 in accounts receivable financing and $1,000,000 in equipment

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing, subject to certain conditions. Substantially all assets of the Company are pledged as security for this facility. Also in conjunction with this agreement, the Company will issue warrants to purchase up to 300,000 share of Series B preferred stock of the Company at an exercise price of $4.50 per share. Warrants to purchase 215,000 shares are earned and exercisable at execution of the agreement and warrants to purchase 85,000 shares will be earned on a pro rata basis upon use of the line. Should the Company not successfully complete its IPO by March 31, 2007, the warrant exercise price will be adjusted to 75% of the effective price per share of preferred stock issued in the next round of financing or an initial public offering. In June 2006, the Company borrowed $2,750,000 against the working capital line, $717,000 against the equipment financing line and $717,000 under the accounts receivable line.

Legal Matters

In June 2006, the Company received a written communication from the grantor of a license to an earlier version of its technology indicating that such license was terminated due to an alleged breach of the license agreement. The license agreement extends to the Company’s use of the technology in Japan only. While the Company does not believe that the grantor’s revocation is valid under the terms of the license agreement and no legal claim has been threatened to date, the Company cannot provide any assurance that the grantor will not take legal action to restrict the Company’s use of the technology in the licensed territory.

While Company management does not anticipate that the outcome of this matter is likely to result in a material loss, there can be no assurance that if the grantor pursues legal action, such legal action would not have a material adverse effect on the Company’s financial position or results of operations.

Stock Option Plans

On June 29, 2006, the compensation committee of the Company’s board of directors determined that no further stock options would be granted under the 1999, 2000 or 2003 Stock Option Plans. At the time of the resolution, there were 5,745,267 options available for grant that the Company will not award in future periods.

Shares

Oculus Innovative Sciences, Inc.
Common Stock

A.G. Edwards	Jefferies & Company

First Albany Capital	C.E. Unterberg, Towbin

The date of this prospectus is          , 2006

Until          , 2006, all dealers that effect transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts listed are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$8,614
National Association of Securities Dealers, Inc. filing fee		8,550
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		10,000
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

* To be filed by amendment

Item 14.	Indemnification of Directors and Officers

In connection with the completion of this offering, the Registrant intends to reincorporate into Delaware. Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Securities Act”). The Registrant’s form of Restated Certificate of Incorporation to be effective upon completion of this offering (Exhibit 3.3 hereto) and the Registrant’s form of Bylaws to be effective upon completion of this offering (Exhibit 3.6 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the Underwriters of the Registrant, our directors and officers, and by the Registrant, of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

The following information does not give effect to the Registrant’s reverse common stock split to be effected prior to the completion of this offering.

On various dates between January 14, 2002 and May 31, 2006, the Registrant sold 1,364,916 shares of its common stock to employees, directors and consultants pursuant to the exercise of options granted under our 1999, 2000, 2003 and 2004 stock plans. The exercise prices per share ranged from $0.033 to $0.75, for an aggregate consideration of $297,585.

On various dates between August 7, 2003 and February 25, 2004, the Registrant sold 5,391,244 shares of series A preferred stock for aggregate consideration of $8,066,866 to 198 accredited investors. In connection with these sales the Registrant paid to Brookstreet Securities, Inc. an aggregate of $1,123,746 in commissions and issued to Brookstreet and its affiliates warrants to purchase an aggregate of 1,735,124 shares of the Registrant’s common stock. The Registrant also issued a warrant to purchase 66,667 shares of its series A preferred stock and a promissory note that could be converted into 40,000 shares of series A preferred stock. On June 30, 2005, this convertible note was converted into 40,000 shares of the Registrant’s common stock.

On various dates between April 30, 2004 and October 27, 2005, the Registrant sold 10,543,474 shares of series B preferred stock for aggregate consideration of $47,445,663 to 361 accredited investors. In connection with these sales the Registrant paid to Brookstreet Securities, Inc. an aggregate of $3,413,818 in commissions and issued to Brookstreet and its affiliates warrants to purchase an aggregate of 1,317,933 shares of the Registrant’s common stock.

The sales of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Amended and Restated Articles of Incorporation of the Registrant.
3.2		Certificate of Amendment of Articles of Incorporation of the Registrant.
3.3		Certificate of Amendment of Articles of Incorporation of the Registrant.
3	.4*	Certificate of Incorporation of the Registrant’s subsidiary, OIS Reincorporation Sub, Inc., a Delaware corporation.
3	.5*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the completion of the offering to which this Registration Statement relates.
3.6		Bylaws of the Registrant, as amended (composite copy).
3	.7*	Bylaws of the Registrant’s subsidiary, OIS Reincorporation Sub, Inc., a Delaware corporation.
3	.8*	Form of Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
4	.1*	Specimen Common Stock Certificate.
4.2		Warrant to Purchase Series A Preferred Stock of Registrant by and between the Registrant and Venture Lending & Leasing III, Inc., dated April 21, 2004.
4.3		Warrant to Purchase Series B Preferred Stock of Registrant by and between the Registrant and Venture Lending & Leasing IV, Inc., dated June 14, 2006.
4.4		Form of Warrant to Purchase Common Stock of Registrant.
4.5		Form of Warrant to Purchase Common Stock of Registrant.
4.6		Amended and Restated Investors Rights Agreement, effective as of April 30, 2004.
4.7		Form of Promissory Note issued to Venture Lending & Leasing III, Inc.
4.8		Form of Promissory Note (Equipment and Soft Cost Loans) issued to Venture Lending & Leasing IV, Inc.
4.9		Form of Promissory Note (Growth Capital Loans) issued to Venture Lending & Leasing IV, Inc.

Exhibit
Number		Description

4.10		Form of Promissory Note (Working Capital Loans) issued to Venture Lending & Leasing IV, Inc.
4.11		Form of Warrant to Purchase Common Stock of Registrant.
5	.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10	.1*	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2		1999 Stock Plan and related form stock option plan agreements
10.3		2000 Stock Plan and related form stock option plan agreements.
10.4		2003 Stock Plan and related form stock option plan agreements.
10.5		2004 Stock Plan and related form stock option plan agreements.
10	.6*	2006 Stock Incentive Plan and related form stock option plan agreements.
10.7		Office Lease Agreement, dated October 26, 1999, between the Registrant and RNM Lakeville, L.P.
10.8		Amendment to Office Lease No. 1, dated September 15, 2000, between Registrant and RNM Lakeville L.P.
10.9		Amendment to Office Lease No. 2, dated July 29, 2005, between the Registrant and RNM Lakeville L.P.
10.10		Office Lease Agreement, dated May 15, 2005, between Oculus Technologies of Mexico, S.A. de C.V. and Antonio Sergio Arturo Fernandez Valenzuela (translated from Spanish).
10.11		Office Lease Agreement, dated July 2003, between Oculus Innovative Sciences Netherlands, B.V. and Artikona Holding B.V. (translated from Dutch).
10.12		Loan and Security Agreement, dated March 25, 2004, between the Registrant and Venture Lending & Leasing III, Inc.
10.13		Loan and Security Agreement, dated June 14, 2006, between the Registrant and Venture Lending & Leasing IV, Inc.
10.14		Employment Agreement, dated January 1, 2004, between the Registrant and Hojabr Alimi.
10.15		Employment Agreement, dated January 1, 2004, between the Registrant and Jim Schutz.
10.16		Employment Agreement, dated June 1, 2004, between the Registrant and Robert Miller.
10.17		Employment Agreement, dated June 1, 2005, between the Registrant and Bruce Thornton.
10.18		Employment Agreement, dated March 23, 2005, between the Registrant and Theresa Mitchell.
10.19		Employment Agreement, dated June 10, 2006, between the Registrant and Mike Wokasch.
10.20		Form of Director Agreement.
10.21		Consultant Agreement, dated October 1, 2005, by and between the Registrant and White Moon Medical.
10.22		Leasing Agreement, dated May 5, 2006, made by and between Mr. Jose Alfonzo I. Orozco Perez and Oculus Technologies of Mexico, S.A. de C.V.
16	.1*	Letter re change in certifying accountants.
21.1		List of Subsidiaries.
23.1		Consent of Marcum & Kliegman LLP.
23	.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1		Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on the 30th day of June, 2006.

Oculus Innovative Sciences, Inc.

By	/s/ Hojabr Alimi
Hojabr Alimi
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hojabr Alimi and Robert Miller and each of them, his true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Hojabr Alimi Hojabr Alimi	President and Chief Executive Officer (Principal Executive Officer) and Director	June 30, 2006

/s/ Robert E. Miller Robert E. Miller	Chief Financial Officer (Principal Financial and Accounting Officer)	June 30, 2006

/s/ Akihisa Akao Akihisa Akao	Director	June 30, 2006

/s/ Edward M. Brown Edward M. Brown	Director	June 30, 2006

/s/ Richard Conley Richard Conley	Director	June 30, 2006

/s/ Gregory M. French Gregory M. French	Director	June 30, 2006

/s/ James J. Schutz James J. Schutz	Director	June 30, 2006

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Amended and Restated Articles of Incorporation of the Registrant.
3.2		Certificate of Amendment of Articles of Incorporation of the Registrant.
3.3		Certificate of Amendment of Articles of Incorporation of the Registrant.
3	.4*	Certificate of Incorporation of the Registrant’s subsidiary, OIS Reincorporation Sub, Inc., a Delaware corporation.
3	.5*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the completion of the offering to which this Registration Statement relates.
3.6		Bylaws of the Registrant, as amended (composite copy).
3	.7*	Bylaws of the Registrant’s subsidiary, OIS Reincorporation Sub, Inc., a Delaware corporation.
3	.8*	Form of Bylaws of the Registrant, to be effective upon the completion of the offering to which this Registration Statement relates.
4	.1*	Specimen Common Stock Certificate.
4.2		Warrant to Purchase Series A Preferred Stock of Registrant by and between the Registrant and Venture Lending & Leasing III, Inc., dated April 21, 2004.
4.3		Warrant to Purchase Series B Preferred Stock of Registrant by and between the Registrant and Venture Lending & Leasing IV, Inc., dated June 14, 2006.
4.4		Form of Warrant to Purchase Common Stock of Registrant.
4.5		Form of Warrant to Purchase Common Stock of Registrant.
4.6		Amended and Restated Investors Rights Agreement, effective as of April 30, 2004.
4.7		Form of Promissory Note issued to Venture Lending & Leasing III, Inc.
4.8		Form of Promissory Note (Equipment and Soft Cost Loans) issued to Venture Lending & Leasing IV, Inc.
4.9		Form of Promissory Note (Growth Capital Loans) issued to Venture Lending & Leasing IV, Inc.
4.10		Form of Promissory Note (Working Capital Loans) issued to Venture Lending & Leasing IV, Inc.
4.11		Form of Warrant to Purchase Common Stock of Registrant.
5	.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10	.1*	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2		1999 Stock Plan and related form stock option plan agreements
10.3		2000 Stock Plan and related form stock option plan agreements.
10.4		2003 Stock Plan and related form stock option plan agreements.
10.5		2004 Stock Plan and related form stock option plan agreements.
10	.6*	2006 Stock Incentive Plan and related form stock option plan agreements.
10.7		Office Lease Agreement, dated October 26, 1999, between the Registrant and RNM Lakeville, L.P.
10.8		Amendment to Office Lease No. 1, dated September 15, 2000, between the Registrant and RNM Lakeville L.P.
10.9		Amendment to Office Lease No. 2, dated July 29, 2005, between the Registrant and RNM Lakeville L.P.
10.10		Office Lease Agreement, dated May 15, 2005, between Oculus Technologies of Mexico, S.A. de C.V. and Antonio Sergio Arturo Fernandez Valenzuela (translated from Spanish).
10.11		Office Lease Agreement, dated July 2003, between Oculus Innovative Sciences, B.V. and Artikona Holding B.V. (translated from Dutch).
10.12		Loan and Security Agreement, dated March 25, 2004, between Registrant and Venture Lending & Leasing III, Inc.
10.13		Loan and Security Agreement, dated June 14, 2006, between Registrant and Venture Lending & Leasing IV, Inc.
10.14		Employment Agreement, dated January 1, 2004, between the Registrant and Hojabr Alimi.
10.15		Employment Agreement, dated January 1, 2004, between the Registrant and Jim Schutz.
10.16		Employment Agreement, dated June 1, 2004, between the Registrant and Robert Miller.

Exhibit
Number		Description

10.17		Employment Agreement, dated June 1, 2005, between the Registrant and Bruce Thornton.
10.18		Employment Agreement, dated March 23, 2005, between the Registrant and Theresa Mitchell.
10.19		Employment Agreement, dated June 10, 2006, between the Registrant and Mike Wokasch.
10.20		Form of Director Agreement.
10.21		Consultant Agreement, dated October 1, 2005, by and between the Registrant and White Moon Medical.
10.22		Leasing Agreement, dated May 5, 2006, made by and between Mr. Jose Alfonso I. Orozco Perez and Oculus technologies of Mexico, S.A. de C.V.
16	.1*	Letter regarding change in certifying accountants.
21.1		List of Subsidiaries.
23.1		Consent of Marcum & Kliegman LLP.
23	.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1		Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.